As filed with the Securities and Exchange   Registration No. 333-90577
Commission on April 15, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [X]
      Pre-Effective Amendment No. __   [   ]
      Post-Effective Amendment No. 10   [X]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT   [X]
COMPANY ACT OF 1940

(Check appropriate box or boxes.)

Security Life Separate Account L1
(Exact Name of Registrant)

Security Life of Denver Insurance Company
(Name of Depositor)

1290 Broadway
Denver, Colorado 80203-5699
(Address of Depositor's Principal Executive Offices)

(800) 525-9852
Depositor's Telephone Number, including Area Code

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford Connecticut 06156
(Name and Address of Agent for Service)

Jeffery R. Berry, Chief Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford Connecticut 06156

Approximate Date of Proposed Public Offering: Continuous

It is proposed that this filing will become effective (check appropriate box)

      [ ]   immediately upon filing pursuant to paragraph (b) of Rule 485
      [X]   on April 29, pursuant to paragraph (b) of Rule 485
      [ ]   60 days after filing pursuant to paragraph (a)(1) of Rule 485
      [ ]   on April 29, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
      [ ]   This post-effective amendment designates a new effective date for a previously filed post-effective
           amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

CORPORATE BENEFITS
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company and its Security Life Separate Account L1

The Policy
- Is issued by Security Life of Denver Insurance Company.
- Is returnable by you during the free look period if you are not satisfied.
- Is available only to groups of ten or more insured people, where the insured people share a common employment or business relationship.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the variable account and the fixed account, based on your instructions.
- Are subject to specified fees and charges.

The Policy Value
- Is the sum of your holdings in the fixed account, the variable account and the loan account.
- Has no guaranteed minimum value under the variable account. The value varies with the value of the subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the fixed account.
- Is subject to specified fees and charges.
- **Death Benefit Proceeds**
- Are paid if your policy is in force when the insured person dies.
- Are calculated under your choice of options:
  - ▷ Option 1 - the base death benefit is the greater of the amount of base insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
  - ▷ Option 2 - the base death benefit is the greater of the amount of base insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
  - ▷ Option 3 - the base death benefit is the greater of the amount of base insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
- Are equal to the base death benefit plus any rider benefits minus any outstanding loans, accrued loan interest and unpaid fees and charges.
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Fund Managers
Funds managed by the following investment managers are available through the policy:
- AIM Capital Management, Inc.
- Alliance Capital Management LP
- American Century Investment Management, Inc.
- BAMCO, Inc.
- Baring International Investment Limited
- Capital Research and Management Company
- Evergreen Investment Management Company, LLC
- Fidelity Management & Research Company
- ING Investment Management Co.
- J.P. Morgan Investment Management Inc.
- Julius Baer Investment Management LLC
- Legg Mason Funds Management, Inc.
- Marsico Capital Management, LLC
- Massachusetts Financial Services Company
- Mercury Advisors
- Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)
- Neuberger Berman Management Inc.
- OppenheimerFunds, Inc.
- Pacific Investment Management Company LLC
- Pioneer Investment Management, Inc.
- Salomon Brothers Asset Management Inc.
- T. Rowe Price Associates, Inc.
- UBS Global Asset Management (Americas) Inc.

This prospectus describes what you should know before purchasing the Corporate Benefits variable universal life insurance policy. Please read it carefully and keep it for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

The date of this prospectus is April 29, 2005

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

"Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State Variations - State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

You may contact us about the policy at our: **Customer Service Center**
                                                   P.O. Box 5065
                                                 Minot, ND 58702-5065
                                                 1-877-253-5050

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus which should be read carefully before you purchase the policy.

The Policy's Features and Benefits

Premium Payments See *Premium Payments*, page 22.	• You choose when to pay and how much to pay. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse. • You cannot pay additional premiums after age 100. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. • We deduct tax charges and a sales charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.

Free Look Period
 	
See *Free Look Period*, page 24.
	• During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	• The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days.
	• Generally, there are two types of free look refunds:
	  ▷ Some states require a return of all premium we have received; and
	  ▷ Other states require that we return your policy value plus a refund of all fees and charges deducted.
	• The length of the free look period and the free look refund that applies in your state will be stated in your policy.
	• During the free look period, your net premium will be allocated among the investment options you have selected unless your state requires a return of premium as the free look refund. In these states your net premium directed to the subaccounts will be allocated to the ING Liquid Assets Portfolio subaccount until after the free look period ends.

Death Benefits
 	
See *Death Benefits*, page 30.
	• Death benefits are paid if your policy is in force when the insured person dies.
	• Until age 100, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies.
	• There are three death benefit options available under your policy:
	  ▷ Option 1 - the base death benefit is the greater of the amount of base insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
	  ▷ Option 2 - the base death benefit is the greater of the amount of base insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
	  ▷ Option 3 - the base death benefit is the greater of the amount of base insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
	• After age 100, death benefit Option 1 will apply to all policies and the amount of base insurance coverage selected will equal the amount of base insurance coverage in effect on the policy anniversary nearest the insured person's 100th birthday plus the amount of coverage, if any, under the Adjustable Term Insurance Rider on that date.
	• We will reduce the death benefit proceeds payable under any death benefit option by any outstanding loans, accrued loan interest and unpaid fees and charges.
	• The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Temporary Insurance See *Temporary Insurance*, **page 24.**	• If you apply and qualify, we may issue temporary insurance equal to the total amount of insurance coverage for which you applied. • The maximum amount of temporary insurance is $4.5 million, which includes other in-force coverage you have with us. • Temporary insurance may not be available in all states.

Rider Benefits
 	
See *Additional Insurance Benefits*, **page 35.**
	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
	  ▷ Optional rider benefits that you must select before they are effective; and
	  ▷ Rider benefits that automatically come with your policy.
	• In many cases, we deduct an additional monthly charge for these benefits.
	• Not all riders may be available under your policy or in your state.

Investment Options See *The Investment Options,* **page 18.**	• You may allocate your net premiums to the Security Life Separate Account L1 (the "variable account") and to our fixed account. • The variable account is one of our separate accounts and consists of subaccounts which invest in corresponding funds. When you allocate premiums to a subaccount, we invest any net premiums in shares of the corresponding fund. • Your variable account value will vary with the investment performance of the funds and the charges we deduct from your variable account value. • The fixed account is part of our general account and consists of all of our assets other than those in our separate accounts (including the variable account) and loan account. • We credit interest of at least 3.00% per year on amounts allocated to the fixed account, and we may, in our sole discretion, credit interest in excess of this amount.
Transfers See *Transfers*, **page 41.**	• You currently may make an unlimited number of transfers between the subaccounts and to the fixed account each policy year. Transfers are, however, subject to any limits, conditions and restrictions that we or the funds whose shares are involved may impose. • There are certain restrictions on transfers from the fixed account. • We do not charge for transfers.
Asset Allocation Programs See *Dollar Cost Averaging*, **page 41.** See *Automatic Rebalancing*, **page 42.**	• Dollar cost averaging is a systematic program of transferring policy values to selected subaccounts of the variable account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in these asset allocation programs. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**

Loans See *Loans*, **page 40.**	• After the first policy month, you may take loans against your policy value minus any outstanding loan balance and accrued loan interest (the "net policy value"). • A loan must be at least $100 and is generally limited to your net policy value less the periodic fees and charges to your next policy anniversary. • When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. • We credit amounts held in the loan account with interest at an annual rate no less than 3.00%. • We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at a current annual rate of 3.25%. • Loans reduce your policy's death benefit and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a qualified tax adviser before taking a loan from your policy.
Partial Withdrawals See *Partial Withdrawals*, **page 44.**	• After the first policy year, you may take up to 12 partial withdrawals each policy year. In certain circumstances you may take partial withdrawals during the first policy year. • A partial withdrawal must be at least $100 and may not exceed the amount which leaves your net policy value less than $500. • We currently charge a fee of 2.00% of the amount withdrawn, up to $25 for each partial withdrawal. • Partial withdrawals may reduce the amount of base and total insurance coverage under your policy and will reduce your policy value. • Partial withdrawals may also have tax consequences, and you should consult with a qualified tax adviser before taking a partial withdrawal from your policy.
Surrenders See *Surrender*, **page 45.**	• You may surrender your policy for its surrender value at any time before the death of the insured person. • Your surrender value is your policy value minus your outstanding loan amount and accrued loan interest. • All insurance coverage ends on the date we receive your surrender request. • If you surrender your policy it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a qualified tax adviser before surrendering your policy.
Reinstatement See *Reinstatement*, **page 47.**	• You may reinstate your policy and riders within five years of lapse if you still own the policy and did not surrender it and the insured person is still insurable. • You will need to pay the required reinstatement premium. • If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a qualified tax adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur. Consider, among others, the following matters.

Life Insurance Coverage	• The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges See *Fees and Charges*, **page 25.**	• The policy's fees and charges reflect costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that these various features, benefits and services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.
Lapse See *Lapse*, **page 46.**	• Your policy may lapse and your insurance coverage under the policy may terminate if on any monthly processing date: ▷ Your net policy value is not enough to pay the periodic fees and charges when due. • If you meet this condition, we will send you notice and give you a 61 day grace period to make a sufficient premium payment. • If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value. • Partial withdrawals and loans have an adverse impact on your net policy value. Before taking a partial withdrawal or loan consider its affect on your ability to keep your policy from lapsing.

Investment Risk
 	
See *The Variable Account*, **page 19.**
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	• For amounts you allocate to the subaccounts of the variable account:
	  ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;
	  ▷ You assume the risk that your values may decline or may not perform to your expectations;
	  ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	  ▷ Each fund has various investment risks, and some funds are riskier than others;
	  ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding subaccount; and
	  ▷ There is no assurance that any fund will achieve its stated investment objective.
	• For amounts you allocate to the fixed account:
	  ▷ Interest rates we declare will change over time; and
	  ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 3.00%.

Exchanges See *Purchasing a Policy*, **page 21.**	• Replacing your existing life insurance policy(ies) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) with those of the policy described in this prospectus.

Taxation
 	
See TAX CONSIDERATIONS, page 47.
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:
	  ▷ Reduction in the amount of your insurance coverage;
	  ▷ Partial withdrawals;
	  ▷ Loans;
	  ▷ Surrender;
	  ▷ Lapse; and
	  ▷ Reinstatement.
	• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will cause income taxation to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a qualified legal or tax adviser before you purchase a policy.**

Sales Compensation **See *Distribution of the Policies*, page 59.**	• We pay compensation to broker/dealers who sell the policy. • Broker/dealers may be able to choose to receive their compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy. • We generally pay more compensation to your agent on premiums paid for base insurance coverage than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. Talk to your agent/representative about the right blend of base and Adjustable Term Insurance Rider coverage for you.
Other Products	• We and our affiliates offer other insurance products which may have different features, benefits, fees and charges. These other products may better match your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges. The following table describes the fees and charges deducted at the time you buy the policy, make a partial withdrawal or request an excess illustration. **See Transaction Fees and Charges, page 25.**

Charge	When Deducted	Amount Deducted
Tax Charges	• Deducted when you make a premium payment.	• 2.50% of each premium payment for state and local taxes. • 1.50% of each premium payment for estimated federal income tax treatment of deferred acquisition costs. • No tax charges are assessed on first year premium in excess of target premium.
Initial Sales Charge	• Deducted when you make a premium payment.	• 2.00% of premium up to target premium in segment year 1, and lower thereafter.
Partial Withdrawal Fee	• Deducted when you take a partial withdrawal.	• 2.00% of the amount withdrawn, up to $25.
Excess Illustration Fee	• Deducted each time you request an illustration after the first each policy year.	• $25 - maximum. • $0 - current.

Periodic Fees and Charges. The following table describes the fees and charges deducted each year or each month on the monthly processing date, not including fund fees and expenses. **See Periodic Fees and Charges, page 26.**

Charge	When Deducted	Amount Deducted

Cost of Insurance Charge [1]	• On the monthly processing date.	• Minimum Rates per $1,000 of base insurance coverage -
		   ▷ $0.01 - current.
		   ▷ $0.07 - guaranteed.
		 • Maximum Rates per $1,000 of base insurance coverage -
		   ▷ $9.07 - current.
		   ▷ $12.91 - guaranteed.
		 • Rates for a representative insured person per $1,000 of base insurance coverage -
		   ▷ $0.07 - current.
		   ▷ $0.38 - guaranteed.
		   ▷ The representative insured person is a male, age 45 in the no tobacco risk class.

Deferred Sales Charge	• On the monthly processing date corresponding with the first seven anniversaries of each coverage segment after the year we receive the premium payment.	• 2.00% of premium up to target premium received in the first segment year; plus • 1.00% of premium received in excess of target premium in the first segment year. • The percentage charged is lower after the first segment year.
Mortality & Expense Risk Charge [2]	• On the monthly processing date.	• 0.02% (0.20% on an annual basis) of policy value invested in the variable account.
Administrative Charge	• On the monthly processing date.	• $12 per month in policy year 1, and lower thereafter.
Loan Interest Charge	• Accrues daily but is due in arrears on each policy anniversary.	• 3.25% per annum of the loan amount.

[1] The minimum and maximum rates shown are for an insured person in the standard risk class. The cost of insurance rates shown are for the first policy year. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates that apply to you depend on the amount of your base insurance coverage and the characteristics of the group of insured people, such as ages, genders and risk classes. Different cost of insurance rates will apply to each segment of base insurance coverage. A segment or coverage segment is a block of insurance coverage. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. The guaranteed maximum cost of insurance rates for an insured person in the substandard risk class is $83.33 per $1,000 of base insurance coverage.

[2] The monthly mortality and expense risk charge rate has been rounded to the nearest one hundredth of one percent. **See Mortality and Expense Risk Charge, page 27 for the monthly rate without rounding.**

Optional Rider Fees and Charges. The following table describes the charges you will pay if you elect any of the optional rider benefits. **See Optional Rider Fees and Charges, page 28.**

Rider	When Deducted	Amount Deducted

Adjustable Term Insurance Rider [3]	• On the monthly processing date.	• Minimum Rates per $1,000 of rider benefit -
		  ▷ $0.01 - current.
		  ▷ $0.09 - guaranteed.
		• Maximum Rates per $1,000 of rider benefit -
		  ▷ $9.07 - current.
		  ▷ $16.19 - guaranteed.
		• Rates for a representative insured person per $1,000 of rider benefit -
		  ▷ $0.07 - current.
		  ▷ $0.47 - guaranteed.
		  ▷ The representative insured person is a male, age 45 in the no tobacco risk class.

[3] Rates shown are for the first policy year and have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates for this rider depend on the insured person's age, gender, policy duration and risk class and generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Fund Fees and Expenses. The following table shows the minimum and maximum fund fees and expenses that you may pay during the time you own the policy. These may change from year to year. You should review the Fund Expense Table, which begins on the following page, and fund prospectuses for details about the fees and charges specific to a particular fund.

Annual Total Fund Expenses (expenses deducted from fund assets)

	Minimum	Maximum
Total Gross Annual Fund Expenses [4]	0.27%	1.74%
Total Net Annual Fund Expenses [4, 5]	0.27%	1.50%

[4] Total Annual Fund Expenses include management fees, distribution (12b-1) fees and other expenses.

[5] The Total Net Annual Fund Expense figures include management fees, distribution (12b-1) fees and other expenses but also take into account contractual arrangements that require reimbursement or waiver of certain fund fees and expenses at least through May 1, 2006. Out of all funds available through the policy, 24 have contractual arrangements to reimburse or waive certain fees and expenses through this period. Generally, these arrangements provide that fees and expenses will be reimbursed or waived above a certain level for a specific period of time. **See the Fund Expense Table which begins on page 11 for more detailed information about these contractual arrangements.** The minimum and maximum Total Net Annual Fund Expenses shown take into account all of the available funds, not just those with contractual arrangements.

Fund Expense Table.[1] The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one of the factors that impact the value of a fund share. To learn about additional factors, please see the fund prospectuses. **See also Fund Fees and Expenses, page 29.** The following figures are a percentage of the average net assets of each fund as of December 31, 2004.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
American Funds Insurance Series - Growth Fund - Class 2	0.35%	0.25%	0.01%	0.61%	--	0.61%
American Funds Insurance Series - Growth-Income Fund - Class 2	0.29%	0.25%	0.02%	0.56%	--	0.56%
American Funds Insurance Series - International Fund - Class 2	0.54%	0.25%	0.05%	0.84%	--	0.84%
Fidelity® VIP *Contrafund*® Portfolio (Service Class)	0.57%	0.10%	0.11%	0.78%	--	0.78%
Fidelity® VIP Equity-Income Portfolio (Service Class)	0.47%	0.10%	0.11%	0.68%	--	0.68%
Fidelity® VIP Growth Portfolio (Initial Class)	0.58%	--	0.10%	0.68%	--	0.68%
Fidelity® VIP High Income Portfolio (Service Class)	0.58%	0.10%	0.13%	0.81%	--	0.81%
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	0.43%	--	0.13%	0.56%	--	0.56%
ING AIM Mid Cap Growth Portfolio (Class S) [2, 3]	0.66%	--	0.26%	0.92%	--	0.92%
ING Alliance Mid Cap Growth Portfolio (Class I) [4,5]	0.77%	--	0.01%	0.78%	--	0.78%
ING Evergreen Health Sciences Portfolio (Class S) [2a]	0.75%	--	0.25%	1.00%	--	1.00%
ING Evergreen Omega Portfolio (Class I) [4a]	0.60%	--	--	0.60%	--	0.60%
ING FMR[SM] Earnings Growth Portfolio (Class I) [6, 7]	0.62%	--	0.15%	0.77%	0.02%	0.75%
ING Global Resources Portfolio (Class I) [8]	0.66%	--	0.01%	0.67%	--	0.67%
ING JPMorgan Small Cap Equity Portfolio (Class I) [4, 5, 9]	0.90%	--	--	0.90%	0.03%	0.87%
ING JPMorgan Value Opportunities Portfolio (Class S) [10, 11]	0.40%	--	0.40%	0.80%	0.02%	0.78%
ING Julius Baer Foreign Portfolio (Class I) [8]	0.96%	--	--	0.96%	--	0.96%
ING Legg Mason Value Portfolio (Class I) [5, 8]	0.80%	--	0.01%	0.81%	--	0.81%
ING Limited Maturity Bond Portfolio (Class S) [2]	0.28%	--	0.25%	0.53%	--	0.53%
ING Liquid Assets Portfolio (Class S) [2]	0.27%	--	0.27%	0.54%	--	0.54%
ING Marsico Growth Portfolio (Class I) [5, 8]	0.77%	--	0.01%	0.78%	--	0.78%
ING Marsico International Opportunities Portfolio (Class S) [10, 11]	0.54%	--	0.42%	0.96%	0.03%	0.93%
ING Mercury Focus Value Portfolio (Class I) [8, 9]	0.80%	--	--	0.80%	0.05%	0.75%
ING Mercury Large Cap Growth Portfolio (Class S) [2, 12]	0.80%	--	0.25%	1.05%	0.05%	1.00%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING MFS Mid Cap Growth Portfolio (Class I) [5, 8, 13]	0.64%	--	--	0.64%	--	0.64%
ING MFS Total Return Portfolio (Class I) [5, 8]	0.64%	--	--	0.64%	--	0.64%
ING MFS Utilities Portfolio (Class S) [10, 11]	0.60%	--	0.40%	1.00%	--	1.00%
ING Oppenheimer Main Street Portfolio® (Class I) [5, 8]	0.64%	--	--	0.64%	--	0.64%
ING Pioneer Fund Portfolio (Class S) [14]	0.75%	--	0.26%	1.01%	--	1.01%
ING Pioneer Mid Cap Value Portfolio (Class I) [15]	0.75%	--	0.01%	0.76%	--	0.76%
ING Salomon Brothers Investors Portfolio (Class I) [8]	0.74%	--	0.01%	0.75%	--	0.75%
ING Stock Index Portfolio (Class I) [8]	0.27%	--	--	0.27%	--	0.27%
ING T. Rowe Price Capital Appreciation Portfolio (Class I) [5, 8]	0.66%	--	0.01%	0.67%	--	0.67%
ING T. Rowe Price Equity Income Portfolio (Class I) [5, 8]	0.66%	--	0.01%	0.67%	--	0.67%
ING UBS U.S. Allocation Portfolio (Class S) [2, 12]	0.75%	--	0.26%	1.01%	0.02%	0.99%
ING Van Kampen Equity Growth Portfolio (Class I) [8]	0.65%	--	--	0.65%	--	0.65%
ING Van Kampen Growth and Income Portfolio (Class S) [2, 3]	0.66%	--	0.26%	0.92%	--	0.92%
ING American Century Large Company Value Portfolio (Initial Class)	0.80%	--	0.20%	1.00%	--	1.00%
ING American Century Select Portfolio (Initial Class) [16]	0.64%	--	0.02%	0.66%	--	0.66%
ING American Century Small Cap Value Portfolio (Initial Class) [17]	1.00%	--	0.40%	1.40%	0.10%	1.30%
ING Baron Small Cap Growth Portfolio (Initial Class) [17]	0.85%	--	0.40%	1.25%	0.05%	1.20%
ING Fundamental Research Portfolio (Initial Class)	0.60%	--	0.20%	0.80%	--	0.80%
ING JPMorgan Mid Cap Value Portfolio (Initial Class)	0.75%	--	0.35%	1.10%	--	1.10%
ING Oppenheimer Global Portfolio (Initial Class) [16]	0.60%	--	0.06%	0.66%	--	0.66%
ING Oppenheimer Strategic Income Portfolio (Service Class) [18]	0.50%	--	0.29%	0.79%	0.04%	0.75%
ING PIMCO Total Return Portfolio (Initial Class)	0.50%	--	0.35%	0.85%	--	0.85%
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	0.69%	--	0.13%	0.82%	--	0.82%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) [16]	0.64%	--	0.02%	0.66%	--	0.66%
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	0.70%	--	0.15%	0.85%	--	0.85%
ING Van Kampen Comstock Portfolio (Initial Class) [17]	0.60%	--	0.35%	0.95%	0.07%	0.88%
ING Van Kampen Equity and Income Portfolio (Initial Class) [16]	0.55%	--	0.02%	0.57%	--	0.57%
ING VP Intermediate Bond Portfolio (Class I) [19]	0.40%	--	0.08%	0.48%	--	0.48%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING VP Strategic Allocation Balanced Portfolio (Class I) [19, 20]	0.60%	--	0.10%	0.70%	--	0.70%
ING VP Strategic Allocation Growth Portfolio (Class I) [19, 20]	0.60%	--	0.10%	0.70%	--	0.70%
ING VP Strategic Allocation Income Portfolio (Class I) [19, 20]	0.60%	--	0.10%	0.70%	0.05%	0.65%
ING VP Index Plus LargeCap Portfolio (Class I) [19, 20]	0.35%	--	0.09%	0.44%	--	0.44%
ING VP Index Plus MidCap Portfolio (Class I) [19, 20]	0.40%	--	0.09%	0.49%	--	0.49%
ING VP Index Plus SmallCap Portfolio (Class I) [19, 20]	0.40%	--	0.09%	0.49%	--	0.49%
ING VP High Yield Bond Portfolio (Class I) [21, 22]	0.63%	--	0.25%	0.88%	0.07%	0.81%
ING VP Real Estate Portfolio (Class S) [23, 24]	0.80%	--	0.70%	1.50%	0.20%	1.30%
ING VP SmallCap Opportunities Portfolio (Class I) [21, 22]	0.75%	--	0.19%	0.94%	0.04%	0.90%
Neuberger Berman AMT Growth Portfolio (Class I) [25]	0.85%	--	0.11%	0.96%	--	0.96%
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I) [25]	0.65%	--	0.08%	0.73%	--	0.73%
Neuberger Berman AMT Socially Responsive Portfolio (Class I) [25, 26]	0.85%	--	0.89%	1.74%	0.24%	1.50%

[1] The company or its U.S. affiliates receives varying levels of revenue from each of the funds available through the policy. **See Fund Fees and Expenses on page 29 for additional information.**

[2] The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets based on each Portfolio's actual operating expenses for Class S shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI) as adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolios. The Portfolios would also bear any extraordinary expenses.

[2a] The amounts shown are estimated operating expenses for Class S shares of the Portfolio as a ratio of expenses to average daily net assets. Operating expenses for the Portfolio are based on estimated amounts for the current fiscal year as it had not had a full year of operations as of December 31, 2004. Other Expenses for this Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses.

[3] A portion of the brokerage commissions that the ING AIM Mid Cap Growth, and ING Van Kampen Growth and Income Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions and the MFS Voluntary Management fee waiver the Total Annual Fund Operating Expenses for each Portfolio for the year ended December 31, 2004 would have been 0.87%, and 0.90%, respectively. This arrangement may be discontinued at any time.

[4] The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. Because the Class I shares for these Portfolios had not commenced operations as of December 31, 2004, expenses are based on each Portfolio's actual operating expenses for Class S shares, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI), as adviser to each Portfolio, has agreed. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would also bear any extraordinary expenses.

[4a] The amounts shown are estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. Operating expenses for this Portfolio are based on estimated amounts as Class I shares had not commenced operations as of December 31, 2004 and Class S shares had not had a full year of operations as of December 31, 2004. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses.

[5] A portion of the brokerage commissions that the ING Alliance Mid Cap Growth, ING JPMorgan Small Cap Equity, ING Legg Mason Value, ING Marsico Growth, ING MFS Mid Cap Growth, ING MFS Total Return, ING Oppenheimer Main Street, ING T. Rowe Price Capital Appreciation, and ING T. Rowe Price Equity Income Portfolios pay is used to reduce each Portfolio's expenses. Including those reductions and the MFS Voluntary Management fee waiver, the Total Annual Fund Operating Expenses for each Portfolio for the year ended December 31, 2004 would have been 0.74%, 0.87%, 0.81%, 0.75%, 0.62%, 0.63%, 0.60%, 0.65%, and 0.66%, respectively. This arrangement may be discontinued at any time.

[6] The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for these Portfolios are estimated as they had not commenced operations as of December 31, 2004. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for each Portfolio. Other Expenses for each Portfolio are estimated because it did not have a full calendar year of operations as of December 31, 2004 (the Portfolios' fiscal year end).

[7] Directed Services, Inc. (DSI), the adviser, has entered into a written expense limitation agreement with respect to ING FMR Earnings Growth, and ING Marsico International Opportunities Portfolios, under which it will limit expenses of these Portfolios, excluding taxes, brokerage and extraordinary expenses, subject to possible recoupment by DSI within three years. The amount of these Portfolios' expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

[8] The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for Class I shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which DSI, as adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would also bear any extraordinary expenses.

[9] Directed Services, Inc. (DSI), the adviser, has contractually agreed to waive a portion of the management fee for the Portfolio. Based upon net assets as of December 31, 2004, the management fee waiver for each Portfolio would equal 0.03% for ING JPMorgan Small Cap Equity Portfolio; and 0.05% for ING Mercury Focus Value Portfolio. This expense waiver will continue through at least May 1, 2006. There is no guarantee that this waiver will continue after this date. This agreement will only renew if DSI elects to renew it.

[10] The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for each Portfolio are estimated as they had not commenced operations as of December 31, 2004. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for this Portfolio. Other Expenses for each Portfolio are estimated because the Portfolio did not have a full calendar year of operations as of December 31, 2004 (the Portfolio's fiscal year end).

[11] Directed Services, Inc. (DSI), the adviser, has entered into a written expense limitation agreement with respect to these Portfolios under which it will limit expenses of these Portfolios, excluding taxes, brokerage and extraordinary expenses, subject to possible recoupment by DSI within three years. The amount of these Portfolios' expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

[12] Directed Services, Inc. (DSI), the adviser, has contractually agreed to waive a portion of the management fee for the Portfolio. Based upon net assets as of December 31, 2004, the management fee waiver for each Portfolio would equal 0.05% for ING Mercury Large Cap Growth Portfolio; and 0.02% for ING UBS U.S. Allocation Portfolio. This expense waiver will continue through at least May 1, 2006. There is no guarantee that this waiver will continue after this date. This agreement will only renew if DSI elects to renew it.

[13] Directed Services, Inc. (DSI) has voluntarily agreed to waive a portion of its management fee for ING MFS Mid Cap Growth Portfolio. Including this waiver, the Net Annual Fund Operating Expenses for the Portfolio for the year ended December 31, 2004 would have been 0.62%. This arrangement may be discontinued by DSI at any time.

[14] The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for each Portfolio are estimated as they had not commenced operations as of December 31, 2004. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolios. The Portfolios would also bear any extraordinary expenses. Other Expenses for each Portfolio are estimated because the Portfolio did not have a full calendar year of operations as of December 31, 2004 (the Portfolio's fiscal year end).

[15] The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for these Portfolios are estimated as they had not commenced operations as of December 31, 2004. Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would also bear any extraordinary expenses. Other Expenses for each Portfolio are estimated because it did not have a full calendar year of operations as of December 31, 2004 (the Portfolios' fiscal year end).

[16] Effective December 1, 2004, Management (Advisory) Fees were restated to reflect a decrease as follows: from 0.80% to 0.64% for ING American Century Select Portfolio; from 0.85% to 0.64% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio; and from 0.85% to 0.55% for ING Van Kampen Equity and Income Portfolio. Effective December 1, 2004, the administrative fees (included in Other Expenses) were restated to reflect an increase/decrease as follows: from 0.20% to 0.02% for ING American Century Select Portfolio, ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING Van Kampen Equity and Income Portfolio; and from 0.60% to 0.06% for ING Oppenheimer Global Portfolio.

[17] The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses for ING American Century Small Cap Value Portfolio, ING Baron Small Cap Growth Portfolio, and ING Van Kampen Comstock Portfolios so that the Net Annual Fund Operating Expenses for these Portfolios shall not exceed 1.30%, 1.20%, and 0.88%, respectively, through May 1, 2006. Without this waiver, the Net Annual Fund Operating Expenses would be 1.40% for ING American Century Small Cap Value, 1.25% for ING Baron Small Cap Growth and 0.95% for ING Van Kampen Comstock Portfolios.

[18] Based on estimated expenses for the current fiscal year. Other Expenses include a Shareholder Services fee of 0.25%. The Distributor of the Fund has contractually agreed to waive all or a portion of its Shareholder Services fee and/or reimburse the Shareholder Services fee for the Portfolio so that Net Annual Fund Operating Expenses do not exceed 0.75% through April 30, 2006. Without this waiver, the Net Annual Fund Operating Expenses would be 0.79%.

[19] The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio. ING Funds Services, LLC receives an annual administrative fee (included in Other Expenses) equal to 0.055% on the first $5 billion of daily net assets and 0.03% thereafter.

[20] ING Investments, LLC, the investment adviser to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. Recoupments are shown as negative numbers under Fees and Expenses Waived or Reimbursed. The expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

[21] The amounts shown are the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year.

[22] ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of each Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. For each Portfolio, the expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

[23] The amounts shown are the estimated operating expenses for Class S shares of ING VP Real Estate Portfolio based on the Portfolio's actual operating expenses for Class I shares, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to the Portfolio, has agreed for the Portfolio. For the ING VP Real Estate Portfolio, which has not had a full year of operations, expenses are based on estimated amounts for the current fiscal year. The estimated operating expenses for the Class S shares are based on a ratio of expenses to average daily net assets.

[24] Other Expenses include a Shareholder Services Fee of 0.25%. ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of each Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of expenses proposed to be waived during the current fiscal year by ING Investments, LLC for ING VP Real Estate Portfolio is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

[25] Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2008 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI (except with respect to Growth and Limited Maturity Bond Portfolios) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Growth and Limited Bond Portfolio's average daily net asset value; and 1.50% of the average daily net asset value of the Socially Responsive Portfolio. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

[26] NBMI has voluntarily committed to waive fees and/or reimburse expenses for an additional 0.20% of the average daily net asset value of the Socially Responsive Portfolio to maintain the Portfolio's net operating expense ratio at 1.30%. NBMI can, at its sole discretion, on at least 30 days' notice terminate this voluntary waiver and/or reimbursement commitment.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
•Tax Charges.
•Initial Sales Charge.

Net Premium
We allocate the net premium to the investment options you choose.

Fixed Account
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Variable Account
Amounts you allocate are held in sub-accounts of the variable account. The sub-accounts invest in the funds.

The funds deduct:
•Investment Management Fees.
•12b-1 Fees.
•Other expenses.

Policy Value
Your policy value equals the sum of your fixed account, variable account and loan account values.

We deduct transaction fees and charges from your policy value:
•Partial Withdrawal Fee.
•Excess Illustration Fee.

We deduct periodic fees and charges from your policy value:
•Mortality and Expense Risk Charge.
•Deferred Sales Charge.
•Administrative Charge.
•Cost of Insurance Charge.

Loan Account
An amount equal to any loan you take is set aside as collateral for policy loans.

We deduct fees and charges from your policy value for the optional rider benefits you select.

Loans
We charge interest on any outstanding loan amount.

Interest Credited
We credit interest to the amount held in the loan account.

THE COMPANY, THE FIXED ACCOUNT AND THE VARIABLE ACCOUNT

Security Life of Denver Insurance Company

We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We are a wholly-owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include the fixed account and subaccounts of the variable account. The investment performance of a policy depends on the performance of the investment options you choose.

The Fixed Account

In the policy the "fixed account" is referred to as the "Guaranteed Interest Division."

You may allocate all or a part of your net premium and transfer your net policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. Although the interest rate will change over time, the interest rate will never be less than 3.00%. Additionally, we guarantee that the interest rate will not change more frequently than every policy anniversary. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The Variable Account

We established Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is a unit investment trust, registered with the SEC under the 1940 Act.

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

In the policy the "variable account" is referred to as the "Separate Account."

The variable account is divided into subaccounts. Each subaccount invests in a corresponding fund. When you allocate premium payments to a subaccount, you acquire accumulation units of that subaccount. You do not invest directly in or hold shares of the funds when you allocate premium payments to the subaccounts of the variable account. **See Appendix B for a list of the funds available through the variable account along with information about each fund's investment adviser/subadviser and investment objective. See the Fund Expense Table which begins on page 11 for total annual fund expenses.**

More detailed information about a fund, including information about the risks associated with investing in the fund, is located in the fund's prospectus. Read the fund prospectuses in conjunction with this prospectus, and retain the prospectuses for future reference.

A fund available through the variable account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of a fund available through the variable account is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each subaccount's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to the subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each subaccount of your policy by dividing your variable account value in that subaccount by the net asset value of one share of the matching fund.

Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional subaccounts which will invest in funds we find appropriate for policies we issue;
- Eliminate subaccounts;
- Combine two or more subaccounts;
- Substitute a new fund for a fund in which a subaccount currently invests. A substitution may become necessary if, in our judgment:
    - ▷ A fund no longer suits the purposes of your policy;
    - ▷ There is a change in laws or regulations;
    - ▷ There is a change in the fund's investment objectives or restrictions;
    - ▷ The fund is no longer available for investment; or
    - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more subaccounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account;
- Make any changes required by the 1940 Act or its rules or regulations; or
- Close a subaccount to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected subaccount to another subaccount or to the fixed account, you may do so free of charge. Just notify us at our customer service center.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Corporate Benefits variable universal life insurance policy. The policy provides death benefits, policy values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policies, and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of policy values allocated to funds affiliated with ING. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your agent/registered representative.

Purchasing a Policy

Only groups of individuals, corporations or other institutions may purchase this policy. These group arrangements include those in which there is a trustee, an employer or an association. The group may either purchase policies covering a group of individuals or endorse a policy to a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis.

To purchase a policy you must submit an application to us. On that application you will, among other things, select:

- The amount of your total insurance coverage (which generally must be at least $50,000 per policy);
- Your initial death benefit option; and
- Any riders or optional benefits.

> In the policy total insurance coverage is referred to as "Target Death Benefit."

Additionally, on the application you will provide us with certain health and other necessary information.

On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no more than age 85. "Age" under the policy means the insured person's age on the birthday nearest to the policy date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured. We may also set a minimum age to issue a policy.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

Important Information About the Adjustable Term Insurance Rider

It may be to your economic advantage to include all or part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent, consider the following factors when deciding whether to include coverage under the Adjustable Term Insurance Rider and in what proportion to the total amount of coverage under your policy.

- **Cost of Insurance and Other Fees and Charges.** The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the policy value. Accordingly, please be aware that:
  - ▷ The current cost of insurance rates for coverage under the Adjustable Term Insurance Rider are generally less than the current cost of insurance rates for coverage under the base policy;
  - ▷ The guaranteed maximum cost of insurance rates for coverage under the Adjustable Term Insurance Rider are generally more than the guaranteed maximum cost of insurance rates for coverage under the base policy; and
  - ▷ Some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Adjustable Term Insurance Rider.

- **Compensation.** We generally pay more compensation on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. **See *Distribution of the Policies*, page 59.**

With these factors in mind, you should discuss with your agent how the use of the Adjustable Term Insurance Rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and Adjustable Term Insurance Rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the policy or the Adjustable Term Insurance Rider, and you should read them carefully to fully understand their benefits and limitations. **See also, Adjustable Term Insurance Rider, page 35.**

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:
- We may refuse to accept any premium less than $25;
- You cannot pay additional premiums after age 100;
- We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 55.**

After we deduct the tax charges and the sales charge from your premium payments, we apply the remaining premium (the "net premium") to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be at least equal to the sum of the scheduled premium from the policy date through the investment date. The investment date is the date we apply the net premium to your policy.

Scheduled Premium. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. This amount may or may not be enough to keep your policy in force. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

Unscheduled Premium Payments. Generally speaking, you may make unscheduled premium payments at any time, however:

- We may limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the base death benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if the base death benefit is increased due to an unscheduled premium payment;
- We may require proof that the insured person is insurable if an unscheduled premium payment will cause the net amount at risk to increase; and
- We will return premium payments which would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy.

Target Premium. Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the age and gender of the insured person. The target premium is used to determine your sales charge and the sales compensation we pay. It may or may not be enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and additional segments is listed in your policy schedule pages.

Premium Payments Affect Your Coverage. Your coverage lasts only as long as you have a positive net policy value that is enough to pay the periodic fees and charges due each month. If you do not meet this requirement, your policy will enter a 61- day grace period and you must make a sufficient premium payment to keep your policy from lapsing. **See Lapse, page 46.**

Allocation of Net Premium. We apply the initial net premium to your policy after all of the following conditions have been met:

- We receive the required initial premium;
- All issue requirements have been received by our customer service center; and
- We approve your policy for issue.

Amounts you designate for the fixed account will be allocated to that account on the investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the subaccounts of the variable account in the subaccount which invests in the ING Liquid Assets Portfolio. We later transfer these amounts from this subaccount to your selected subaccounts, based on your most recent premium allocation instructions, at the earlier of the following dates:

- Five days after the date we mailed your policy to you plus the length of your state free look period; or
- The date we receive your delivery receipt plus the length of your state free look period.

If your state provides for return of your policy value during the free look period (or provides no free look period), we allocate amounts you designated for the subaccounts of the variable account directly into those subaccounts.

All net premium we receive after the applicable period are allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100%.

Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you return your policy to us within the free look period, we cancel it as of your policy date.

If you cancel your policy during the free look period, you will receive a refund as determined by state law. Generally, there are two types of free look refunds:
- Refund of all premium we have received from you; or
- Refund of your policy value plus a refund of all charges deducted.

The type of refund that applies in your state will be specified in your policy. The type of free look refund will affect when premium received before the end of the free look period is allocated to the subaccounts. **See Allocation of Net Premium, page 23.**

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance coverage for which you applied, up to $4.5 million, which includes other in-force coverage you have with us.

Temporary insurance coverage begins when all of the following events have occurred:
- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:
- Five days after we mail the premium refund to the address on your application;
- Five days after we mail notice of termination to the address on your application;
- Your policy date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:
- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The person or persons intended to be insured die by suicide or self-inflicted injury; or
- The bank does not honor your premium check or authorized withdrawal.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. **See Allocation of Net Premium, page 23.**

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

Tax Charges. We deduct 2.5% from each premium payment to cover the total average state and local taxes we expect to pay. We pay state and local taxes in most states. These taxes vary from state to state and from jurisdiction to jurisdiction.

We deduct 1.5% from each premium payment to cover our estimated costs for the federal income tax treatment of deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

No tax charges are assessed on first year premium in excess of target premium.

We may increase or decrease the charges for taxes, within limits, if there are changes in the tax rates or tax laws.

Sales Charge. We deduct sales charges based on the amount of premium we receive each year a coverage segment is in effect. Premium payments are subject to both an initial and a deferred sales charges which in the aggregate can be up to 16% of premium received in the first year up to target and 7% of premium in the first year in excess of target. **See Deferred Sales Charge**, page 26 for more detail about the deferred sales charge.

- **Initial Sales Charge.** In the first segment year, the initial sales charge is 2% of the premium you pay up to target. Each year thereafter, we deduct 0.5% of each premium payment we receive.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is 2.00% of the amount withdrawn up to $25. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Excess Illustration Fee. We currently do not assess a fee, but we reserve the right to assess a fee of up to $25 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your policy value each year or each month on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the subaccounts and fixed account in the same proportion that your value in each has to your net policy value.

<table>
<tr><td>In the policy the deferred sales charge is referred to as the "Annual Deduction".</td></tr>
</table>

Deferred Sales Charge. We deduct an annual deferred sales charge that is a percentage of your annual premium payments in each of the first ten segment years. The charge is deducted from your policy value on the monthly processing date corresponding with each of the first seven coverage segment anniversaries after the year the premium payment was received. Each coverage segment has its own deferred sales charge. If you have more than one coverage segment, we will allocate your premium payments among the coverage segments to determine the deferred sales charges under your policy.

Percentage of Premium*

Segment Year when Premium Payments are Received	Up to Target Premium	In Excess of Target Premium	Deducted at Beginning of Segment Years
1	2%	1%	2-8
2	1.75%	N/A	3-9
3	1.75%	N/A	4-10
4	1.75%	N/A	5-11
5	0.5%	N/A	6-12
6	0.5%	N/A	7-13
7	0.5%	N/A	8-14
8	0.5%	N/A	9-15
9	0.5%	N/A	10-16
10	0.5%	N/A	11-17

*These percentages are used to determine the deferred sales charge. Once determined, the deferred sales charge is assessed once each year for seven years.

The following example based on two years of premium payments will help you understand the deferred sales charge.

Assume your policy has:
- A target premium of $8,000;
- Premium payments of $10,000 in each of the first two years; and
- No change in the amount of insurance coverage.

The $10,000 premium for the first year is assessed a $180 deferred sales charge each year for years two through eight: 2.00% of premium up to target premium plus 1% of premium payments over target [0.02 X $8,000 + (0.01 X $2,000) = $180].

The $10,000 premium for the second year is assessed a $140 deferred sales charge each year for years three through nine: 1.75% of all premium up to target premium [0.0175 X $8,000 = $140].

Segment Year of the Premium Payment	Deferred Sales Charge on the First Year Premium of $10,000	Deferred Sales Charge on the Second Year Premium of $10,000	Total Deferred Sales Charge
1			
2	$180		$180
3	$180	$140	$320
4	$180	$140	$320
5	$180	$140	$320
6	$180	$140	$320
7	$180	$140	$320
8	$180	$140	$320
9		$140	$140
10			

The deferred sales charge helps compensate us for the costs associated with selling the policies, including promotional, advertising and distribution expenses.

Mortality and Expense Risk Charge. Each month we deduct from your policy value a mortality and expense risk charge of 0.01667% (0.20% on an annual basis) of the amount you have invested in the subaccounts.

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the subaccounts of the variable account are greater than we estimated.

Administrative Charge. Each month we deduct an administrative charge of $12 for the first policy year and $6 each month thereafter.

This charge helps offset the costs we incur in administering the policy, including costs associated with:
- Billing and collecting premiums;
- Processing claims and policy transactions;
- Keeping records;
- Reporting and communicating with policy owners; and
- Our overhead and other expenses.

Cost of Insurance. Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your base insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:
- Your current base death benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the segment year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes policies issued in the state of Montana and policies issued to employers or employee organizations in connection with employment related insurance or benefit programs. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the minimum and maximum cost of insurance rates and the rates for a representative insured person.**

Separate cost of insurance rates apply to each segment of your insurance coverage and your Adjustable Term Insurance Rider. The maximum rates for the initial segment and each new segment of your insurance coverage will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your policy value, namely:

- The net premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the fixed account;
- Interest earned on amounts held in the loan account; and
- The investment performance of the funds underlying the subaccounts of the variable account.

We calculate the net amount at risk separately for each segment of your insurance coverage. We allocate the net amount at risk to segments of the base death benefit in the same proportion that each segment has to the total base death benefit for all insurance coverage as of the monthly processing date.

There are no cost of insurance charges during the continuation of coverage period.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death benefit proceeds that may be more than your policy value.

Optional Rider Fees and Charges

There may be separate fees and charges for optional rider benefits. **See the Optional Rider Fees and Charges table on page 10 and the Optional Rider Benefits section on page 35 for more information about the optional rider benefits and the applicable fees and charges.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

As shown in the Fund Expense Table which begins on page 11 of this prospectus, each fund deducts management fees from the amounts allocated to the funds. In addition, each fund deducts other expenses which may include service fees which are used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company, or its U.S. affiliates, receives from each of the funds or the funds' affiliates varying levels and types of revenue with respect to each of the funds available through the policy. In terms of the total dollar amounts received, the greatest amount of revenue comes from assets allocated to funds managed by ING Investments, LLC or other company affiliates, which funds are either not subadvised or are subadvised by another company affiliate. Assets allocated to funds managed by a company affiliate, Directed Services, Inc., for example, but which are subadvised by unaffiliated third parties generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by ING Investments, LLC or other company affiliates, which funds are either not subadvised or are subadvised by another company affiliate; and (b) funds managed by a company affiliate but which are subadvised by unaffiliated third parties.

Revenues received by the company from affiliated funds and/or their affiliates may include:
- Service fees that are deducted from fund assets and included within the "Other Expenses" column of the Fund Expense Table which begins on page 11 of this prospectus; and
- Revenues which may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the management fees shown in the Fund Expense Table. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across ING businesses. For funds subadvised by unaffiliated third parties, once the subadviser has been paid, the adviser may share a portion of the remaining management fee with the company. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the company from unaffiliated funds and/or their affiliates may include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund Expense Table which begins on page 11 of this prospectus; and
- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the policy. These additional payments are not disclosed in the Fund Expense Table. These additional payments may be used by us to finance distribution of the policy.

The three unaffiliated fund families which currently have funds offered through the policy, ranked according to total dollar amounts they paid to the company or its affiliates in 2004, are as follows:

- Fidelity Variable Insurance Product Portfolios;
- Neuberger Berman AMT Portfolios; and
- American Funds Insurance Series.

If the revenues received from affiliated funds were included in this list, payments to the company or its affiliates by ING Investments, LLC and other company affiliates would be at the top of the list.

Management personnel of the company and of its affiliated broker-dealers may receive additional compensation if the overall amount of investments in funds advised by company affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the policies and other products issued by the company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the policies.

Death Benefits

In the policy the amount of insurance coverage you select is referred to as the "Face Amount."

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $50,000 total insurance coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. **See Important Information About the Adjustable Term Insurance Rider, page 21.**

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, generally you may change the amount of your insurance coverage after the first policy year (first monthly processing date for an increase). The change will be effective on the next monthly processing date after we receive your written request.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

Changes in the amount of your insurance coverage must be for at least $1,000.

A coverage segment or segment is a block of insurance coverage. A requested increase in base insurance coverage will cause a new coverage segment to be created. Once we create a new segment, it is permanent unless law requires differently.

Each new segment will have:
- A new sales charge;
- New cost of insurance charges, guaranteed and current;
- A new deferred sales charge;
- A new incontestability period;
- A new suicide exclusion period; and
- A new target premium.

If a death benefit option change causes the amount of base insurance coverage to increase, no new segment is created. Instead, the size of each existing segment(s) is (are) changed. If it causes the amount of base insurance coverage to decrease, each segment is decreased.

In determining the net amount at risk for each coverage segment we allocate the net amount at risk among the base coverage segments in the same proportion that each segment bears to the total amount of base insurance coverage.

You may not decrease the amount of your insurance coverage below the minimum we require to issue you a policy. Decreases in insurance coverage may result in:
- Reduced target premium amounts; and
- Reduced cost of insurance charges.

Requested reductions in the amount of insurance coverage will first decrease your total insurance coverage amount. We decrease your base insurance coverage amount only after your Adjustable Term Insurance Rider coverage is reduced to zero. If you have more than one segment, we divide decreases in base coverage among your coverage segments pro rata unless law requires differently.

We reserve the right not to approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a qualified tax adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 49.**

Continuation of Coverage

The continuation of coverage feature automatically continues your insurance coverage in force for the period beyond the policy anniversary nearest the insured person's 100th birthday (the "continuation of coverage period"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:

- The amount of your total insurance coverage becomes your base insurance coverage amount;
- Death benefit options 2 and 3 are converted to death benefit option 1, if applicable;
- All riders are terminated;
- Your net policy value is transferred into the fixed account and subsequent transfers into the subaccounts are not allowed; and
- Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However:

- We accept no further premium payments;
- Your monthly charges cease; and
- We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed during the continuation of coverage period. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding loan amount plus accrued loan interest may become greater than your policy value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the net policy value. All other normal consequences of surrender apply. **See Surrender, page 45.**

The continuation of coverage feature is not available in all states. If a state has approved this feature, it is automatic under your policy. In certain states the death benefit during the continuation of coverage period is the net policy value. Contact your agent/registered representative or our customer service center to find out if this feature is available in your state and which type of death benefit applies in your state.

The tax consequences of coverage continuing beyond the insured person's 100th birthday are uncertain. You should consult a qualified tax adviser as to those consequences. See Continuation of a Policy, page 50.

Death Benefit Qualification Test

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of the cash value accumulation test.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's surrender value not to exceed the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to policy value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age and gender at any point in time, multiplied by the policy value. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Death Benefit Options

There are three death benefit options available under the policy. You choose the option you want when you apply for the policy. You may change that choice after the first monthly processing date and before age 100.

Option 1. Under death benefit option 1, the base death benefit is the greater of:
- The amount of base insurance coverage in effect on the date of the insured person's death; or
- Your policy value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the amount of your base insurance coverage. In this case, your death benefit will vary as the policy value varies.

With option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Option 2. Under death benefit option 2, the base death benefit is the greater of:
- The amount of base insurance coverage in effect on the date of the insured person's death plus your policy value; or
- Your policy value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your base death benefit will vary as the policy value varies and investment performance is reflected in your insurance coverage.

Option 2 is not available after age 100. If option 2 is in effect at age 100, it automatically converts to death benefit option 1. **See Continuation of Coverage, page 32.**

Option 3. Under death benefit option 3, the base death benefit is the greater of:
- The amount of base insurance coverage in effect on the date of the insured person's death plus premiums paid minus withdrawals taken; or
- Your policy value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your base death benefit will vary as you pay premiums and take withdrawals or if your policy value multiplied by the appropriate factor described in Appendix A exceeds the amount of base insurance coverage plus premiums paid minus withdrawals taken.

Option 3 may be chosen only before your policy is issued. Option 3 is not available after age 100. If option 3 is in effect at age 100, it automatically converts to death benefit option 1. **See Continuation of Coverage, page 32.**

Which Death Benefit Option to Choose. If you are satisfied with the amount of your base insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose death benefit option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose death benefit option 2. If you require a specific death benefit which would include a return of the premium paid, death benefit option 3 may best meet your needs.

Changing Death Benefit Options. On or after the first monthly processing date and before age 100 you may change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes.

Changing your death benefit option may reduce or increase your base and total insurance coverage amounts but it will not change the amount of your base and total death benefits. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. The following death benefit option changes are allowed, and on the effective date of the change the amount of your base insurance coverage will change as follows:

Change From:	Change To:	Base Insurance Coverage Following the Change:
Option 1	Option 2	• Your base insurance coverage before the change minus your policy value as of the effective date of the change.
Option 2	Option 1	• Your base insurance coverage before the change plus your policy value as of the effective date of the change.
Option 3	Option 1	• Your base insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance if you have the Adjustable Term Insurance Rider. **See Adjustable Term Insurance Rider, page 35.**

Changing your death benefit option may have tax consequences. You should consult a qualified tax adviser before making changes.

Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:
- Your base death benefit; plus
- The amount of any rider benefits; minus
- Any outstanding loan amount plus accrued loan interest; minus
- Any outstanding fees and charges incurred before the insured person's death.

The death benefit is calculated as of the date of the insured person's death and will vary depending on the death benefit option you have chosen.

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following rider has an additional cost, but you may cancel it at any time. *Adding or canceling this rider may have tax consequences*. **See Modified Endowment Contracts, page 49.**

Adjustable Term Insurance Rider. You may increase the amount of your total insurance coverage under the policy by adding coverage under the Adjustable Term Insurance Rider. This rider allows you to schedule the pattern of insurance coverage appropriate for your anticipated needs. As the name suggests, the Adjustable Term Insurance Rider adjusts over time to maintain your desired level of coverage.

You specify your amount of total insurance coverage when you apply for this rider. The amount of total coverage can be level for the life of your policy or can be scheduled to change at the beginning of a selected policy year(s).

Generally, the minimum amount of total insurance coverage under a policy is $50,000. The minimum amount of insurance coverage under the Adjustable Term Insurance Rider is $1,000.

> In the policy "base insurance coverage" or "base coverage" is referred to as the "Stated Death Benefit"; the "total insurance coverage" or "total coverage" is referred to as the "Target Death Benefit."

The Adjustable Term Insurance Rider benefit is the difference between the amount of your total death benefit and your base death benefit, but not less than zero. The rider's benefit automatically adjusts daily as your base death benefit changes. Your death benefit proceeds depend on which death benefit option is in effect.

Under death benefit option 1, the total death benefit is the greater of:
- The amount of total insurance coverage you have selected; or
- Your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under death benefit option 2, the total death benefit is the greater of:
- The amount of total insurance coverage you have selected plus your policy value; or
- Your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under death benefit option 3, the total death benefit is the greater of:
- The amount of total insurance coverage you have selected plus the sum of the premium payments we have received minus partial withdrawals you have taken; or
- Your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

For example, under death benefit option 1, assume your base death benefit changes as a result of a change in your policy value. The Adjustable Term Insurance Rider adjusts to provide death benefit proceeds equal to your total insurance coverage in each year:

Base Death Benefit	Amount of Total Insurance Coverage	Adjustable Term Insurance Benefit
$201,500	$250,000	$48,500
$202,500	$250,000	$47,500
$202,250	$250,000	$47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance benefit would be zero.

Even when the adjustable term insurance benefit is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit drops below the amount of your total insurance coverage, the Adjustable Term Insurance Rider coverage reappears to maintain the amount of your total insurance coverage.

You may change the amount of your total insurance coverage, according to our rules. **See Changes in the Amount of Your Insurance Coverage, page 31.**

We may deny future, scheduled increases to the amount of your total insurance coverage if you cancel a scheduled change or if you ask for an unscheduled decrease in your total coverage.

Partial withdrawals, changes from death benefit option 1 to option 2**,** and decreases in the amount of your base insurance coverage may reduce the amount of your total insurance coverage. **See Partial Withdrawals, page 44; and Changes in the Amount of Your Insurance Coverage, page 31.**

There is no defined premium for a given amount of adjustable term insurance benefit. Instead, we deduct a separate monthly cost of insurance charge from your policy value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider benefit multiplied by the amount of adjustable term insurance benefit in effect at the monthly processing date. The cost of insurance rates are determined by us from time to time. They are based on the issue age, gender and risk class of the insured person, as well as the length of time since your policy date. **See the Optional Rider Fees and Charges table on page 10 for the minimum rates, maximum rates and the rates for a representative insured person.**

The only charge for this rider is the cost of insurance charge. The total charges that you pay may be more or less if you have some coverage under an Adjustable Term Insurance Rider rather than just base insurance coverage. There are no sales charges for this coverage.

If the total insurance coverage is increased by you after the Adjustable Term Insurance Rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original premium class even though satisfactory new evidence of insurability is required for the increased schedule. Although the maximum cost of insurance rates for this rider are greater than the maximum cost of insurance rates for the base insurance coverage, the current rates for this rider are generally lower than current cost of insurance rates for the base insurance coverage. **See Cost of Insurance, page 27.**

Not all policy features may apply to the Adjustable Term Insurance Rider.

See Important Information About the Adjustable Term Insurance Rider, page 21.

Automatic Rider Benefit

The following rider benefit comes with your policy automatically. Exercising this benefit may have tax consequences. **See Accelerated Death Benefit Rider, page 50.**

Accelerated Death Benefit Rider. Under certain circumstances, the accelerated death benefit rider allows you to accelerate payment of the death benefit that we otherwise would pay upon the insured person's death. Generally, we will provide an accelerated benefit under this rider if the insured person has a terminal illness that will result in his or her death within 12 months, as certified by a physician. The accelerated benefit will be the lesser of 75% of the amount that would be payable at the death of the insured person or $1 million. The accelerated benefit will first be used to pay off any outstanding loans and loan interest due. The remainder of the accelerated benefit will be paid to you in a lump sum. There is no charge for this rider.

Consider the following factors when deciding whether to accelerate the death benefit under this rider:
- Receipt of an accelerated payment under this rider reduces the policy's death benefit, surrender value and rider benefits by the percentage of eligible coverage that is accelerated. For example, if the accelerated payment is 75% of the eligible coverage, the new death benefit will be 25% of the death benefit proceeds just prior to acceleration;
- Accelerating the death benefit will not affect the amount of premium payable on the policy;
- No loans are permitted after this rider is exercised; and
- There may be tax consequences to requesting payment under this rider, and you should consult with a qualified tax adviser for further information.

Certain limitations and restrictions are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Policy Value

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:

- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the subaccounts of the variable account; and
- Interest earned on amounts held in the loan account.

Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See The Fixed Account, page 18.**

Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the subaccounts of the variable account.

Determining Values in the Subaccounts. The value of the amount invested in each subaccount is measured by accumulation units and accumulation unit values. The value of each subaccount is the accumulation unit value for that subaccount multiplied by the number of accumulation units you own in that subaccount. Each subaccount has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each subaccount varies with the investment performance of its underlying fund. It reflects:

- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses; and
- Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

You purchase accumulation units when you allocate premium or make transfers to a subaccount, including transfers from the loan account.

In the policy the "policy value" is referred to as the "Account Value"; the "fixed account value" is referred to as the "Account Value of the Guaranteed Interest Division"; the "variable account value" is referred to as the "Account Value of the Investment Options of the Separate Account"; and the "loan account value" is referred to as the "Account Value of the Loan Division."

We redeem accumulation units:
- When amounts are transferred from a subaccount (including transfers to the loan account);
- For the monthly deduction of the periodic fees and charges from your policy value;
- For policy transaction fees;
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the subaccount calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your policy value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the subaccounts goes up or down depending on investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the subaccounts of the variable account.**

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each subaccount on each valuation date.

We generally set the accumulation unit value for a subaccount at $10 when the subaccount is first opened. After that, the accumulation unit value on any valuation date is:
- The accumulation unit value for the preceding valuation date, multiplied by
- The subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date. We reserve the right to revise the definition of valuation period as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each subaccount every valuation date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

Loan Account Value

When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account and we credit interest to the amount held in the loan account. Your loan account value is equal to your outstanding loan amount plus accrued interest on the loan account. **See Loans, page 40.**

In the policy the "loan account" is referred to as the "Loan Division."

Special Features and Benefits

Loans

You may borrow money from us at any time after the first policy month, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan amount must be at least $100 and the maximum amount you may borrow is limited to the net policy value of your policy minus the monthly periodic fees and charges to your next policy anniversary or the monthly periodic fees and charges for the next thirteen months if you take a loan within thirty days before your next policy anniversary.

Your loan request must be directed to our customer service center. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 3.00%. Interest which we credit to the loan account becomes part of your loan account value until the next policy anniversary when it is transferred to the investment options according to your most recent allocation instructions.

We also charge interest on loans you take. The annual interest rate charged is 3.25%. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your loan amount.

Loan Repayment. You may repay your loan at any time. We assume that payments you make, other than scheduled premium payments, are loan repayments. You must tell us if you want unscheduled payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the subaccounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Loan. Using your policy as collateral for a loan will effect your policy in various ways. You should carefully consider the following before taking a loan:
- If you do not make loan repayments your policy could lapse if your loan amount plus accrued interest is greater than your policy value;
- Taking a loan reduces your opportunity to participate in the investment performance of the subaccounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- If you use the continuation of coverage feature and you have a loan, loan interest continues to accrue and could cause your policy to lapse;
- If you do not repay your loan we will deduct any outstanding loan amount plus accrued loan interest from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits*, page 49.**

Transfers

You currently may make an unlimited number of transfers of your variable account value between the subaccounts and to the fixed account. Transfers are subject to any conditions that we or the funds whose shares are involved may impose, including:

- If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends;
- The minimum amount you may transfer is $100;
- If the amount remaining in the investment option after a transfer will be less than $100, we will transfer the entire amount; and
- We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the subaccounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on third parties acting on behalf of policy owners, such as market timing services.

Transfers from the fixed account to the subaccounts of the variable account may be made only during the first 30 days of each policy year and are limited to the greater of:

- 25% of your fixed account value at the time of the first such transfer in a policy year;
- The sum of the amounts transferred and withdrawn from the fixed account during the prior policy year; or
- $100.

We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime you have at least $10,000 invested in the subaccounts which invest in the ING Limited Maturity Bond Portfolio, the ING Liquid Assets Portfolio or the Neuberger Berman AMT Limited Maturity Bond Portfolio (the "source subaccount"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of subaccount value from the source subaccount to one or more of the other subaccounts. We do not permit transfers to the fixed account or the loan account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the free look period, dollar cost averaging begins after the end of your free look period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source subaccount cannot be included in your automatic rebalancing program.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:
- The date you specify;
- The date your balance in the source subaccount reaches a dollar amount you set;
- The date your balance in the source subaccount is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source subaccount to the other subaccounts you have selected; or
- Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

Automatic Rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter in which we receive your request.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source subaccounts for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the loan account.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the fixed account, it is considered a transfer from that account. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the fixed account.

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers. The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.

We monitor transfer activity. If an individual's or organization's transfer activity (1) exceeds our then-current monitoring standard for excessive trading, (2) is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading), or (3) is determined, in our sole discretion, to be not in the best interests of other policy owners we will take the following actions to deter such transfer activity. Upon the first violation, we will send a one time warning letter. A second violation will result in the suspension of transfer privileges via facsimile, telephone, email and internet, and transfer privileges will be limited to submission by regular U.S. mail for a period of six months. At the end of that period, electronic transfer privileges will be reinstated. If there is another violation after electronic transfer privileges have been reinstated, we will suspend such privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if such transfer activity is initiated by a market-timing organization or an individual or other party authorized to give transfer instructions on behalf of multiple policy owners, we will also take the following actions, without prior notice:

- Not accept transfer instructions from an agent acting on behalf of more than one policy owner; and
- Not accept preauthorized transfer forms from market timers or other entities acting on behalf of more than one policy owner at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs (including reoccurring rebalancing transactions under corporate owned policies) and transfers involving certain de minimis amounts when determining whether transfer activity is excessive. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

In addition, if an individual's or organization's transfer activity is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved, even though the transfer activity may not fall within our then current definition of excessive trading, we will take the same actions as are described above to limit frequent transfers.

The company does not allow exceptions to our excessive trading policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a premium payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

Conversion to a Guaranteed Policy. During the first two policy years you may permanently convert your policy to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the subaccounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the subaccounts of the variable account. We do not charge for this change. Contact our customer service center or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year (or the first policy year for "in corridor" policies) you may withdraw part of your policy's surrender value. Twelve partial withdrawals are currently allowed each policy year, and a partial withdrawal must be at least $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your net policy value (or for in corridor policies during the first policy year, the amount that would cause your policy to no longer qualify as "in corridor"). If your withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the withdrawal.

A policy is "in corridor" if:
- Under death benefit option 1, your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than the amount of your base insurance coverage;
- Under death benefit option 2, your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your base insurance coverage plus your policy value; and
- Under death benefit option 3, your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your base insurance coverage plus the sum of your premium payments minus partial withdrawals.

We charge a partial withdrawal fee of 2.00% of the amount withdrawn, up to $25 for each partial withdrawal. **See Partial Withdrawal Fee, page 25.**

Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the subaccounts of the variable account in the same proportion that your value in each has to your net policy value immediately before the withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. However, amounts withdrawn from the fixed account may not exceed the amount of the total withdrawal multiplied by the ratio of your policy value in the fixed account to your net policy value immediately before the partial withdrawal.

Effects of a Partial Withdrawal. We will reduce your policy value by the amount of a partial withdrawal and the partial withdrawal fee.

Under death benefit option 1, a partial withdrawal will reduce the amount of your base insurance coverage by the amount of a partial withdrawal unless:
- No more than fifteen years have passed since your policy date;
- The insured person is younger than age 81; and
- The amount of the partial withdrawal is less than the greater of 10% of your policy value or 5% of the amount of your base insurance coverage.

Any amount withdrawn in excess of the greater of 10% of your policy value or 5% of the amount of your base insurance coverage will reduce the amount of your base insurance coverage by that excess amount.

Under death benefit option 2, a partial withdrawal will not reduce the amount of your base insurance coverage.

Under death benefit option 3, a partial withdrawal will reduce the amount of your base insurance coverage by the amount of a partial withdrawal in excess of the total premium we have received from you minus the sum of all your prior partial withdrawals.

Under death benefit option 3, if a partial withdrawal is more than the total premium we have received from you minus the sum of all your prior partial withdrawals, a two step process is used:

- First, your withdrawal of the amount that makes the premium received minus all partial withdrawals equal to zero is taken, and
- Second, the excess withdrawal amount which you requested will reduce the amount of base insurance coverage if:
  ▷ The excess amount is greater than 10% of your policy value after step "1" above; or
  ▷ The excess amount is greater than 5% of your base insurance coverage; and
  ▷ More than fifteen years have passed since your policy date; and
  ▷ The insured person is older than age 81.

If a partial withdrawal reduces the amount of base insurance coverage, the total amount of insurance coverage will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of total insurance coverage after the withdrawal would be less than $50,000.

A reduction in the amount of base insurance coverage as a result of a partial withdrawal will be pro-rated among the existing coverage segments, unless state law requires otherwise.

A partial withdrawal may have adverse tax consequences depending on the circumstances. See *Tax Status of the Policy*, **page 48.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its surrender value at any time after the free look period while the insured person is alive. Your surrender value is your policy value minus any outstanding loan amount and accrued loan interest.

You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request and policy (or lost policy form) at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy.

In the policy the "surrender value" is referred to as the "Net Cash Surrender Value."

Surrender Value Enhancement. If your policy was issued on or after June 1, 2001 and you surrender your policy during the first eight policy years, you may receive an enhancement to your surrender value. This enhancement is not guaranteed and is not available if your surrender is made as part of a Section 1035 exchange.

The enhancement to your surrender value is:
- The total premium received that was not the result of a Section 1035 exchange; minus
- The sum of all partial withdrawals; multiplied
- By a factor based on the length of time elapsed since your policy date, taken from the table below:

Policy Year	Enhancement Factor
1	5.000%
2	4.375%
3	3.750%
4	3.125%
5	2.500%
6	1.875%
7	1.250%
8	0.625%
9+	0.000%

Surrender of your policy may have adverse tax consequences. See *Distributions Other than Death Benefits*, page 49.

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
- Your net policy value is enough to pay the periodic fees and charges when due; or
- During the continuation of coverage period, your policy value exceeds your outstanding loan amount plus accrued loan interest.

Grace Period. If on a monthly processing date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges, and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period we pay death benefit proceeds to your beneficiaries with reductions for your outstanding loan amount, accrued loan interest and periodic fees and charges owed.

If your policy lapses, any distribution of policy value may be subject to current taxation. **See *Distributions Other than Death Benefits*, page 49.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and its riders by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

To reinstate the policy and the Adjustable Term Insurance Rider, if attached to your policy, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and Adjustable Term Insurance Rider in force during the grace period and for at least two months after reinstatement. If you had a loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

A policy that lapses during a seven pay testing period and is reinstated more than 90 days after lapsing will be classified as a modified endowment contract for tax purposes. In general, a seven pay testing period is the first seven policy years and the first seven years after certain changes to your policy. You should consult with a qualified tax adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 49.**

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of the cash value accumulation test. **See Death Benefit Qualification Test, page 32.** If your variable life policy does not satisfy this test, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits*, page 48.**

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each subaccount must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined that your variable life policy does not satisfy the applicable diversification regulations, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A qualified tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a qualified tax adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated as distributions and taxed first as distributions of gain, if any, taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (a) made on or after the date on which the taxpayer attains age 59½; (b) which are attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a qualified tax adviser to determine whether or not you may be subject to this penalty tax.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a qualified tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a qualified tax adviser before taking out a loan to determine whether you qualify under this exception.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Accelerated Death Benefit Rider

We believe that payments under the Accelerated Death Benefit Rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the policy, or is an individual who has no business or financial connection with the insured. (**See Accelerated Death Benefit Rider, page 37, for more information about this rider.**) However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

Continuation of a Policy

The tax consequences of continuing the policy after the insured person reaches age 100 are unclear. For example, in certain situations it is possible that after the insured person reaches age 100 the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a qualified tax adviser if you intend to keep the policy in force after the insured person reaches age 100.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your qualified tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a qualified tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Availability and Qualified Plans

Policy owners may use the policy in various arrangements, including:
- Certain qualified plans;
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20% owner, or an officer, director, or employee of a trade or business.) As another example, special rules apply if you are subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a qualified tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay income taxes and possibly penalties later.

Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

Some groups under this policy may choose to use a master policy with policy certificates, rather than a series of individual policies.

The policy is a contract between you and us and is the combination of:
- Your policy (or certificate);
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Guaranteed Issue

We offer this policy only on a guaranteed issue basis up to a preset face amount with reduced evidence of insurability. Guaranteed issue policies carry a different mortality risk compared with policies that are fully underwritten, and we may charge different cost of insurance rates for guaranteed issue policies. The cost of insurance rates under these circumstances may depend on the:
- Issue age of the insured person; and
- The risk class of the insured person.

Generally, most guaranteed issue policies have higher overall charges for insurance than similar underwritten policies issued in the standard rate classes. This means that an insured person in a group or sponsored arrangement could get individual fully underwritten insurance coverage at a lower overall cost.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the policy date. On the policy date, the insured person must be no less than age 15 and can generally be no more than age 85.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner.

You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See *Other Tax Matters*, page 50.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See *Other Tax Matters*, page 50.**

Incontestability

After your policy has been in force and the insured person is alive for two years from your policy date and from the effective date of any new coverage segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while sane or insane), within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
- The total premium we receive to the time of death; minus
- Outstanding loan account value plus accrued loan interest; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage segment or other increase if the insured person commits suicide (while sane or insane), within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges which were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 46. See also Premium Payments Affect Your Coverage, page 23.**

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the subaccounts or to determine the value of a subaccount's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the subaccounts as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the subaccounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs;
- Request partial withdrawals; and
- Request a loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 43.**

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

Non-participation

Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the subaccounts and funds. Past performance is not indicative of future performance of the subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends, and, investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be at least $2,000.

The following settlement options are available:
- **Option 1** - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 2** - The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee;
- **Option 3** - The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 4** - The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid; and
- **Option 5** - Other options we offer at the time we pay the benefit.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which is backed by our general account and can be accessed by the beneficiary through a checkbook feature. The beneficiary may access the death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options. We may also pay your surrender value using this checkbook feature.

Reports

Annual Statement. We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. We may assess a charge not to exceed $25 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 25.** Subject to regulatory approval, personalized illustrations may be based upon a weighted average rather than an arithmetic average of fund expenses.

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our customer service center toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policies

The company's affiliate, ING America Equities, Inc., serves as the principal underwriter (distributor) for the policies. ING America Equities, Inc. was organized under the laws of the State of Colorado on September 27, 1993 and is registered as a broker/dealer with the SEC and the National Association of Securities Dealers, Inc. We pay ING America Equities, Inc. under a distribution agreement dated May 1, 2002. ING America Equities, Inc.'s principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2004, 2003 and 2002, the aggregate amount of underwriting commissions paid to ING America Equities, Inc. was $29,625,725, $26,860,876 and, $31,443,393, respectively.

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell this policy have entered into selling agreements with us and ING America Equities, Inc. Under these selling agreements, we pay a distribution allowance to broker/dealers, who in turn pay commissions to their agents/registered representatives who sell this policy.

During the first policy year we currently pay a distribution allowance of up to 23% of target premium we receive. No compensation is paid on premium in excess of target premium. We pay a distribution allowance of up to 9% of target premium received in policy years two through five, and a lower amount thereafter.

In certain circumstances target premium, for compensation purposes, may include premium received for coverage under the Adjustable Term Insurance Rider.

Broker/dealers also currently receive renewal commissions (trails) of up to 0.10% of the average net policy value each year.

Generally, the distribution allowances/commissions paid on premiums for base coverage under the policy are greater than those paid on premiums for coverage under the Adjustable Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the right blend of base coverage and Adjustable Term Insurance Rider coverage for you.

In addition to these distribution allowances/commissions, we may also pay other amounts to broker/dealers and/or their agents/registered representatives. These amounts may include:

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on insurance sales;
- Wholesaler fees and marketing allowances based on aggregate commissions paid during the year;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsor payments or reimbursements for broker/dealers to use in sales contests for their agents/registered representatives. We do not hold contests directly based on sales of this product; and
- Certain overrides, bonuses and other benefits, which may include cash compensation, based on the amount of earned commissions, agent/representative recruiting, and other activities that promote the sale of policies.

We pay dealer concessions, wholesaling fees, bonuses, overrides, other allowances and benefits and the costs of all other incentives or training programs from our resources which include sales charges.

The following list shows the top 25 selling firms that, during 2004, received the most, in the aggregate, from us in connection with the sale of all of our variable life insurance policies, ranked by total dollars received:

- NFP Securities
- ING Financial Partners Inc
- M Holdings Securities
- Multi Financial Sec Corp
- IMS Securities Inc
- Linsco Private Ledger
- SII Investments Inc
- Ogilvie Security Advisors
- Newbridge Securities Corp
- Securities Service Network
- Equitas America LLC
- Securities America Inc
- Sentra Securities Corp
- Royal Alliance Associates
- Clark Securities, Inc
- Lincoln Fin Advisors Corp
- Mutual Service Corp
- WS Griffith Securities Inc
- Raymond James Financial Svc
- N. Western Mutual Invst Svc
- RA Bench Securities Inc
- Leaders Group Inc
- UBS PaineWebber
- Financial Network Inv Corp
- Capital Analysts Inc

Trading - Industry Developments

As with many financial services companies, the company and affiliates of the company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The company is also reviewing its policies and procedures in this area.

Legal Proceedings

We are not aware of any pending legal proceedings which involve the variable account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the policy.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the policy.

Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

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APPENDIX A

Definition of Life Insurance Factors

The cash value accumulation test factors vary according to the age and gender of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the policy value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using the greater of a 4.00% or the rates of interest guaranteed in the Guaranteed Interest Division of the policy, and the 1980 Commissioner's Standard Ordinary Mortality Table and will vary according to the age and gender of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable age and gender.

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APPENDIX B

The following chart lists the funds, the investment advisers and subadvisers to the funds and summary information regarding the investment objective of each fund. For information about each fund's expenses, see the Fund Expense Table on page 11 of this prospectus. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/Subadviser	Investment Objective
American Funds Insurance Series - Growth Fund - Class 2	**Investment Adviser:** Capital Research and Management Company	Seeks growth of capital.
American Funds Insurance Series - Growth-Income Fund - Class 2	**Investment Adviser:** Capital Research and Management Company	Seeks capital growth and income over time.
American Funds Insurance Series - International Fund - Class 2	**Investment Adviser:** Capital Research and Management Company	Seeks growth of capital over time.
Fidelity® VIP *Contrafund*® Portfolio (Service Class)	**Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Service Class)	**Investment Adviser:** Fidelity Management & Research Company **Subadviser:** FMR Co., Inc.	Seeks reasonable income.
Fidelity® VIP Growth Portfolio (Intial Class)	**Investment Adviser:** Fidelity Management & Research Company **Subadviser:** FMR Co., Inc.	Seeks to achieve capital appreciation.
Fidelity® VIP High Income Portfolio (Service Class)	**Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks a high level of current income while also considering growth of capital.

Fund Name	Investment Adviser/Subadviser	Investment Objective
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	**Investment Adviser:** Fidelity Management & Research Company **Subadviser:** Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with the preservation of capital.
ING AIM Mid Cap Growth Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** A I M Capital Management, Inc.	Seeks capital appreciation.
ING Alliance Mid Cap Growth Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Alliance Capital Management, L.P.	Seeks long-term total return.
ING Evergreen Health Sciences Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Evergreen Investment Management Company, LLC	A non-diversified Portfolio that seeks long-term capital growth.
ING Evergreen Omega Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING FMR^{SM} Earnings Growth Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Fidelity Management & Research Co.	Seeks growth of capital over the long term.
ING Global Resources Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Baring International Investment Limited	A non-diversified Portfolio that seeks long-term capital appreciation.
ING JPMorgan Small Cap Equity Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING JPMorgan Value Opportunities Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks to provide long-term capital appreciation.
ING Julius Baer Foreign Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Julius Baer Investment Management, LLC	Seeks long-term growth of capital.

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING Legg Mason Value Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Legg Mason Funds Management, Inc.	A non-diversified portfolio that seeks long-term growth of capital.
ING Limited Maturity Bond Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING Marsico International Opportunities Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING Mercury Focus Value Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Mercury Advisors	Seeks long-term growth of capital.
ING Mercury Large Cap Growth Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Mercury Advisors	Seeks long-term growth of capital.
ING MFS Mid-Cap Growth Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Massachusetts Financial Services Company	Seeks long-term growth of capital.
ING MFS Total Return Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital.
ING MFS Utilities Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Massachusetts Financial Services Company	A non-diversified portfolio that seeks capital growth and current income.
ING Oppenheimer Main Street Portfolio® (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING Pioneer Fund Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Salomon Brothers Investors Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Salomon Brothers Asset Management Inc.	Seeks long-term growth of capital.
ING Stock Index Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** ING Investment Management Co.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING UBS U.S. Allocation Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** UBS Global Asset Management (Americas) Inc.	Seeks to maximize total return over the long term by allocating its assets among stocks, bonds, short-term instruments and other investments.
ING Van Kampen Equity Growth Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term capital appreciation.
ING Van Kampen Growth and Income Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term growth of capital and income.
ING American Century Large Company Value Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING American Century Select Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital appreciation.
ING American Century Small Cap Value Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** American Century Investment Management, Inc.	Seeks long-term growth of capital; income is a secondary objective.
ING Baron Small Cap Growth Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING Fundamental Research Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING JPMorgan Mid Cap Value Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Oppenheimer Global Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Service Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING PIMCO Total Return Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** Salomon Brothers Asset Management Inc	Seeks long-term growth of capital. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of emerging growth companies. May invest in foreign securities (including emerging market securities).

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Van Kampen Comstock Portfolio (Initial Class)	**Investment Adviser:** NG Life Insurance and Annuity Company **Subadviser:** Morgan Stanley Investment Management Inc. (d/b/a Van Kampen)	Seeks capital growth and income.
ING Van Kampen Equity and Income Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** Morgan Stanley Investment Management Inc. (d/b/a Van Kampen)	Seeks total return, consisting of long-term capital appreciation and current income.
ING VP Intermediate Bond Portfolio (Class I)	**Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk.
ING VP Strategic Allocation Balanced Portfolio (Class I)	**Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING VP Strategic Allocation Growth Portfolio (Class I)	**Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation.
ING VP Strategic Allocation Income Portfolio (Class I)	**Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital.
ING VP Index Plus LargeCap Portfolio (Class I)	**Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING VP Index Plus MidCap Portfolio (Class I)	**Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING VP Index Plus SmallCap Portfolio (Class I)	**Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk.
ING VP High Yield Bond Portfolio (Class I)	**Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide investors with a high level of current income and total return.
ING VP Real Estate Portfolio (Class S)	**Investment Adviser:** ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities L.P.	Seeks total return.
ING VP SmallCap Opportunities Portfolio (Class I)	**Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
Neuberger Berman AMT Growth Portfolio (Class I)	**Investment Adviser:** Neuberger Berman Management Inc. **Subadviser:** Neuberger Berman, LLC	Seeks growth of capital.
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I)	**Investment Adviser:** Neuberger Berman Management Inc. **Subadviser:** Neuberger Berman, LLC	Seeks the highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.
Neuberger Berman AMT Socially Responsive Portfolio (Class I)	**Investment Adviser:** Neuberger Berman Management Inc. **Subadviser:** Neuberger Berman, LLC	Seeks growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** - The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** - A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 25.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Room in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549-0102. More information about operation of the SEC's Public Reference Room can be obtained by calling 202-942-8090.

1940 Act File No. 811-08292
1933 Act file No. 333-90577

CORPORATE BENEFITS
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

M Funds Supplement Dated April 29, 2005,
to the Prospectus dated April 29, 2005

This Supplement adds certain information to your Prospectus, dated April 29, 2005. Please read it carefully and keep it with your Prospectus for future reference.

_____

Investment Portfolios. Four additional funds are currently available through your Policy: Brandes International Equity Fund; Business Opportunity Value Fund; Frontier Capital Appreciation Fund; and Turner Core Growth Fund. For a more complete description of these funds' investments, risks, costs and expenses, please see the accompanying prospectus for each fund.

Your policy's prospectus and the fund prospectuses can be requested by calling our Customer Service Center toll-free at 1-877-253-5050. These prospectuses contain information about your policy's investment options and the various fund fees and charges. Please read your policy's prospectus and the fund prospectuses carefully before investing.

* * * * * * * * * * * * * * * * *

The following information is added to the Fund Expense Table beginning on page 11 of the prospectus:

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
M Fund, Inc. Brandes International Equity Fund [27]	0.70%	N/A	0.22%	0.92%	0.00%	0.92%
M Fund, Inc. Business Opportunity Value Fund [27]	0.65%	N/A	0.62%	1.27%	0.37%	0.90%
M Fund, Inc. Frontier Capital Appreciation Fund [27]	0.90%	N/A	0.19%	1.09%	0.00%	1.09%
M Fund, Inc. Turner Core Growth Fund [27]	0.45%	N/A	0.21%	0.66%	0.00%	0.66%

[27] For the period ending May 1, 2005 to April 30, 2006, the adviser has contractually agreed to reimburse the Fund for any expenses (other than advisory fees, brokerage or other portfolio transaction expenses or expenses for litigation, indemnification, taxes or other extraordinary expenses) to the extent that such expenses exceed 0.25% of the Fund's annualized average daily net assets. Fees and expenses shown are for the year ended December 31, 2004. Future fees and expenses may be different.

The following information is added to Appendix B of the prospectus:

Fund Name	Investment Adviser/Subadviser	Investment Objective
M Fund Brandes International Equity Fund	**Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Brandes Investment Partners, LLC	Seeks to provide long-term capital appreciation.
M Fund Business Opportunity Value Fund	**Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Iridian Asset Management LLC	Seeks to provide long-term capital appreciation.
M Fund Frontier Capital Appreciation Fund	**Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Frontier Capital Management Company, LLC	Seeks to provide maximum capital appreciation.
M Fund Turner Core Growth Fund	**Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Turner Investment Partners, Inc.	Seeks to provide long-term capital appreciation.

CORPORATE BENEFITS

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement dated April 29, 2005, to the Prospectus dated April 29, 2005

This supplement updates certain information contained in your prospectus. Please read it carefully and keep it with your prospectus for future reference.

_____

IMPORTANT INFORMATION REGARDING FUND CLOSINGS

Before April 29, 2005, the following funds were available through the policy:

- AIM V.I. Capital Appreciation Fund (Series I)
- AIM V.I. Core Stock Fund (Series I)
- AIM V.I. Government Securities Fund (Series I)
- AIM V.I. Health Sciences Fund (Series I)
- AIM V.I. High Yield Fund (Series I)
- AIM V.I. Small Company Growth Fund (Series I)
- Alger American Growth Portfolio (Class O)
- Alger American MidCap Growth Portfolio (Class O)
- Fidelity® VIP Overseas Portfolio (Initial Class)
- ING VP MagnaCap Portfolio (Class I)
- ING VP MidCap Opportunities Portfolio (Class I)
- Janus Aspen International Growth Portfolio (Service Shares)
- Pioneer Mid Cap Value VCT Portfolio (Class I)
- Pioneer Small Cap Value VCT Portfolio (Class I)
- Putnam VT Growth and Income Fund (Class IB)
- Putnam VT New Opportunities Fund (Class IB)
- Putnam VT Small Cap Value Fund (Class IB)
- Putnam VT Voyager Fund (Class IB)
- Van Eck Worldwide Bond Fund
- Van Eck Worldwide Emerging Markets Fund
- Van Eck Worldwide Real Estate Fund

Effective April 29, 2005, these funds were closed to new policy owners, and going forward, only existing policy owners with polices dated before that date are allowed to allocate policy values to these funds.

More information about these funds is contained in the tables below.

Fund Fees and Charges. [1] The following information shows the investment advisory fees and other expenses charged annually by each of the funds referenced above. Fund fees are one of the factors that impact the value of a fund share. To learn about additional factors, please see the fund prospectuses. The following figures are a percentage of the average net assets of each fund as of December 31, 2004.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
AIM V.I. Capital Appreciation Fund (Series I) [2]	0.61%	--	0.30%	0.91%	--	0.91%
AIM V.I. Core Stock Fund (Series I) [2, 3]	0.75%	--	0.46%	1.21%	0.06%	1.15%
AIM V.I. Government Securities Fund (Series I) [2, 4]	0.47%	--	0.40%	0.87%	--	0.87%
AIM V.I. Health Sciences Fund (Series I) [2, 5]	0.75%	--	0.36%	1.11%	0.01%	1.10%
AIM V.I. High Yield Fund (Series I)[2]	0.62%	--	0.42%	1.04%	--	1.04%
AIM V.I. Small Company Growth Fund (Series I) [2, 5]	0.75%	--	0.61%	1.36%	0.06%	1.30%
Alger American Growth Portfolio (Class O)	0.75%	--	0.10%	0.85%	--	0.85%
Alger American MidCap Growth Portfolio (Class O)	0.80%	--	0.12%	0.92%	--	0.92%
Fidelity® VIP Overseas Portfolio (Initial Class)	0.72%	--	0.19%	0.91%	--	0.91%
ING VP MagnaCap Portfolio (Class I) [6, 7]	0.75%	--	0.29%	1.04%	0.14%	0.90%
ING VP MidCap Opportunities Portfolio (Class I) [6, 7]	0.75%	--	0.21%	0.96%	0.02%	0.94%
Janus Aspen International Growth Portfolio (Service Shares) [8, 9]	0.64%	0.25%	0.04%	0.93%	--	0.93%
Pioneer Mid Cap Value VCT Portfolio (Class I)	0.65%	--	0.07%	0.72%	--	0.72%
Pioneer Small Cap Value VCT Portfolio (Class I) [10]	0.75%	--	0.55%	1.30%	0.05%	1.25%
Putnam VT Growth and Income Fund (Class IB)	0.48%	0.25%	0.06%	0.79%	--	0.79%
Putnam VT New Opportunities Fund (Class IB)	0.60%	0.25%	0.09%	0.94%	--	0.94%
Putnam VT Small Cap Value Fund (Class IB)	0.77%	0.25%	0.10%	1.12%	--	1.12%
Putnam VT Voyager Fund (Class IB)	0.56%	0.25%	0.08%	0.89%	--	0.89%
Van Eck Worldwide Insurance Trust - Worldwide Bond Fund	1.00%	--	0.27%	1.27%	--	1.27%
Van Eck Worldwide Insurance Trust - Emerging Markets Fund [11]	1.00%	--	0.39%	1.39%	--	1.39%
Van Eck Worldwide Insurance Trust - Worldwide Real Estate Fund [12]	1.00%	--	0.45%	1.45%	--	1.45%

[1]   We may receive compensation from each of the funds or their affiliates based on an annual percentage of the average net assets held in that fund by the company. The percentage paid may vary from one fund to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. We may also receive additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the policy. These additional payments are not disclosed in this Fund Expense Table and do not increase, directly or indirectly, the fees and expenses above.

[2]   The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items as discussed in the fund's prospectus) of Series I shares to 1.30% of average daily net assets for each series portfolio of AIM Variable Insurance Funds except for AIM V.I. High Yield Fund and to 1.05% of average daily net assets for AIM V.I. High Yield Fund. The expense limitation agreements are in effect through April 30, 2006. Please refer to the fund's prospectus for more detailed information.

[3]   Effective January 1, 2005 through December 31, 2009, the Fund's advisor has contractually agreed to waive a portion of its advisory fees. The fee waiver reflects this agreement. (See "Fund Management-Advisor Compensation" in the Fund's prospectus.)

[4]   Other Expenses includes interest expense of 0.09%.

[5]   Effective January 1, 2005 through June 30, 2006, the Fund's advisor has contractually agreed to waive a portion of its advisory fees. The fee waiver reflects this agreement. (See "Fund Management-Advisor Compensation" in the Fund's prospectus.)

[6]   The amounts shown are the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year.

[7]   ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of each Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. For each Portfolio, the expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

[8]   All of the fees and expense shown were determined based on net assets as of the fiscal year ended December 31, 2004, restated to reflect reductions in the portfolios' management fees effective July 1, 2004. All expenses are shown without the effect of expense offset arrangements.

[9]   Because the 12b-1 fee is charged as an ongoing fee, long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc.

[10]   The expenses in the table above reflect the contractual expense limitation in effect through May 1, 2006 under which Pioneer has agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 1.25% of the average daily net assets attributable to Class I shares.

[11]   Net effect of expense waivers, brokerage arrangements and custodian fee arrangements to average net assets for the period ended December 31, 2004 was 0.03%. Including these expense waivers and arrangements, the "Total Net Annual Fund Expenses" would have been 1.36%.

[12]   Net effect of expense waivers, brokerage arrangements and custodian fee arrangements to average net assets for the period ended December 31, 2004 was 0.25%. Including these expense waivers and arrangements, the "Total Net Annual Fund Expenses" would have been 1.20%.

Fund Investment Advisers and Investment Objectives. The following information lists the investment advisers and subadvisers and information regarding the investment objectives of the funds referenced above. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/Subadviser	Investment Objective
AIM V.I. Capital Appreciation Fund (Series I)	**Investment Adviser:** A I M Advisors, Inc.	Seeks growth of capital.
AIM V.I. Core Stock Fund (Series I)	**Investment Adviser:** A I M Advisors, Inc. **Subadviser:** INVESCO Institutional (N.A.), Inc.	Seeks to provide a high total return through both growth and current income.
AIM V.I. Government Securities Fund (Series I)	**Investment Adviser:** A I M Advisors, Inc.	Seeks to achieve a high level of current income consistent with reasonable concern for safety of principal.
AIM V.I. Health Sciences Fund (Series I) *Effective July 1, 2005, AIM V.I. Health Sciences Fund will be renamed AIM V.I. Global Health Care Fund.*	**Investment Adviser:** A I M Advisors, Inc.	Seeks capital growth.
AIM V.I. High Yield Fund (Series I)	**Investment Adviser:** A I M Advisors, Inc.	Seeks to achieve a high level of current income.
AIM V.I. Small Company Growth Fund (Series I)	**Investment Adviser:** A I M Advisors, Inc.	Seeks long-term capital growth.
Alger American Growth Portfolio (Class O)	**Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American MidCap Growth Portfolio (Class O)	**Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Fidelity® VIP Overseas Portfolio (Initial Class)	**Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term growth of capital.

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING VP MagnaCap Portfolio (Class I)	**Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital, with dividend income as a secondary consideration.
ING VP MidCap Opportunities Portfolio (Class I)	**Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
Janus Aspen Series - International Growth Portfolio (Service Shares)	**Investment Adviser:** Janus Capital	Seeks long-term growth of capital.
Pioneer Mid Cap Value VCT Portfolio (Class I)	**Investment Adviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.
Pioneer Small Cap Value VCT Portfolio (Class I)	**Investment Adviser:** Pioneer Investment Management, Inc.	Seeks capital growth by investing in a diversified portfolio of securities consisting primarily of equity securities of small companies.
Putnam VT Growth and Income Fund (Class IB)	**Investment Adviser:** Putnam Investment Management, LLC	Seeks capital growth and current income.
Putnam VT New Opportunities Fund (Class IB)	**Investment Adviser:** Putnam Investment Management, LLC	Seeks long-term capital appreciation.
Putnam VT Small Cap Value Fund (Class IB)	**Investment Adviser:** Putnam Investment Management, LLC	Seeks capital appreciation.
Putnam VT Voyager Fund (Class IB)	**Investment Adviser:** Putnam Investment Management, LLC	Seeks capital appreciation.
Van Eck Worldwide Bond Fund	**Investment Adviser:** Van Eck Associates Corporation	Seeks high total return -- income plus capital appreciation -- by investing globally, primarily in a variety of debt securities.
Van Eck Worldwide Emerging Markets Fund	**Investment Adviser:** Van Eck Associates Corporation	Seeks long-term capital appreciation by investing in equity securities in emerging markets around the world.
Van Eck Worldwide Real Estate Fund	**Investment Adviser:** Van Eck Associates Corporation	Seeks to maximize return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that principally are engaged in the real estate industry.

VARIABLE UNIVERSAL LIFE INSURANCE POLICY
PROSPECTUS SUPPLEMENT
issued by
SECURITY LIFE OF DENVER INSURANCE COMPANY
and its
SECURITY LIFE SEPARATE ACCOUNT L1
SECURITY LIFE SEPARATE ACCOUNT S-L1

Supplement dated April 29, 2005, to your prospectus dated April 29, 2005. Please read it carefully and keep it with your prospectus for future reference.

_____

The "Trading - Industry Developments" section of the prospectus is hereby deleted and replaced with the following:

Trading - Industry Developments

Regulatory Matters

As with many financial services companies, Security Life of Denver Insurance Company (the "company") and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the company and its affiliates have been and are providing full cooperation.

Fund Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares, revenue sharing and directed brokerage, compensation, sales practices and suitability, arrangements with service providers, pricing, compliance and controls, and adequacy of disclosure.

In addition to responding to governmental and regulatory requests on fund regulatory issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the company with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

An affiliate of the company, ING Funds Distributors, LLC ("IFD") has received notice from the staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements.

Other regulators, including the Securities and Exchange Commission ("SEC") and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigation of ING relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the company.

Other Regulatory Matters

The New York Attorney General and other regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives, potential conflicts of interest, potential anti-competitive activity, marketing practices, certain financial reinsurance arrangements, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the company, periodically review whether modifications to their business practices are appropriate.

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

SECURITY LIFE SEPARATE ACCOUNT L1
OF
SECURITY LIFE OF DENVER INSURANCE COMPANY

Statement of Additional Information dated April 29, 2005

CORPORATE BENEFITS
Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Corporate Benefits prospectus dated April 29, 2005. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

A free prospectus is available upon request by contacting the Security Life of Denver Insurance Company's Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, by calling 1-877-253-5050 or by accessing the SEC's web site at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Security Life of Denver Insurance Company (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado and an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We established the Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available sub-accounts of the variable account. Each sub-account invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. See "Fees and Charges" in the prospectus.

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the sub-accounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the sub-accounts of the variable account and the funds available for investment through the sub-accounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUB-ACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S TAX, SALES, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the sub-accounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a sub-account commenced operation. We will calculate such performance information based on the assumption that the sub-accounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the sub-accounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

We may compare performance of the sub-accounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the sub-accounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's* and *Fortune*. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each sub-account in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each sub-account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0% and other percentages not to exceed 12% or on the actual historical experience of the funds as if the sub-accounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065 or by calling 1-877-253-5050.

EXPERTS

The statement of assets and liabilities of Security Life Separate Account L1 as of December 31, 2004, and the related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended and the statutory-basis financial statements of Security Life of Denver Insurance Company as of December 31, 2004 and 2003 and for the years then ended, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the variable account reflect the operations of the variable account as of December 31, 2004, and for the year then ended and are audited.

The statutory-basis financial statements of the company as of December 31, 2004 and 2003 and for the years then ended are audited. The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The periods covered are not necessarily indicative of the longer term performance of the company.

The primary business address of Ernst & Young LLP is Suite 2800, 600 Peachtree Street, Atlanta, GA 30308-2215.

FINANCIAL STATEMENTS
Security Life of Denver Insurance Company
Separate Account L1
Year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

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SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Financial Statements
Year ended December 31, 2004

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Security Life of Denver Insurance Company

We have audited the accompanying statements of assets and liabilities of Security Life Separate Account L1 (the "Account") as of December 31, 2004, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Stock Fund
  AIM V.I. Government Securities Fund - Series I Shares
  AIM V.I. Health Sciences Fund
  AIM V.I. High Yield Fund - Series I
  AIM V.I. Small Company Growth Fund
  AIM V.I. Total Return Fund
  AIM V.I. Utilities Fund
Alger American Funds:
  Alger American Growth Portfolio - Class O Shares
  Alger American Leveraged AllCap Portfolio - Class O Shares
  Alger American MidCap Growth Portfolio - Class O Shares
  Alger American Small Capitalization Portfolio - Class O Shares
American Funds Insurance Series:
  American Funds Growth Fund - Class 2
  American Funds Growth-Income Fund - Class 2
  American Funds International Fund - Class 2
Fidelity® Variable Insurance Products Funds:
  Fidelity® VIP *Asset Manager*℠ Portfolio - Initial Class
  Fidelity® VIP *Asset Manager*℠ Portfolio - Service Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Service Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Money Market Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Service Class

ING Income Shares:
  ING VP Bond Portfolio - Class I
ING Liquid Assets Portfolio - Class I
ING JPMorgan Small Cap Equity Portfolio - Class I Shares
ING Stock Index Portfolio - Class I Shares
ING Legg Mason Value Portfolio - Class I Shares
ING Mercury Focus Value Portfolio - Class I Shares
ING Van Kampen Equity Growth Portfolio - Class I Shares
ING Investors Trust:
  ING Hard Assets Portfolio - Institutional Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class
  ING MFS Mid Cap Growth Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Institutional Class
  ING Oppenheimer Main Street Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
  ING T. Rowe Price Equity Income Portfolio - Institutional Class
ING Partners, Inc.:
  ING JPMorgan Mid Cap Value - Initial Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
  ING Salomon Brothers Investors Portfolio - Institutional Class
  ING Van Kampen Comstock Portfolio - Initial Class

ING Partners, Inc. (continued):
   ING Van Kampen Equity and Income - Initial Class
ING Strategic Allocation Portfolio, Inc.:
   ING VP Strategic Allocation Balanced Portfolio -
     Class I
   ING VP Strategic Allocation Growth Portfolio - Class I
   ING VP Strategic Allocation Income Portfolio - Class I
ING Variable Portfolios, Inc.:
   ING VP Index Plus Large Cap Portfolio - Class I
   ING VP Index Plus Mid Cap Portfolio - Class I
   ING VP Index Plus Small Cap Portfolio - Class I
ING Variable Products Trust:
   ING VP Growth Opportunities Portfolio - Class I
   ING VP MagnaCap Portfolio - Class I
   ING VP MidCap Opportunities Portfolio - Class I
   ING VP SmallCap Opportunities Portfolio - Class I
INVESCO VIF-High Yield Fund
Janus Aspen Series:
   Janus Aspen Growth Portfolio - Service Shares
   Janus Aspen Series International Growth Portfolio -
     Service Shares
   Janus Aspen Series Mid Cap Growth Portfolio -
     Service Shares
   Janus Aspen Series Worldwide Growth Portfolio -
     Service Shares

M Fund, Inc:
   Brandes International Equity Fund
   Business Opportunity Value Fund
   Clifton Enhanced US Equity Fund
   Frontier Capital Appreciation Fund
   Turner Core Growth Fund
Neuberger Berman Advisers Management Trust:
   Neuberger Berman AMT Growth Portfolio
   Neuberger Berman AMT Limited Maturity Bond
     Portfolio - Class I
   Neuberger Berman AMT Partners Portfolio - Class I
Pioneer Variable Contracts Trust:
   Pioneer Mid-Cap Value VCT Portfolio - Class I
   Pioneer Small Cap Value VCT Portfolio - Class I
Putnam Variable Trust:
   Putnam VT Growth and Income Fund - Class IB
     Shares
   Putnam VT New Opportunities Fund - Class IB Shares
   Putnam VT Small Cap Value Fund - Class IB Shares
   Putnam VT Voyager Fund - Class IB Shares
Van Eck Worldwide Insurance Trust:
   Van Eck Worldwide Bond Fund
   Van Eck Worldwide Emerging Markets Fund
   Van Eck Worldwide Hard Assets Fund
   Van Eck Worldwide Real Estate Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures also included confirmation of securities owned as of December 31, 2004, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions of the Security Life Separate Account L1 at December 31, 2004, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2005

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	AIM V.I. Capital Appreciation	AIM V.I. Core Stock	AIM V.I. Government Securities	AIM V.I. Health Sciences	AIM V.I. High Yield
Assets					
Investments in mutual funds at fair value	$ 11,882	$ 23,377	$ 24,056	$ 1,261	$ 27,903
Total assets	11,882	23,377	24,056	1,261	27,903
Net assets	$ 11,882	$ 23,377	$ 24,056	$ 1,261	$ 27,903
Number of units outstanding:					
Class A	173,622.582	274,345.600	304,345.787	43,492.331	271,051.064
Class B	904,694.485	829,670.167	1,507,721.843	69,530.605	2,306,560.281
Value per unit:					
Class A	$ 9.71	$ 10.15	$ 13.45	$ 11.30	$ 10.87
Class B	$ 11.27	$ 24.82	$ 13.24	$ 11.07	$ 10.82
Total number of mutual fund shares	523,657	1,262,940	1,993,015	66,728	4,326,094
Cost of mutual fund shares	$ 9,991	$ 21,564	$ 24,661	$ 1,186	$ 26,373

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	AIM V.I. Small Company Growth	AIM V.I. Total Return	AIM V.I. Utilities	Alger American Growth	Alger American Leveraged AllCap
Assets					
Investments in mutual funds					
at fair value	$ 15,001	$ 9,177	$ 11,139	$ 43,063	$ 19,364
Total assets	15,001	9,177	11,139	43,063	19,364
Net assets	$ 15,001	$ 9,177	$ 11,139	$ 43,063	$ 19,364
Number of units outstanding:					
Class A	176,428.166	58,261.569	140,672.258	463,304.264	250,485.353
Class B	885,679.728	489,941.026	576,598.461	1,717,809.651	537,253.813
Value per unit:					
Class A	$ 11.28	$ 10.86	$ 8.15	$ 8.56	$ 9.10
Class B	$ 14.69	$ 17.44	$ 17.33	$ 22.76	$ 31.80
Total number of					
mutual fund shares	973,442	709,767	713,577	1,226,174	637,186
Cost of mutual fund shares	$ 11,227	$ 8,557	$ 8,874	$ 43,927	$ 17,214

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	Alger American MidCap Growth	American Funds Growth	American Funds Growth-Income	American Funds International	Fidelity® VIP *Asset Manager*[SM]
Assets					
Investments in mutual funds at fair value	$ 43,568	$ 19,658	$ 13,451	$ 13,661	$ 20,212
Total assets	43,568	19,658	13,451	13,661	20,212
Net assets	$ 43,568	$ 19,658	$ 13,451	$ 13,661	$ 20,212
Number of units outstanding:					
Class A	498,303.381	496,591.694	355,923.134	352,102.991	-
Class B	1,044,056.003	864,258.302	590,821.317	475,856.494	1,066,615.778
Value per unit:					
Class A	$ 14.77	$ 14.56	$ 14.32	$ 16.62	$ -
Class B	$ 34.68	$ 14.38	$ 14.14	$ 16.41	$ 18.95
Total number of mutual fund shares	2,094,606	384,705	367,113	865,152	1,361,102
Cost of mutual fund shares	$ 32,990	$ 17,882	$ 12,582	$ 12,072	$ 17,998

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	Fidelity® VIP *Asset Manager*^{SM} SC	Fidelity® VIP Growth	Fidelity® VIP Growth SC	Fidelity® VIP Overseas	Fidelity® VIP Overseas SC
Assets					
Investments in mutual funds					
at fair value	$ 1,650	$ 49,347	$ 2,789	$ 40,032	$ 3,069
Total assets	1,650	49,347	2,789	40,032	3,069
Net assets	$ 1,650	$ 49,347	$ 2,789	$ 40,032	$ 3,069
Number of units outstanding:					
Class A	147,177.353	99,105.005	341,358.286	98,205.715	310,929.035
Class B	-	2,062,867.727	-	2,397,849.745	-
Value per unit:					
Class A	$ 11.21	$ 8.57	$ 8.17	$ 10.62	$ 9.87
Class B	$ -	$ 23.51	$ -	$ 16.26	$ -
Total number of					
mutual fund shares	111,855	1,541,623	87,481	2,284,930	175,967
Cost of mutual fund shares	$ 1,534	$ 43,495	$ 2,539	$ 31,833	$ 2,594

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	ING VP Bond	ING Liquid Assets	ING JPMorgan Small Cap Equity	ING Stock Index	ING Legg Mason Value
Assets					
Investments in mutual funds at fair value	$ 8,705	$ 58,056	$ 22,159	$ 220,550	$ 1,660
Total assets	8,705	58,056	22,159	220,550	1,660
Net assets	$ 8,705	$ 58,056	$ 22,159	$ 220,550	$ 1,660
Number of units outstanding:					
Class A	388,790.184	-	87,793.174	2,509,900.604	18,800.271
Class B	338,249.349	5,782,514.685	1,753,758.371	17,528,694.464	127,192.552
Value per unit:					
Class A	$ 12.09	$ -	$ 12.09	$ 11.05	$ 11.42
Class B	$ 11.84	$ 10.04	$ 12.03	$ 11.00	$ 11.36
Total number of mutual fund shares	662,507	58,056,447	1,654,902	20,233,949	165,464
Cost of mutual fund shares	$ 9,134	$ 58,056	$ 19,181	$ 207,642	$ 1,480

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	ING Mercury Focus Value	ING Van Kampen Equity Growth	ING Hard Assets	ING Limited Maturity Bond	ING Liquid Assets SC
Assets					
Investments in mutual funds					
at fair value	$ 27,830	$ 4,704	$ 1,428	$ 1,365	$ 20,814
Total assets	27,830	4,704	1,428	1,365	20,814
Net assets	$ 27,830	$ 4,704	$ 1,428	$ 1,365	$ 20,814
Number of units outstanding:					
Class A	143,789.170	157,400.957	62,639.667	102,922.945	1,794,351.088
Class B	2,387,885.540	282,318.305	33,736.187	-	-
Value per unit:					
Class A	$ 11.04	$ 10.73	$ 13.99	$ 13.26	$ 11.60
Class B	$ 10.99	$ 10.68	$ 16.36	$ -	$ -
Total number of					
mutual fund shares	2,378,658	455,821	90,740	122,951	20,814,473
Cost of mutual fund shares	$ 27,304	$ 4,469	$ 1,344	$ 1,438	$ 20,814

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	ING Marsico Growth	ING MFS Mid Cap Growth	ING MFS Total Return	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income
Assets					
Investments in mutual funds					
at fair value	$ 3,205	$ 4,257	$ 3,023	$ 33,001	$ 10,480
Total assets	3,205	4,257	3,023	33,001	10,480
Net assets	$ 3,205	$ 4,257	$ 3,023	$ 33,001	$ 10,480
Number of units outstanding:					
Class A	153,024.208	173,660.454	108,737.835	674,505.591	178,708.165
Class B	130,313.357	307,842.122	113,779.422	1,467,233.925	556,587.238
Value per unit:					
Class A	$ 8.76	$ 10.74	$ 14.41	$ 15.71	$ 13.48
Class B	$ 14.31	$ 7.77	$ 12.80	$ 15.27	$ 14.50
Total number of					
mutual fund shares	219,992	364,473	160,728	1,345,887	761,592
Cost of mutual fund shares	$ 2,860	$ 3,763	$ 2,827	$ 26,246	$ 9,453

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	ING JPMorgan Mid Cap Value	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Investors	ING Van Kampen Comstock
Assets					
Investments in mutual funds					
at fair value	$ 6,176	$ 6,250	$ 226	$ 942	$ 8,237
Total assets	6,176	6,250	226	942	8,237
Net assets	$ 6,176	$ 6,250	$ 226	$ 942	$ 8,237
Number of units outstanding:					
Class A	148,093.931	163,694.672	11,603.805	6,901.560	294,439.162
Class B	254,404.705	423,883.343	4,503.096	59,113.739	358,377.198
Value per unit:					
Class A	$ 15.47	$ 10.73	$ 14.08	$ 14.23	$ 12.76
Class B	$ 15.27	$ 10.60	$ 13.90	$ 14.25	$ 12.50
Total number of					
mutual fund shares	443,343	568,146	5,656	81,910	668,026
Cost of mutual fund shares	$ 5,712	$ 6,125	$ 206	$ 903	$ 6,985

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	ING Van Kampen Equity and Income	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING VP Index Plus Large Cap
Assets					
Investments in mutual funds at fair value	$ 877	$ 31	$ 42	$ 52	$ 5,418
Total assets	877	31	42	52	5,418
Net assets	$ 877	$ 31	$ 42	$ 52	$ 5,418
Number of units outstanding:					
Class A	55,606.410	2,194.061	169.752	1.530	223,147.170
Class B	24,219.074	685.448	3,649.137	4,941.393	268,270.516
Value per unit:					
Class A	$ 11.06	$ 10.77	$ 11.00	$ 10.50	$ 11.15
Class B	$ 10.83	$ 10.75	$ 10.98	$ 10.48	$ 10.92
Total number of mutual fund shares	26,219	2,229	2,841	3,973	365,560
Cost of mutual fund shares	$ 815	$ 31	$ 42	$ 51	$ 4,584

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	ING VP Index Plus Mid Cap	ING VP Index Plus Small Cap	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP SmallCap Opportunities
Assets					
Investments in mutual funds					
at fair value	$ 13,569	$ 6,535	$ 1,851	$ 2,482	$ 3,678
Total assets	13,569	6,535	1,851	2,482	3,678
Net assets	$ 13,569	$ 6,535	$ 1,851	$ 2,482	$ 3,678
Number of units outstanding:					
Class A	619,068.076	160,414.689	44,746.782	144,466.903	148,639.772
Class B	447,587.229	324,293.487	130,114.970	97,394.826	297,928.041
Value per unit:					
Class A	$ 12.83	$ 13.67	$ 10.81	$ 10.38	$ 8.39
Class B	$ 12.57	$ 13.39	$ 10.51	$ 10.09	$ 8.16
Total number of					
mutual fund shares	747,181	398,728	195,071	361,848	226,210
Cost of mutual fund shares	$ 11,094	$ 5,352	$ 1,567	$ 2,164	$ 3,365

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	Janus Aspen International Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Brandes International Equity	Business Opportunity Value
Assets					
Investments in mutual funds					
at fair value	$ 7,268	$ 2,988	$ 3,449	$ 11,581	$ 1,943
Total assets	7,268	2,988	3,449	11,581	1,943
Net assets	$ 7,268	$ 2,988	$ 3,449	$ 11,581	$ 1,943
Number of units outstanding:					
Class A	346,980.895	112,206.223	178,059.417	32,043.926	30,783.268
Class B	590,515.700	521,329.159	366,289.584	773,484.925	131,949.358
Value per unit:					
Class A	$ 7.91	$ 4.84	$ 6.47	$ 14.77	$ 12.14
Class B	$ 7.66	$ 4.69	$ 6.27	$ 14.36	$ 11.89
Total number of					
mutual fund shares	269,784	117,828	129,552	681,208	158,838
Cost of mutual fund shares	$ 6,128	$ 2,258	$ 2,959	$ 8,465	$ 1,566

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	Frontier Capital Appreciation	Turner Core Growth	Neuberger Berman AMT Growth	Neuberger Berman AMT Limited Maturity Bond	Pioneer Mid-Cap Value VCT
Assets					
Investments in mutual funds at fair value	$ 6,826	$ 2,652	$ 13,491	$ 27,815	$ 16,219
Total assets	6,826	2,652	13,491	27,815	16,219
Net assets	$ 6,826	$ 2,652	$ 13,491	$ 27,815	$ 16,219
Number of units outstanding:					
Class A	21,248.505	26,813.300	85,155.583	404,286.440	206,751.592
Class B	499,606.417	232,217.092	676,675.595	1,511,830.195	949,938.140
Value per unit:					
Class A	$ 13.47	$ 10.50	$ 8.96	$ 11.51	$ 14.26
Class B	$ 13.09	$ 10.21	$ 18.81	$ 15.32	$ 13.97
Total number of mutual fund shares	316,608	181,304	1,110,392	2,169,624	657,435
Cost of mutual fund shares	$ 5,434	$ 2,338	$ 10,310	$ 28,901	$ 13,875

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	Pioneer Small Cap Value VCT	Putnam VT Growth and Income	Putnam VT New Opportunities	Putnam VT Small Cap Value	Putnam VT Voyager
Assets					
Investments in mutual funds					
at fair value	$ 5,468	$ 7,148	$ 3,195	$ 20,927	$ 1,574
Total assets	5,468	7,148	3,195	20,927	1,574
Net assets	$ 5,468	$ 7,148	$ 3,195	$ 20,927	$ 1,574
Number of units outstanding:					
Class A	132,873.165	203,842.120	29,401.087	332,769.028	66,324.701
Class B	294,991.832	438,895.231	306,715.339	853,539.892	107,348.295
Value per unit:					
Class A	$ 12.96	$ 11.34	$ 9.76	$ 18.00	$ 9.22
Class B	$ 12.70	$ 11.02	$ 9.48	$ 17.05	$ 8.97
Total number of					
mutual fund shares	364,077	280,983	190,156	918,244	57,883
Cost of mutual fund shares	$ 4,571	$ 5,783	$ 2,815	$ 14,780	$ 1,378

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	Van Eck Worldwide Bond	Van Eck Worldwide Emerging Markets	Van Eck Worldwide Hard Assets	Van Eck Worldwide Real Estate
Assets				
Investments in mutual funds				
at fair value	$ 5,248	$ 14,257	$ 8,359	$ 11,291
Total assets	5,248	14,257	8,359	11,291
Net assets	$ 5,248	$ 14,257	$ 8,359	$ 11,291
Number of units outstanding:				
Class A	64,697.451	199,175.055	63,322.299	144,058.823
Class B	290,319.061	795,042.041	451,159.405	469,901.348
Value per unit:				
Class A	$ 14.93	$ 15.30	$ 15.58	$ 20.22
Class B	$ 14.75	$ 14.10	$ 16.34	$ 17.83
Total number of				
mutual fund shares	393,709	937,375	455,256	636,125
Cost of mutual fund shares	$ 4,915	$ 10,481	$ 6,918	$ 8,251

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Stock	AIM V.I. Government Securities	AIM V.I. Health Sciences	AIM V.I. High Yield
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ 199	$ 894	$ -	$ 801
Total investment income (loss)	-	199	894	-	801
Expenses:					
Mortality, expense risk and other charges	74	163	179	6	113
Total expenses	74	163	179	6	113
Net investment income (loss)	(74)	36	715	(6)	688
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(56)	(664)	480	30	14
Capital gains distributions	-	-	-	-	-
Net unrealized appreciation (depreciation) on investments	782	1,347	(677)	(7)	1,530
Net realized and unrealized gain (loss) on investments	726	683	(197)	23	1,544
Net increase (decrease) in net assets resulting from operations	$ 652	$ 719	$ 518	$ 17	$ 2,232

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	AIM V.I. Small Company Growth	AIM V.I. Total Return	AIM V.I. Utilities	Alger American Growth	Alger American Leveraged AllCap
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ 155	$ 203	$ -	$ -
Total investment income (loss)	-	155	203	-	-
Expenses:					
Mortality, expense risk and other charges	90	69	64	301	126
Total expenses	90	69	64	301	126
Net investment income (loss)	(90)	86	139	(301)	(126)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	398	(5)	731	(5,514)	(125)
Capital gains distributions	-	-	-	-	-
Net unrealized appreciation (depreciation) on investments	1,492	149	1,190	7,609	1,676
Net realized and unrealized gain (loss) on investments	1,890	144	1,921	2,095	1,551
Net increase (decrease) in net assets resulting from operations	$ 1,800	$ 230	$ 2,060	$ 1,794	$ 1,425

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Alger American MidCap Growth	Alger American Small Capitalization	American Funds Growth	American Funds Growth-Income	American Funds International
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ -	$ 28	$ 101	$ 153
Total investment income (loss)	-	-	28	101	153
Expenses:					
Mortality, expense risk and other charges	277	59	56	37	34
Total expenses	277	59	56	37	34
Net investment income (loss)	(277)	(59)	(28)	64	119
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,235	6,212	78	191	161
Capital gains distributions	-	-	-	-	-
Net unrealized appreciation (depreciation) on investments	4,093	(4,835)	1,527	644	1,376
Net realized and unrealized gain (loss) on investments	5,328	1,377	1,605	835	1,537
Net increase (decrease) in net assets resulting from operations	$ 5,051	$ 1,318	$ 1,577	$ 899	$ 1,656

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP *Asset Manager*^{SM} SC	Fidelity® VIP Growth	Fidelity® VIP Growth SC	Fidelity® VIP Index 500
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 545	$ 34	$ 135	$ 4	$ 2,602
Total investment income (loss)	545	34	135	4	2,602
Expenses:					
Mortality, expense risk and other charges	153	-	375	-	655
Total expenses	153	-	375	-	655
Net investment income (loss)	392	34	(240)	4	1,947
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	65	15	(1,096)	218	(1,309)
Capital gains distributions	-	-	-	-	-
Net unrealized appreciation (depreciation) on investments	464	27	2,415	(115)	3,944
Net realized and unrealized gain (loss) on investments	529	42	1,319	103	2,635
Net increase (decrease) in net assets resulting from operations	$ 921	$ 76	$ 1,079	$ 107	$ 4,582

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Fidelity® VIP Money Market	Fidelity® VIP Overseas	Fidelity® VIP Overseas SC	ING VP Bond	ING Liquid Assets
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 348	$ 446	$ 19	$ 599	$ 520
Total investment income (loss)	348	446	19	599	520
Expenses:					
Mortality, expense risk and other charges	279	273	-	29	279
Total expenses	279	273	-	29	279
Net investment income (loss)	69	173	19	570	241
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	2,867	166	(39)	-
Capital gains distributions	-	-	-	297	-
Net unrealized appreciation (depreciation) on investments	(1)	1,404	158	(540)	-
Net realized and unrealized gain (loss) on investments	-	4,271	324	(282)	-
Net increase (decrease) in net assets resulting from operations	$ 69	$ 4,444	$ 343	$ 288	$ 241

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING JPMorgan Small Cap Equity	ING Stock Index	ING Legg Mason Value	IMG Mercury Focus Value	ING Van Kampen Equity Growth
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ 2,368	$ 4	$ 98	$ -
Total investment income (loss)	-	2,368	4	98	-
Expenses:					
Mortality, expense risk and other charges	73	705	4	109	11
Total expenses	73	705	4	109	11
Net investment income (loss)	(73)	1,663	-	(11)	(11)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	93	(20)	1	5	(11)
Capital gains distributions	23	617	-	1,193	22
Net unrealized appreciation (depreciation) on investments	2,978	12,908	180	526	235
Net realized and unrealized gain (loss) on investments	3,094	13,505	181	1,724	246
Net increase (decrease) in net assets resulting from operations	$ 3,021	$ 15,168	$ 181	$ 1,713	$ 235

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING Hard Assets	ING Limited Maturity Bond	ING Liquid Assets SC	ING Marsico Growth	ING MFS Mid Cap Growth
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 13	$ 71	$ 208	$ -	$ -
Total investment income (loss)	13	71	208	-	-
Expenses:					
Mortality, expense risk and other charges	3	-	-	13	15
Total expenses	3	-	-	13	15
Net investment income (loss)	10	71	208	(13)	(15)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(28)	3	-	87	327
Capital gains distributions	-	11	-	-	-
Net unrealized appreciation (depreciation) on investments	78	(76)	-	294	179
Net realized and unrealized gain (loss) on investments	50	(62)	-	381	506
Net increase (decrease) in net assets resulting from operations	$ 60	$ 9	$ 208	$ 368	$ 491

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING MFS Total Return	ING Oppenheimer Main Street	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income	ING JPMorgan Mid Cap Value
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 54	$ -	$ 364	$ 96	$ 17
Total investment income (loss)	54	-	364	96	17
Expenses:					
Mortality, expense risk and other charges	7	-	140	29	12
Total expenses	7	-	140	29	12
Net investment income (loss)	47	-	224	67	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	86	-	527	57	68
Capital gains distributions	-	-	210	50	178
Net unrealized appreciation (depreciation) on investments	109	(1)	3,283	785	404
Net realized and unrealized gain (loss) on investments	195	(1)	4,020	892	650
Net increase (decrease) in net assets resulting from operations	$ 242	$ (1)	$ 4,244	$ 959	$ 655

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Investors	ING Van Kampen Comstock	ING Van Kampen Equity and Income
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ -	$ 7	$ -	$ 4
Total investment income (loss)	-	-	7	-	4
Expenses:					
Mortality, expense risk and other charges	47	1	5	27	2
Total expenses	47	1	5	27	2
Net investment income (loss)	(47)	(1)	2	(27)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	95	13	21	317	4
Capital gains distributions	88	-	-	32	-
Net unrealized appreciation (depreciation) on investments	168	13	25	732	49
Net realized and unrealized gain (loss) on investments	351	26	46	1,081	53
Net increase (decrease) in net assets resulting from operations	$ 304	$ 25	$ 48	$ 1,054	$ 55

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING VP Index Plus Large Cap	ING VP Index Plus Mid Cap
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ -	$ -	$ 48	$ 47
Total investment income (loss)	-	-	-	48	47
Expenses:					
Mortality, expense risk and other charges	-	-	-	18	34
Total expenses	-	-	-	18	34
Net investment income (loss)	-	-	-	30	13
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	-	228	463
Capital gains distributions	-	-	-	-	-
Net unrealized appreciation (depreciation) on investments	-	-	1	243	1,150
Net realized and unrealized gain (loss) on investments	-	-	1	471	1,613
Net increase (decrease) in net assets resulting from operations	$ -	$ -	$ 1	$ 501	$ 1,626

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Index Plus Small Cap	ING VP Growth Opportunities	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP SmallCap Opportunities
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 6	$ -	$ 24	$ -	$ -
Total investment income (loss)	6	-	24	-	-
Expenses:					
Mortality, expense risk and other charges	19	-	8	5	16
Total expenses	19	-	8	5	16
Net investment income (loss)	(13)	-	16	(5)	(16)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	260	45	62	187	176
Capital gains distributions	23	-	-	-	-
Net unrealized appreciation (depreciation) on investments	607	(30)	57	18	57
Net realized and unrealized gain (loss) on investments	890	15	119	205	233
Net increase (decrease) in net assets resulting from operations	$ 877	$ 15	$ 135	$ 200	$ 217

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	INVESCO VIF - High Yield	Janus Aspen Growth	Janus Aspen International Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 1,883	$ -	$ 56	$ -	$ 31
Total investment income (loss)	1,883	-	56	-	31
Expenses:					
Mortality, expense risk and other charges	59	10	33	15	18
Total expenses	59	10	33	15	18
Net investment income (loss)	1,824	(10)	23	(15)	13
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	184	825	1,288	49	(86)
Capital gains distributions	-	-	-	-	-
Net unrealized appreciation (depreciation) on investments	(1,508)	(754)	(261)	435	187
Net realized and unrealized gain (loss) on investments	(1,324)	71	1,027	484	101
Net increase (decrease) in net assets resulting from operations	$ 500	$ 61	$ 1,050	$ 469	$ 114

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Brandes International Equity	Business Opportunity Value	Clifton Enhanced US Equity	Frontier Capital Appreciation	Turner Core Growth
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 119	$ 10	$ -	$ -	$ 6
Total investment income (loss)	119	10	-	-	6
Expenses:					
Mortality, expense risk					
and other charges	68	8	-	40	13
Total expenses	68	8	-	40	13
Net investment income (loss)	51	2	-	(40)	(7)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	287	62	-	906	118
Capital gains distributions	560	12	-	-	-
Net unrealized appreciation (depreciation)					
on investments	1,187	185	-	(423)	133
Net realized and unrealized gain (loss) on					
investments	2,034	259	-	483	251
Net increase (decrease) in net assets					
resulting from operations	$ 2,085	$ 261	$ -	$ 443	$ 244

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Neuberger Berman AMT Growth	Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Partners	Pioneer Mid-Cap Value VCT	Pioneer Small Cap Value VCT
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ 992	$ -	$ 40	$ -
Total investment income (loss)	-	992	-	40	-
Expenses:					
Mortality, expense risk and other charges	100	188	114	69	20
Total expenses	100	188	114	69	20
Net investment income (loss)	(100)	804	(114)	(29)	(20)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(433)	43	4,203	688	219
Capital gains distributions	-	-	-	106	-
Net unrealized appreciation (depreciation) on investments	2,567	(802)	(2,662)	1,589	608
Net realized and unrealized gain (loss) on investments	2,134	(759)	1,541	2,383	827
Net increase (decrease) in net assets resulting from operations	$ 2,034	$ 45	$ 1,427	$ 2,354	$ 807

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Putnam VT Growth and Income	Putnam VT New Opportunities	Putnam VT Small Cap Value	Putnam VT Voyager	Van Eck Worldwide Bond
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 83	$ -	$ 61	$ 3	$ 463
Total investment income (loss)	83	-	61	3	463
Expenses:					
Mortality, expense risk					
and other charges	29	8	98	6	31
Total expenses	29	8	98	6	31
Net investment income (loss)	54	(8)	(37)	(3)	432
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	128	(12)	1,711	97	138
Capital gains distributions	-	-	-	-	-
Net unrealized appreciation (depreciation)					
on investments	454	261	2,329	(22)	(197)
Net realized and unrealized gain (loss) on					
investments	582	249	4,040	75	(59)
Net increase (decrease) in net assets					
resulting from operations	$ 636	$ 241	$ 4,003	$ 72	$ 373

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Van Eck Worldwide Emerging Markets	Van Eck Worldwide Hard Assets	Van Eck Worldwide Real Estate
Net investment income (loss)			
Income:			
Dividends from mutual funds	$ 65	$ 30	$ 113
Total investment income (loss)	65	30	113
Expenses:			
Mortality, expense risk			
and other charges	70	44	48
Total expenses	70	44	48
Net investment income (loss)	(5)	(14)	65
Realized and unrealized gain (loss)			
on investments			
Net realized gain (loss) on investments	1,944	1,233	683
Capital gains distributions	-	-	-
Net unrealized appreciation (depreciation)			
on investments	731	94	1,868
Net realized and unrealized gain (loss) on			
investments	2,675	1,327	2,551
Net increase (decrease) in net assets			
resulting from operations	$ 2,670	$ 1,313	$ 2,616

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Stock	AIM V.I. Government Securities	AIM V.I. Health Sciences
Net assets at January 1, 2003	$ 8,853	$ 23,265	$ 33,988	$ 134
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(68)	115	492	(2)
Net realized gain (loss) on investments	(465)	(1,400)	857	10
Net unrealized appreciation (depreciation) of investments	3,013	6,164	(1,265)	89
Net increase (decrease) in net assets from operations	2,480	4,879	84	97
Changes from principal transactions:				
Contract purchase payments	1,728	3,661	5,571	82
Administrative expenses	(686)	(1,564)	(1,627)	(25)
Benefit payments	(18)	(68)	(74)	-
Surrenders and withdrawals	(825)	(1,817)	(1,682)	(1)
Transfer payments from (to) other Divisions (including the GID), net	(546)	(1,232)	(6,466)	345
Other	3	(14)	6	(1)
Increase (decrease) in net assets derived from principal transactions	(344)	(1,034)	(4,272)	400
Total increase (decrease) in net assets	2,136	3,845	(4,188)	497
Net assets at December 31, 2003	10,989	27,110	29,800	631
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(74)	36	715	(6)
Net realized gain (loss) on investments	(56)	(664)	480	30
Capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	782	1,347	(677)	(7)
Net increase (decrease) in net assets from operations	652	719	518	17
Changes from principal transactions:				
Contract purchase payments	1,605	2,715	3,279	301
Administrative expenses	(662)	(1,288)	(1,196)	(60)
Benefit payments	-	(14)	-	-
Surrenders and withdrawals	(553)	(2,658)	(6,262)	(32)
Transfer payments from (to) other Divisions (including the GID), net	(158)	(3,220)	(2,084)	398
Other	9	13	1	6
Increase (decrease) in net assets derived from principal transactions	241	(4,452)	(6,262)	613
Total increase (decrease) in net assets	893	(3,733)	(5,744)	630
Net assets at December 31, 2004	$ 11,882	$ 23,377	$ 24,056	$ 1,261

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	AIM V.I. High Yield	AIM V.I. Small Company Growth	AIM V.I. Total Return	AIM V.I. Utilities
Net assets at January 1, 2003	$ -	$ 12,029	$ 9,980	$ 6,946
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(88)	181	42
Net realized gain (loss) on investments	-	(1,601)	(291)	(1,619)
Net unrealized appreciation (depreciation) of investments	-	5,254	1,609	2,797
Net increase (decrease) in net assets from operations	-	3,565	1,499	1,220
Changes from principal transactions:				
Contract purchase payments	-	1,876	1,240	971
Administrative expenses	-	(702)	(684)	(450)
Benefit payments	-	(6)	(12)	(3)
Surrenders and withdrawals	-	(1,374)	(1,377)	(168)
Transfer payments from (to) other Divisions (including the GID), net	-	(1,514)	(175)	435
Other	-	(10)	-	-
Increase (decrease) in net assets derived from principal transactions	-	(1,730)	(1,008)	785
Total increase (decrease) in net assets	-	1,835	491	2,005
Net assets at December 31, 2003	-	13,864	10,471	8,951
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	688	(90)	86	139
Net realized gain (loss) on investments	14	398	(5)	731
Capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	1,530	1,492	149	1,190
Net increase (decrease) in net assets from operations	2,232	1,800	230	2,060
Changes from principal transactions:				
Contract purchase payments	1,534	1,880	1,130	905
Administrative expenses	(888)	(658)	(577)	(413)
Benefit payments	-	(4)	(1)	-
Surrenders and withdrawals	(567)	(1,101)	(886)	(516)
Transfer payments from (to) other Divisions (including the GID), net	25,588	(781)	(1,191)	158
Other	4	1	1	(6)
Increase (decrease) in net assets derived from principal transactions	25,671	(663)	(1,524)	128
Total increase (decrease) in net assets	27,903	1,137	(1,294)	2,188
Net assets at December 31, 2004	$ 27,903	$ 15,001	$ 9,177	$ 11,139

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth	Alger American Small Capitalization
Net assets at January 1, 2003	$ 33,021	$ 13,112	$ 27,448	$ 11,557
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(270)	(114)	(244)	(121)
Net realized gain (loss) on investments	(8,251)	(803)	(1,579)	(928)
Net unrealized appreciation (depreciation) of investments	19,787	5,464	15,543	6,948
Net increase (decrease) in net assets from operations	11,266	4,547	13,720	5,899
Changes from principal transactions:				
Contract purchase payments	5,806	2,732	4,837	2,210
Administrative expenses	(2,346)	(1,176)	(1,926)	(1,226)
Benefit payments	(19)	(51)	(61)	-
Surrenders and withdrawals	(2,314)	(1,475)	(4,046)	(1,842)
Transfer payments from (to) other Divisions (including the GID), net	(916)	486	3,931	2,790
Other	42	5	21	(12)
Increase (decrease) in net assets derived from principal transactions	253	521	2,756	1,920
Total increase (decrease) in net assets	11,519	5,068	16,476	7,819
Net assets at December 31, 2003	44,540	18,180	43,924	19,376
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(301)	(126)	(277)	(59)
Net realized gain (loss) on investments	(5,514)	(125)	1,235	6,212
Capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	7,609	1,676	4,093	(4,835)
Net increase (decrease) in net assets from operations	1,794	1,425	5,051	1,318
Changes from principal transactions:				
Contract purchase payments	4,984	2,485	5,056	1,083
Administrative expenses	(2,207)	(1,088)	(2,032)	(576)
Benefit payments	(86)	(1)	(6)	(1)
Surrenders and withdrawals	(4,860)	(898)	(3,525)	(609)
Transfer payments from (to) other Divisions (including the GID), net	(1,114)	(747)	(4,933)	(20,598)
Other	12	8	33	7
Increase (decrease) in net assets derived from principal transactions	(3,271)	(241)	(5,407)	(20,694)
Total increase (decrease) in net assets	(1,477)	1,184	(356)	(19,376)
Net assets at December 31, 2004	$ 43,063	$ 19,364	$ 43,568	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	American Funds Growth	American Funds Growth-Income	American Funds International	Fidelity® VIP *Asset Manager*SM
Net assets at January 1, 2003	$ -	$ -	$ -	$ 21,839
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	20	21	606
Net realized gain (loss) on investments	2	33	20	(876)
Net unrealized appreciation (depreciation) of investments	249	225	213	3,655
Net increase (decrease) in net assets from operations	250	278	254	3,385
Changes from principal transactions:				
Contract purchase payments	384	590	450	2,634
Administrative expenses	(47)	(33)	(28)	(1,215)
Benefit payments	(1)	-	-	(18)
Surrenders and withdrawals	(22)	(18)	-	(2,683)
Transfer payments from (to) other Divisions (including the GID), net	3,366	2,644	1,715	(2,942)
Other	(1)	2	21	3
Increase (decrease) in net assets derived from principal transactions	3,679	3,185	2,158	(4,221)
Total increase (decrease) in net assets	3,929	3,463	2,412	(836)
Net assets at December 31, 2003	3,929	3,463	2,412	21,003
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(28)	64	119	392
Net realized gain (loss) on investments	78	191	161	65
Capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	1,527	644	1,376	464
Net increase (decrease) in net assets from operations	1,577	899	1,656	921
Changes from principal transactions:				
Contract purchase payments	3,477	2,564	2,693	2,317
Administrative expenses	(569)	(396)	(345)	(1,046)
Benefit payments	-	-	-	(7)
Surrenders and withdrawals	(254)	(164)	(139)	(2,420)
Transfer payments from (to) other Divisions (including the GID), net	11,494	7,076	7,383	(557)
Other	4	9	1	1
Increase (decrease) in net assets derived from principal transactions	14,152	9,089	9,593	(1,712)
Total increase (decrease) in net assets	15,729	9,988	11,249	(791)
Net assets at December 31, 2004	$ 19,658	$ 13,451	$ 13,661	$ 20,212

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Fidelity® VIP *Asset Manager*℠ SC	Fidelity® VIP Growth	Fidelity® VIP Growth SC	Fidelity® VIP Index 500
Net assets at January 1, 2003	$ 588	$ 41,408	$ 530	$ 151,371
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	(236)	1	1,293
Net realized gain (loss) on investments	(9)	(5,562)	(43)	(10,631)
Net unrealized appreciation (depreciation) of investments	111	19,283	436	52,584
Net increase (decrease) in net assets from operations	125	13,485	394	43,246
Changes from principal transactions:				
Contract purchase payments	62	6,192	554	28,806
Administrative expenses	(11)	(2,957)	(106)	(9,582)
Benefit payments	-	(64)	-	(73)
Surrenders and withdrawals	-	(4,045)	(21)	(13,138)
Transfer payments from (to) other Divisions (including the GID), net	73	(69)	649	(4,801)
Other	219	(199)	-	(147)
Increase (decrease) in net assets derived from principal transactions	343	(1,142)	1,076	1,065
Total increase (decrease) in net assets	468	12,343	1,470	44,311
Net assets at December 31, 2003	1,056	53,751	2,000	195,682
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	34	(240)	4	1,947
Net realized gain (loss) on investments	15	(1,096)	218	(1,309)
Capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	27	2,415	(115)	3,944
Net increase (decrease) in net assets from operations	76	1,079	107	4,582
Changes from principal transactions:				
Contract purchase payments	312	5,312	639	13,491
Administrative expenses	(88)	(2,720)	(174)	(4,640)
Benefit payments	-	-	-	(7)
Surrenders and withdrawals	(8)	(3,851)	(42)	(4,906)
Transfer payments from (to) other Divisions (including the GID), net	299	(4,241)	259	(204,231)
Other	3	17	-	29
Increase (decrease) in net assets derived from principal transactions	518	(5,483)	682	(200,264)
Total increase (decrease) in net assets	594	(4,404)	789	(195,682)
Net assets at December 31, 2004	$ 1,650	$ 49,347	$ 2,789	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Fidelity® VIP Money Market	Fidelity® VIP Overseas	Fidelity® VIP Overseas SC	ING VP Bond
Net assets at January 1, 2003	$ 101,019	$ 25,636	$ 568	$ 2,539
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	215	7	5	52
Net realized gain (loss) on investments	1	3,817	(16)	108
Net unrealized appreciation (depreciation) of investments	(1)	7,962	373	105
Net increase (decrease) in net assets from operations	215	11,786	362	265
Changes from principal transactions:				
Contract purchase payments	22,900	3,447	349	1,571
Administrative expenses	(4,335)	(1,642)	(79)	(322)
Benefit payments	(1,308)	(1)	-	-
Surrenders and withdrawals	(12,457)	(2,219)	(16)	(562)
Transfer payments from (to) other Divisions (including the GID), net	(37,817)	1,286	455	2,257
Other	101	1	2	27
Increase (decrease) in net assets derived from principal transactions	(32,916)	872	711	2,971
Total increase (decrease) in net assets	(32,701)	12,658	1,073	3,236
Net assets at December 31, 2003	68,318	38,294	1,641	5,775
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	69	173	19	570
Net realized gain (loss) on investments	1	2,867	166	(39)
Capital gains distributions	-	-	-	297
Net unrealized appreciation (depreciation) of investments	(1)	1,404	158	(540)
Net increase (decrease) in net assets from operations	69	4,444	343	288
Changes from principal transactions:				
Contract purchase payments	17,326	3,779	509	2,444
Administrative expenses	(1,689)	(1,605)	(141)	(421)
Benefit payments	(862)	(17)	-	(8)
Surrenders and withdrawals	(5,232)	(2,946)	(64)	(543)
Transfer payments from (to) other Divisions (including the GID), net	(77,903)	(1,926)	783	1,163
Other	(27)	9	(2)	7
Increase (decrease) in net assets derived from principal transactions	(68,387)	(2,706)	1,085	2,642
Total increase (decrease) in net assets	(68,318)	1,738	1,428	2,930
Net assets at December 31, 2004	$ -	$ 40,032	$ 3,069	$ 8,705

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Liquid Assets	ING JPMorgan Small Cap Equity	ING Stock Index	ING Legg Mason Value
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Contract purchase payments	-	-	-	-
Administrative expenses	-	-	-	-
Benefit payments	-	-	-	-
Surrenders and withdrawals	-	-	-	-
Transfer payments from (to) other Divisions (including the GID), net	-	-	-	-
Other	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2003	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	241	(73)	1,663	-
Net realized gain (loss) on investments	-	93	(20)	1
Capital gains distributions	-	23	617	-
Net unrealized appreciation (depreciation) of investments	-	2,978	12,908	180
Net increase (decrease) in net assets from operations	241	3,021	15,168	181
Changes from principal transactions:				
Contract purchase payments	9,159	1,067	11,357	42
Administrative expenses	(1,920)	(630)	(5,052)	(9)
Benefit payments	(512)	-	-	-
Surrenders and withdrawals	(7,658)	(1,274)	(6,367)	-
Transfer payments from (to) other Divisions (including the GID), net	58,739	19,973	205,428	1,446
Other	7	2	16	-
Increase (decrease) in net assets derived from principal transactions	57,815	19,138	205,382	1,479
Total increase (decrease) in net assets	58,056	22,159	220,550	1,660
Net assets at December 31, 2004	$ 58,056	$ 22,159	$ 220,550	$ 1,660

The accompanying notes are an integral part of these financial statements.

S-43

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	IMG Mercury Focus Value	ING Van Kampen Equity Growth	ING Hard Assets	ING Limited Maturity Bond
Net assets at January 1, 2003	$ -	$ -	$ -	$ 329
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	5
Net realized gain (loss) on investments	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	6	6
Net increase (decrease) in net assets from operations	-	-	6	11
Changes from principal transactions:				
Contract purchase payments	-	-	15	141
Administrative expenses	-	-	(1)	(18)
Benefit payments	-	-	-	(1)
Surrenders and withdrawals	-	-	-	(26)
Transfer payments from (to) other Divisions (including the GID), net	-	-	41	29
Other	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	55	125
Total increase (decrease) in net assets	-	-	61	136
Net assets at December 31, 2003	-	-	61	465
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	(11)	10	71
Net realized gain (loss) on investments	5	(11)	(28)	3
Capital gains distributions	1,193	22	-	11
Net unrealized appreciation (depreciation) of investments	526	235	78	(76)
Net increase (decrease) in net assets from operations	1,713	235	60	9
Changes from principal transactions:				
Contract purchase payments	1,389	303	129	594
Administrative expenses	(722)	(116)	(70)	(21)
Benefit payments	-	-	-	(7)
Surrenders and withdrawals	(1,910)	(399)	(1)	(52)
Transfer payments from (to) other Divisions (including the GID), net	27,371	4,680	1,249	377
Other	(11)	1	-	-
Increase (decrease) in net assets derived from principal transactions	26,117	4,469	1,307	891
Total increase (decrease) in net assets	27,830	4,704	1,367	900
Net assets at December 31, 2004	$ 27,830	$ 4,704	$ 1,428	$ 1,365

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Liquid Assets SC	ING Marsico Growth	ING MFS Mid Cap Growth	ING MFS Total Return
Net assets at January 1, 2003	$ 20,314	$ 5	$ 1,479	$ 151
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	161	(3)	(9)	6
Net realized gain (loss) on investments	-	52	(41)	1
Net unrealized appreciation (depreciation) of investments	-	51	639	86
Net increase (decrease) in net assets from operations	161	100	589	93
Changes from principal transactions:				
Contract purchase payments	23,396	531	713	204
Administrative expenses	(1,852)	(21)	(125)	(18)
Benefit payments	(17)	-	-	-
Surrenders and withdrawals	(1,387)	(6)	(35)	(1)
Transfer payments from (to) other Divisions (including the GID), net	(19,618)	1,245	296	817
Other	(4)	16	6	-
Increase (decrease) in net assets derived from principal transactions	518	1,765	855	1,002
Total increase (decrease) in net assets	679	1,865	1,445	1,095
Net assets at December 31, 2003	20,993	1,870	2,923	1,246
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	208	(13)	(15)	47
Net realized gain (loss) on investments	-	87	327	86
Capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	294	179	109
Net increase (decrease) in net assets from operations	208	368	491	242
Changes from principal transactions:				
Contract purchase payments	38,879	558	559	518
Administrative expenses	(1,868)	(99)	(186)	(103)
Benefit payments	(925)	-	-	-
Surrenders and withdrawals	(1,615)	(67)	(74)	(58)
Transfer payments from (to) other Divisions (including the GID), net	(34,849)	570	536	1,171
Other	(9)	5	9	7
Increase (decrease) in net assets derived from principal transactions	(387)	967	844	1,535
Total increase (decrease) in net assets	(179)	1,335	1,335	1,777
Net assets at December 31, 2004	$ 20,814	$ 3,205	$ 4,257	$ 3,023

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Oppenheimer Main Street	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income	ING JPMorgan Mid Cap Value
Net assets at January 1, 2003	$ 4	$ 11,222	$ 99	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	35	7	11
Net realized gain (loss) on investments	-	64	19	11
Net unrealized appreciation (depreciation) of investments	1	3,883	244	60
Net increase (decrease) in net assets from operations	1	3,982	270	82
Changes from principal transactions:				
Contract purchase payments	2	3,685	207	230
Administrative expenses	-	(981)	(29)	(18)
Benefit payments	-	(349)	-	-
Surrenders and withdrawals	-	(448)	(4)	-
Transfer payments from (to) other Divisions (including the GID), net	-	5,198	2,188	839
Other	-	(1)	3	6
Increase (decrease) in net assets derived from principal transactions	2	7,104	2,365	1,057
Total increase (decrease) in net assets	3	11,086	2,635	1,139
Net assets at December 31, 2003	7	22,308	2,734	1,139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	224	67	5
Net realized gain (loss) on investments	-	527	57	68
Capital gains distributions	-	210	50	178
Net unrealized appreciation (depreciation) of investments	(1)	3,283	785	404
Net increase (decrease) in net assets from operations	(1)	4,244	959	655
Changes from principal transactions:				
Contract purchase payments	14	4,006	1,077	947
Administrative expenses	-	(1,331)	(182)	(145)
Benefit payments	-	-	-	-
Surrenders and withdrawals	-	(770)	(70)	(101)
Transfer payments from (to) other Divisions (including the GID), net	(21)	4,532	5,955	3,680
Other	1	12	7	1
Increase (decrease) in net assets derived from principal transactions	(6)	6,449	6,787	4,382
Total increase (decrease) in net assets	(7)	10,693	7,746	5,037
Net assets at December 31, 2004	$ -	$ 33,001	$ 10,480	$ 6,176

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Investors	ING Van Kampen Comstock
Net assets at January 1, 2003	$ -	$ -	$ -	$ 1,265
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	169	-	-	81
Net realized gain (loss) on investments	(12)	-	-	75
Net unrealized appreciation (depreciation) of investments	(43)	7	14	498
Net increase (decrease) in net assets from operations	114	7	14	654
Changes from principal transactions:				
Contract purchase payments	705	14	1	779
Administrative expenses	(72)	(4)	(2)	(144)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(3)	-	-	(75)
Transfer payments from (to) other Divisions (including the GID), net	5,143	106	148	1,553
Other	(3)	-	-	2
Increase (decrease) in net assets derived from principal transactions	5,770	116	147	2,115
Total increase (decrease) in net assets	5,884	123	161	2,769
Net assets at December 31, 2003	5,884	123	161	4,034
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(47)	(1)	2	(27)
Net realized gain (loss) on investments	95	13	21	317
Capital gains distributions	88	-	-	32
Net unrealized appreciation (depreciation) of investments	168	13	25	732
Net increase (decrease) in net assets from operations	304	25	48	1,054
Changes from principal transactions:				
Contract purchase payments	1,270	53	174	1,449
Administrative expenses	(306)	(26)	(17)	(292)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(4,077)	(20)	-	(170)
Transfer payments from (to) other Divisions (including the GID), net	3,176	70	576	2,158
Other	(1)	1	-	4
Increase (decrease) in net assets derived from principal transactions	62	78	733	3,149
Total increase (decrease) in net assets	366	103	781	4,203
Net assets at December 31, 2004	$ 6,250	$ 226	$ 942	$ 8,237

The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Van Kampen Equity and Income	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income
Net assets at January 1, 2003	$ 15	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments	2	-	-	-
Net unrealized appreciation (depreciation) of investments	12	-	-	-
Net increase (decrease) in net assets from operations	14	-	-	-
Changes from principal transactions:				
Contract purchase payments	23	-	-	-
Administrative expenses	(7)	-	-	-
Benefit payments	-	-	-	-
Surrenders and withdrawals	-	-	-	-
Transfer payments from (to) other Divisions (including the GID), net	95	-	-	-
Other	3	-	-	-
Increase (decrease) in net assets derived from principal transactions	114	-	-	-
Total increase (decrease) in net assets	128	-	-	-
Net assets at December 31, 2003	143	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	-	-	-
Net realized gain (loss) on investments	4	-	-	-
Capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	49	-	-	1
Net increase (decrease) in net assets from operations	55	-	-	1
Changes from principal transactions:				
Contract purchase payments	247	-	2	9
Administrative expenses	(51)	-	-	-
Benefit payments	-	-	-	-
Surrenders and withdrawals	(1)	-	-	-
Transfer payments from (to) other Divisions (including the GID), net	482	31	40	42
Other	2	-	-	-
Increase (decrease) in net assets derived from principal transactions	679	31	42	51
Total increase (decrease) in net assets	734	31	42	52
Net assets at December 31, 2004	$ 877	$ 31	$ 42	$ 52

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Index Plus Large Cap	ING VP Index Plus Mid Cap	ING VP Index Plus Small Cap	ING VP Growth Opportunities
Net assets at January 1, 2003	$ 389	$ 3,193	$ 630	$ 130
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	7	(4)	(1)
Net realized gain (loss) on investments	32	37	29	(12)
Net unrealized appreciation (depreciation) of investments	607	1,415	574	75
Net increase (decrease) in net assets from operations	662	1,459	599	62
Changes from principal transactions:				
Contract purchase payments	1,165	1,538	576	76
Administrative expenses	(117)	(204)	(68)	(10)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(5)	(8)	(30)	-
Transfer payments from (to) other Divisions (including the GID), net	2,129	1,824	1,198	23
Other	1	-	1	-
Increase (decrease) in net assets derived from principal transactions	3,173	3,150	1,677	89
Total increase (decrease) in net assets	3,835	4,609	2,276	151
Net assets at December 31, 2003	4,224	7,802	2,906	281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	13	(13)	-
Net realized gain (loss) on investments	228	463	260	45
Capital gains distributions	-	-	23	-
Net unrealized appreciation (depreciation) of investments	243	1,150	607	(30)
Net increase (decrease) in net assets from operations	501	1,626	877	15
Changes from principal transactions:				
Contract purchase payments	936	2,257	803	10
Administrative expenses	(231)	(432)	(161)	(4)
Benefit payments	(18)	-	-	-
Surrenders and withdrawals	(71)	(156)	(118)	-
Transfer payments from (to) other Divisions (including the GID), net	71	2,464	2,217	(302)
Other	6	8	11	-
Increase (decrease) in net assets derived from principal transactions	693	4,141	2,752	(296)
Total increase (decrease) in net assets	1,194	5,767	3,629	(281)
Net assets at December 31, 2004	$ 5,418	$ 13,569	$ 6,535	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP SmallCap Opportunities	INVESCO VIF - High Yield
Net assets at January 1, 2003	$ 1,026	$ 868	$ 1,297	$ 23,179
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	(4)	(11)	1,390
Net realized gain (loss) on investments	(57)	2	(234)	1,159
Net unrealized appreciation (depreciation) of investments	387	361	861	2,950
Net increase (decrease) in net assets from operations	337	359	616	5,499
Changes from principal transactions:				
Contract purchase payments	235	406	391	2,268
Administrative expenses	(78)	(73)	(112)	(1,270)
Benefit payments	-	-	(40)	(3)
Surrenders and withdrawals	(98)	(327)	(20)	(899)
Transfer payments from (to) other Divisions (including the GID), net	(142)	167	635	(1,021)
Other	1	4	(24)	15
Increase (decrease) in net assets derived from principal transactions	(82)	177	830	(910)
Total increase (decrease) in net assets	255	536	1,446	4,589
Net assets at December 31, 2003	1,281	1,404	2,743	27,768
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(5)	(16)	1,824
Net realized gain (loss) on investments	62	187	176	184
Capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	57	18	57	(1,508)
Net increase (decrease) in net assets from operations	135	200	217	500
Changes from principal transactions:				
Contract purchase payments	218	316	639	602
Administrative expenses	(73)	(127)	(167)	(438)
Benefit payments	-	-	-	(7)
Surrenders and withdrawals	(14)	(65)	(92)	(465)
Transfer payments from (to) other Divisions (including the GID), net	303	757	340	(27,965)
Other	1	(3)	(2)	5
Increase (decrease) in net assets derived from principal transactions	435	878	718	(28,268)
Total increase (decrease) in net assets	570	1,078	935	(27,768)
Net assets at December 31, 2004	$ 1,851	$ 2,482	$ 3,678	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Janus Aspen Growth	Janus Aspen International Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth
Net assets at January 1, 2003	$ 2,560	$ 4,484	$ 1,539	$ 3,609
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18)	30	(13)	11
Net realized gain (loss) on investments	(27)	(462)	(222)	(459)
Net unrealized appreciation (depreciation) of investments	942	2,249	832	1,268
Net increase (decrease) in net assets from operations	897	1,817	597	820
Changes from principal transactions:				
Contract purchase payments	812	1,263	547	866
Administrative expenses	(195)	(311)	(145)	(235)
Benefit payments	-	(1)	-	-
Surrenders and withdrawals	(299)	(403)	(44)	(258)
Transfer payments from (to) other Divisions (including the GID), net	241	39	(299)	(995)
Other	3	(5)	8	(1)
Increase (decrease) in net assets derived from principal transactions	562	582	67	(623)
Total increase (decrease) in net assets	1,459	2,399	664	197
Net assets at December 31, 2003	4,019	6,883	2,203	3,806
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	23	(15)	13
Net realized gain (loss) on investments	825	1,288	49	(86)
Capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	(754)	(261)	435	187
Net increase (decrease) in net assets from operations	61	1,050	469	114
Changes from principal transactions:				
Contract purchase payments	705	1,195	378	634
Administrative expenses	(107)	(339)	(141)	(184)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(95)	(523)	(99)	(338)
Transfer payments from (to) other Divisions (including the GID), net	(4,584)	(1,001)	179	(582)
Other	1	3	(1)	(1)
Increase (decrease) in net assets derived from principal transactions	(4,080)	(665)	316	(471)
Total increase (decrease) in net assets	(4,019)	385	785	(357)
Net assets at December 31, 2004	$ -	$ 7,268	$ 2,988	$ 3,449

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Brandes International Equity	Business Opportunity Value	Clifton Enhanced US Equity	Frontier Capital Appreciation
Net assets at January 1, 2003	$ 5,757	$ 200	$ 2,053	$ 3,390
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	3	(5)	(35)
Net realized gain (loss) on investments	(30)	13	(437)	71
Net unrealized appreciation (depreciation) of investments	2,892	200	520	2,127
Net increase (decrease) in net assets from operations	2,886	216	78	2,163
Changes from principal transactions:				
Contract purchase payments	598	108	62	304
Administrative expenses	(277)	(45)	(51)	(191)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(266)	(110)	-	(366)
Transfer payments from (to) other Divisions (including the GID), net	(378)	731	(2,146)	621
Other	10	3	4	5
Increase (decrease) in net assets derived from principal transactions	(313)	687	(2,131)	373
Total increase (decrease) in net assets	2,573	903	(2,053)	2,536
Net assets at December 31, 2003	8,330	1,103	-	5,926
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	2	-	(40)
Net realized gain (loss) on investments	287	62	-	906
Capital gains distributions	560	12	-	-
Net unrealized appreciation (depreciation) of investments	1,187	185	-	(423)
Net increase (decrease) in net assets from operations	2,085	261	-	443
Changes from principal transactions:				
Contract purchase payments	1,116	263	-	609
Administrative expenses	(393)	(68)	-	(207)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(464)	(21)	-	(394)
Transfer payments from (to) other Divisions (including the GID), net	910	404	-	451
Other	(3)	1	-	(2)
Increase (decrease) in net assets derived from principal transactions	1,166	579	-	457
Total increase (decrease) in net assets	3,251	840	-	900
Net assets at December 31, 2004	$ 11,581	$ 1,943	$ -	$ 6,826

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Turner Core Growth	Neuberger Berman AMT Growth	Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Partners
Net assets at January 1, 2003	$ 619	$ 9,722	$ 32,704	$ 23,077
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(78)	1,256	(200)
Net realized gain (loss) on investments	(43)	(1,610)	295	(624)
Net unrealized appreciation (depreciation) of investments	347	4,515	(988)	8,947
Net increase (decrease) in net assets from operations	300	2,827	563	8,123
Changes from principal transactions:				
Contract purchase payments	99	1,879	4,261	3,291
Administrative expenses	(55)	(585)	(1,471)	(1,593)
Benefit payments	-	(2)	(48)	(9)
Surrenders and withdrawals	(159)	(388)	(2,195)	(1,954)
Transfer payments from (to) other Divisions (including the GID), net	732	954	(3,127)	1,065
Other	2	1	(1)	14
Increase (decrease) in net assets derived from principal transactions	619	1,859	(2,581)	814
Total increase (decrease) in net assets	919	4,686	(2,018)	8,937
Net assets at December 31, 2003	1,538	14,408	30,686	32,014
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(100)	804	(114)
Net realized gain (loss) on investments	118	(433)	43	4,203
Capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	133	2,567	(802)	(2,662)
Net increase (decrease) in net assets from operations	244	2,034	45	1,427
Changes from principal transactions:				
Contract purchase payments	262	1,598	2,782	1,290
Administrative expenses	(134)	(603)	(1,262)	(730)
Benefit payments	-	-	-	(1)
Surrenders and withdrawals	(98)	(1,277)	(3,723)	(876)
Transfer payments from (to) other Divisions (including the GID), net	841	(2,674)	(714)	(33,143)
Other	(1)	5	1	19
Increase (decrease) in net assets derived from principal transactions	870	(2,951)	(2,916)	(33,441)
Total increase (decrease) in net assets	1,114	(917)	(2,871)	(32,014)
Net assets at December 31, 2004	$ 2,652	$ 13,491	$ 27,815	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Pioneer Mid-Cap Value VCT	Pioneer Small Cap Value VCT	Putnam VT Growth and Income	Putnam VT New Opportunities
Net assets at January 1, 2003	$ 864	$ 760	$ 5,213	$ 579
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	(12)	63	(4)
Net realized gain (loss) on investments	279	363	(331)	(18)
Net unrealized appreciation (depreciation) of investments	788	301	1,699	225
Net increase (decrease) in net assets from operations	1,055	652	1,431	203
Changes from principal transactions:				
Contract purchase payments	916	317	940	122
Administrative expenses	(159)	(73)	(301)	(39)
Benefit payments	-	-	(42)	-
Surrenders and withdrawals	(263)	(42)	(1,248)	(16)
Transfer payments from (to) other Divisions (including the GID), net	4,711	843	(682)	(75)
Other	(9)	(2)	(11)	2
Increase (decrease) in net assets derived from principal transactions	5,196	1,043	(1,344)	(6)
Total increase (decrease) in net assets	6,251	1,695	87	197
Net assets at December 31, 2003	7,115	2,455	5,300	776
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(29)	(20)	54	(8)
Net realized gain (loss) on investments	688	219	128	(12)
Capital gains distributions	106	-	-	-
Net unrealized appreciation (depreciation) of investments	1,589	608	454	261
Net increase (decrease) in net assets from operations	2,354	807	636	241
Changes from principal transactions:				
Contract purchase payments	2,918	843	1,036	84
Administrative expenses	(494)	(170)	(297)	(99)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(147)	(79)	(314)	(32)
Transfer payments from (to) other Divisions (including the GID), net	4,466	1,607	777	2,219
Other	7	5	10	6
Increase (decrease) in net assets derived from principal transactions	6,750	2,206	1,212	2,178
Total increase (decrease) in net assets	9,104	3,013	1,848	2,419
Net assets at December 31, 2004	$ 16,219	$ 5,468	$ 7,148	$ 3,195

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Putnam VT Small Cap Value	Putnam VT Voyager	Van Eck Worldwide Bond	Van Eck Worldwide Emerging Markets
Net assets at January 1, 2003	$ 9,712	$ 1,275	$ 3,820	$ 5,740
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	(3)	37	(44)
Net realized gain (loss) on investments	(449)	(133)	439	95
Net unrealized appreciation (depreciation) of investments	5,709	463	237	3,331
Net increase (decrease) in net assets from operations	5,220	327	713	3,382
Changes from principal transactions:				
Contract purchase payments	1,940	311	917	981
Administrative expenses	(679)	(67)	(382)	(338)
Benefit payments	(1)	-	-	-
Surrenders and withdrawals	(1,270)	(9)	(355)	(321)
Transfer payments from (to) other Divisions (including the GID), net	1,001	(382)	662	1,543
Other	2	-	(4)	11
Increase (decrease) in net assets derived from principal transactions	993	(147)	838	1,876
Total increase (decrease) in net assets	6,213	180	1,551	5,258
Net assets at December 31, 2003	15,925	1,455	5,371	10,998
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(37)	(3)	432	(5)
Net realized gain (loss) on investments	1,711	97	138	1,944
Capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	2,329	(22)	(197)	731
Net increase (decrease) in net assets from operations	4,003	72	373	2,670
Changes from principal transactions:				
Contract purchase payments	2,880	288	695	1,414
Administrative expenses	(893)	(80)	(306)	(454)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(1,311)	(26)	(255)	(486)
Transfer payments from (to) other Divisions (including the GID), net	318	(134)	(629)	113
Other	5	(1)	(1)	2
Increase (decrease) in net assets derived from principal transactions	999	47	(496)	589
Total increase (decrease) in net assets	5,002	119	(123)	3,259
Net assets at December 31, 2004	$ 20,927	$ 1,574	$ 5,248	$ 14,257

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Van Eck Worldwide Hard Assets	Van Eck Worldwide Real Estate
Net assets at January 1, 2003	$ 2,148	$ 4,886
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(9)	73
Net realized gain (loss) on investments	(247)	94
Net unrealized appreciation (depreciation) of investments	1,623	1,497
Net increase (decrease) in net assets from operations	1,367	1,664
Changes from principal transactions:		
Contract purchase payments	257	717
Administrative expenses	(198)	(285)
Benefit payments	-	-
Surrenders and withdrawals	(422)	(273)
Transfer payments from (to) other Divisions (including the GID), net	4,065	(100)
Other	7	5
Increase (decrease) in net assets derived from principal transactions	3,709	64
Total increase (decrease) in net assets	5,076	1,728
Net assets at December 31, 2003	7,224	6,614
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(14)	65
Net realized gain (loss) on investments	1,233	683
Capital gains distributions	-	-
Net unrealized appreciation (depreciation) of investments	94	1,868
Net increase (decrease) in net assets from operations	1,313	2,616
Changes from principal transactions:		
Contract purchase payments	476	1,468
Administrative expenses	(230)	(396)
Benefit payments	-	-
Surrenders and withdrawals	(117)	(390)
Transfer payments from (to) other Divisions (including the GID), net	(292)	1,375
Other	(15)	4
Increase (decrease) in net assets derived from principal transactions	(178)	2,061
Total increase (decrease) in net assets	1,135	4,677
Net assets at December 31, 2004	$ 8,359	$ 11,291

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

Security Life of Denver Insurance Company Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies").   The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings ("ING AIH"), an insurance holding company domiciled in the State of Delaware.   ING AIH is a wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Strategic Advantage II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Benefits Variable Universal Life, Asset Portfolio Manager Variable Universal Life, and Estate Designer Policies offered by the Company. Corporate Benefits Variable Universal Life and Strategic Benefits Variable Universal Life became effective in 2000 and are defined as Class B Policies due to their mortality and expense charge structure. Asset Portfolio Manager Variable Universal Life became effective in 2001 and is also defined as a Class B Policy. All other Policies are defined as Class A Policies.

The Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Policies allow the Policyholders to specify the allocation of their net premium to the various Funds. They can also transfer their account values among the Funds. The Policies also provide the Policyholders the option to allocate their net premiums, or to transfer their account values, to a guaranteed interest division ("GID") in the Company's general account. The GID guarantees a rate of interest to the Policyholder, and it is not variable in nature. Therefore, it is not included in the Account's statements. The Account may be used to support other variable life policies as the Company offers them. SLD provides for variable accumulation and benefits under the Policies by crediting premium payments to one or more divisions within the Account or the GID, as directed by the Policyholders. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business SLD may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of SLD. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of SLD.

At December 31, 2004, the Account had, 69 investment divisions (the "Divisions") 39 of which invest in independently managed mutual funds and 30 of which invest in mutual funds managed by an affiliate, either Direct Services, Inc., ING Investments, LLC, or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

Investment Divisions at December 31, 2004, and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I
    Shares
  AIM V.I. Core Stock Fund
  AIM V.I. Government Securities Fund - Series I
    Shares
  AIM V.I. Health Sciences Fund
  AIM V.I. High Yield Fund - Series I**
  AIM V.I. Small Company Growth Fund
  AIM V.I. Total Return Fund
  AIM V.I. Utilities Fund
Alger American Funds:
  Alger American Growth Portfolio - Class O Shares
  Alger American Leveraged AllCap Portfolio - Class
    O Shares
  Alger American Midcap Growth Portfolio - Class O
    Shares
American Funds Insurance Series:
  American Funds Growth Fund - Class 2*
  American Funds Growth-Income Fund - Class 2*
  American Funds International Fund - Class 2*
Fidelity® Variable Insurance Products Funds:
  Fidelity® VIP *Asset Manager*SM Portfolio - Initial
    Class
  Fidelity® VIP *Asset Manager*SM Portfolio - Service
    Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Service Class
  Fidelity® VIP Overseas Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Service Class
ING Income Shares:
  ING VP Bond Portfolio - Class I
ING Liquid Assets Portfolio Class I**
ING JPMorgan Small Cap Equity Portfolio - Class I
  Shares**
ING Stock Index Portfolio - Class I Shares**
ING Legg Mason Value Portfolio - Class I Shares**
ING Mercury Focus Value Portfolio - Class I
  Shares**
ING Van Kampen Equity Growth Portfolio - Class I
  Shares**
ING Investors Trust:
  ING Hard Assets Portfolio - Institutional Class*
  ING Limited Maturity Bond Portfolio - Service
    Class
  ING Liquid Assets Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class

ING MFS Mid Cap Growth Portfolio - Institutional Class
  (continued):
ING Investors Trust
  ING MFS Total Return Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Institutional Class
  ING T. Rowe Price Equity Income Portfolio -
    Institutional Class
ING Partners, Inc.:
  ING JPMorgan Mid Cap Value - Initial Class*
  ING PIMCO Total Return Portfolio - Initial Class*
  ING Salomon Brothers Aggressive Growth Portfolio -
    Initial Class*
  ING Salomon Brothers Investors Portfolio - Institutional
    Class*
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Initial
    Class
ING Strategic Allocation Portfolio, Inc.:
  ING VP Strategic Allocation Balanced Portfolio - Class
    I**
  ING VP Strategic Allocation Growth Portfolio - Class
    I**
  ING VP Strategic Allocation Income Portfolio - Class
    I**
ING Variable Portfolios, Inc.:
  ING VP Index Plus Large Cap Portfolio - Class I
  ING VP Index Plus Mid Cap Portfolio - Class I
  ING VP Index Plus Small Cap Portfolio - Class I
ING Variable Products Trust:
  ING VP MagnaCap Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class I
Janus Aspen Series:
  Janus Aspen Series International Growth Portfolio -
    Service Shares
  Janus Aspen Series Mid Cap Growth Portfolio - Service
    Shares
  Janus Aspen Series Worldwide Growth Portfolio -
    Service Shares
M Fund, Inc:
  Brandes International Equity Fund
  Business Opportunity Value Fund
  Frontier Capital Appreciation Fund
  Turner Core Growth Fund
Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Growth Portfolio
    Neuberger Berman AMT Limited Maturity Bond
      Portfolio - Class I

Pioneer Variable Contracts Trust:
  Pioneer Mid-Cap Value VCT Portfolio - Class I
    Shares
  Pioneer Small Cap Value VCT Portfolio - Class I
    Shares
Putnam Variable Trust:
  Putnam VT Growth and Income Fund - Class IB
    Shares
  Putnam VT New Opportunities Fund - Class IB
    Shares
  Putnam VT Small Cap Value Fund - Class IB
    Shares

Putnam Variable Trust (continued):
  Putnam VT Voyager Fund - Class IB Shares
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Fund
  Van Eck Worldwide Emerging Markets Fund
  Van Eck Worldwide Hard Assets Fund
  Van Eck Worldwide Real Estate Fund

*   Division added in 2003.
** Division added in 2004.

All Contracts in the Account are currently in the accumulation period.

The names of certain Divisions were changed during 2004. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING Income Shares:	ING Income Shares:
ING VP Bond Portfolio - Class I	ING VP Bond Portfolio - Class R
ING Investors Trust:	ING Investors Trust:
ING Oppenheimer Main Street Portfolio-Institutional Class	ING MFS Research Portfolio - Institutional Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Van Kampen Equity and Income-Initial Class	ING UBS Tactical Asset Allocation Portfolio-Initial Class
AIM Variable Insurance Funds, Inc.:	INVESCO Variable Investment Funds, Inc.:
AIM V.I. Core Stock Fund	INVESCO VIF - Core Equity Fund
AIM V.I. Health Sciences Fund	INVESCO VIF - Health Sciences Fund
AIM V.I. Small Company Growth Fund	INVESCO VIF - Small Company Growth Fund
AIM V.I. Total Return Fund	INVESCO VIF - Total Return Fund
AIM V.I. Utilities Fund	INVESCO VIF - Utilities Fund
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING VP Index Plus Large Cap Portfolio - Class I	ING VP Index Plus Large Cap Portfolio - Class R
ING VP Index Plus Mid Cap Portfolio - Class I	ING VP Index Plus Mid Cap Portfolio - Class R
ING VP Index Plus Small Cap Portfolio - Class I	ING VP Index Plus Small Cap Portfolio - Class R
ING Variable Products Trust:	ING Variable Products Trust:
ING VP Growth Opportunities Portfolio - Class I	ING VP Growth Opportunities Portfolio - Class R
ING VP MagnaCap Portfolio - Class I	ING VP MagnaCap Portfolio - Class R
ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class R
ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class R

During 2003, the Clifton Enhanced US Equity Fund was closed to Contractowners.

At December 31, 2004, the following Divisions had no net assets:

Alger American Small Capitalization Portfolio - Class O Shares
Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® VIP Money Market Portfolio - Initial Class
ING Oppenheimer Main Street Portfolio - Institutional Class
ING VP Growth Opportunities Portfolio - Class I
INVESCO VIF - High Yield Fund
Janus Aspen Growth Portfolio - Service Shares
Clifton Enhanced US Equity Fund
Neuberger Berman AMT Partners Portfolio - Class I

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the date the order to buy or sell is confirmed. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund of the Trusts are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Policyholders are excluded in the determination of the federal income tax liability of SLD.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Policyholder Reserves

Policyholder reserves are presented as net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the Policyholders invested in the Account Divisions. To the extent that benefits to be paid to the Policyholders exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

3.   **Charges and Fees**

Under the terms of the Policies, certain charges are allocated to the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

Mortality, Expense Risk, and Other Charges

For FirstLine, FirstLine II, Strategic Advantage, Strategic Advantage II, Variable Survivorship, Estate Designer Policies, and Strategic Investor (Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of 0.75% of the daily asset value of the Separate Account Divisions, is charged to the Account for mortality and expense risks assumed by the Company.

For the Corporate Benefits, Strategic Benefits, and Asset Portfolio Manager Policies (Class B Policies), mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

For Corporate Benefits Policies, a monthly deduction, at an annual rate of 0.20% of the Policyholder account value, is charged. For Strategic Benefits Policies, a monthly deduction, at an annual rate of 0.85%, 0.60%, and 0.50%, of the Policyholder account value, is charged during policy years 1 through 10, 11 through 20, and 21 and later, respectively. For Asset Portfolio Manager Policies, a monthly deduction, at an annual rate of 0.90% and 0.45% of the Policyholder account value, is charged during policy years 1 through 10 and 11 through 20, respectively. There is no mortality and expense charge after year 20 for Asset Portfolio Manager Policies.

S-61

4.   Related Party Transactions

During the year ended December 31, 2004, management and service fees were paid indirectly to Direct Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for fees at annual rates ranging from 0.53% to 1.02% of the average net assets of each respective Portfolio. Management fees were paid to ING Investments, LLC, an affiliate of the Company, in its capacity as investment advisor to ING Variable Products Trust, ING Income Shares, and ING Variable Portfolios, Inc. The Fund's advisory agreement provides for fees at annual rates ranging from 0.35% to 0.75% of the average net assets of each respective Portfolio.   Additionally, management fees were paid to ING Life Insurance and Annuity Company in its capacity as investment advisor to ING Partners, Inc. The Funds' advisory agreement provides for fees at annual rates of 0.90% of the average net assets of the ING Van Kampen Equity and Income Portfolio and 0.55% of the average net assets of the ING Van Kampen Comstock Portfolio.

5.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2004		**2003**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation	$ 1,650	$ 1,483	$ 1,621	$ 2,033
AIM V.I. Core Stock	2,665	7,081	4,773	5,692
AIM V.I. Government Securities	4,951	10,498	9,856	13,637
AIM V.I. Health Sciences Fund	2,965	2,358	520	123
AIM V.I. High Yield Fund	37,916	11,557	-	-
AIM V.I. Small Company Growth	2,081	2,834	5,044	6,862
AIM V.I. Total Return	833	2,271	1,536	2,363
AIM V.I. Utilities	4,455	4,188	5,195	4,368
Alger American Funds:				
Alger American Growth	4,840	8,412	6,981	6,998
Alger American Leveraged AllCap	3,404	3,771	3,899	3,491
Alger American Midcap Growth	4,809	10,493	12,863	10,351
Alger American Small Capitalization	11,110	31,863	11,574	9,773
American Funds Insurance Series:				
American Funds Growth	14,665	541	3,698	20
American Funds Growth-Income	10,811	1,658	3,542	337
American Funds International	10,364	652	2,289	110
Fidelity® Variable Insurance Products Funds:				
Fidelity® VIP *Asset Manager*SM	2,781	4,101	5,393	9,008
Fidelity® VIP *Asset Manager*SM SC	799	247	496	131
Fidelity® VIP Growth	7,951	13,674	10,724	12,102
Fidelity® VIP Growth SC	1,597	911	1,285	208
Fidelity® VIP Index 500	15,753	214,070	32,715	30,359
Fidelity® VIP Money Market	63,229	131,547	101,090	133,793
Fidelity® VIP Overseas	8,062	10,595	46,550	45,671
Fidelity® VIP Overseas SC	1,731	627	871	155
ING Income Shares:				
ING VP Bond	5,530	2,021	7,339	4,316
ING Liquid Assets Portfolio	109,422	51,366	-	-
ING JPMorgan Small Cap Equity Portfolio	28,222	9,135	-	-
ING Stock Index Portfolio	219,854	12,192	-	-
ING Legg Mason Value Portfolio	1,508	29	-	-
ING Mercury Focus Value Portfolio	34,564	7,265	-	-
ING Van Kampen Equity Growth Portfolio	5,878	1,398	-	-

| | Year ended December 31 | | | |
| | 2004 | | 2003 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust:				
ING Hard Assets	$ 1,849	$ 532	$ 55	$ -
ING Limited Maturity Bond	1,131	158	184	54
ING Liquid Assets SC	28,890	29,069	21,390	20,711
ING Marsico Growth	2,330	1,376	2,365	603
ING MFS Mid Cap Growth	2,202	1,374	2,731	1,884
ING MFS Total Return	2,284	702	1,026	17
ING Oppenheimer Main Street	16	22	2	1
ING T. Rowe Price Capital Appreciation	9,402	2,519	9,506	2,366
ING T. Rowe Price Equity Income	7,393	489	2,563	191
ING Partners, Inc.:				
ING JPMorgan Midcap Value	4,975	410	1,200	132
ING PIMCO Total Return	4,920	4,817	6,594	655
ING Salomon Brothers Aggressive Growth	480	403	138	22
ING Salomon Brothers Investors	939	204	153	6
ING Van Kampen Comstock	4,452	1,298	3,135	940
ING Van Kampen Equity and Income	1,287	606	130	17
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Balanced	31	-	-	-
ING VP Strategic Allocation Growth	51	-	-	-
ING VP Strategic Allocation Income	42	-	-	-
ING Variable Portfolios, Inc.:				
ING VP Index Plus Large Cap	1,723	1,000	3,771	575
ING VP Index Plus Mid Cap	6,080	1,926	3,754	597
ING VP Index Plus Small Cap	3,599	837	1,927	254
ING Variable Products Trust:				
ING VP Growth Opportunities	193	489	172	85
ING VP MagnaCap	830	379	456	531
ING VP MidCap Opportunities	1,588	715	1,332	1,159
ING VP SmallCap Opportunities	8,871	8,169	3,361	2,542
INVESCO VIF-High Yield	4,781	31,225	31,568	31,089
Janus Aspen Series:				
Janus Aspen Growth	953	5,043	1,744	1,201
Janus Aspen International Growth	4,065	4,707	4,551	3,939
Janus Aspen Mid Cap Growth	794	493	760	706
Janus Aspen Worldwide Growth	618	1,076	1,171	1,783

| | Year ended December 31 | | | |
| | 2004 | | 2003 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
M Fund, Inc:				
Brandes International Equity	$ 3,169	$ 1,392	$ 2,893	$ 3,181
Business Opportunity Value	802	209	875	185
Clifton Enhanced US Equity	-	-	258	2,393
Frontier Capital Appreciation	3,010	2,593	3,236	2,899
Turner Core Growth	1,673	810	1,101	486
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Growth	1,336	4,387	4,474	2,692
Neuberger Berman AMT Limited Maturity Bond	5,122	7,234	10,195	11,520
Neuberger Berman AMT Partners	1,712	35,267	7,575	6,961
Pioneer Variable Contracts Trust:				
Pioneer Mid-Cap Value VCT	10,957	4,130	7,385	2,201
Pioneer Small Cap Value VCT	3,199	1,013	6,867	5,837
Putnam Variable Trust:				
Putnam VT Growth and Income	2,173	907	2,314	3,595
Putnam VT New Opportunities	6,650	4,480	242	251
Putnam VT Small Cap Value	6,708	5,746	7,350	6,396
Putnam VT Voyager	573	529	626	777
Van Eck Worldwide Insurance Trust:				
Van Eck Worldwide Bond	3,216	3,280	5,046	4,172
Van Eck Worldwide Emerging Markets	5,950	5,366	5,761	3,929
Van Eck Worldwide Hard Assets	5,318	5,510	7,008	3,307
Van Eck Worldwide Real Estate	5,069	2,943	2,690	2,552

6.   Changes in Units

The changes in units outstanding were as follows:

| | **Year ended December 31** | | | |
| | **2004** | | | **2003** |
	Net Increase (Decrease)	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation	31,754	276,577	(244,823)	(31,717)
AIM V.I. Core Stock	(162,869)	274,013	(436,882)	(33,732)
AIM V.I. Government Securities	(476,381)	508,780	(985,161)	(331,976)
AIM V.I. Health Sciences	52,348	288,063	(235,715)	44,260
AIM V.I. High Yield Fund	2,577,611	3,837,136	(1,259,525)	-
AIM V.I. Small Company Growth	(38,749)	306,032	(344,781)	(144,187)
AIM V.I. Total Return	(91,232)	96,766	(187,998)	(62,665)
AIM V.I. Utilities	24,329	461,572	(437,243)	107,999
Alger American Funds:				
Alger American Growth	(80,067)	591,824	(671,891)	135,320
Alger American Leveraged AllCap	85,769	340,186	(254,417)	48,184
Alger American MidCap Growth	(81,879)	493,625	(575,504)	213,809
Alger American Small Capitalization	(1,446,399)	913,031	(2,359,430)	248,657
American Funds Insurance Series:				
American Funds Growth	1,056,233	1,200,423	(144,190)	304,616
American Funds Growth-Income	678,944	876,122	(197,178)	267,800
American Funds International	654,269	758,686	(104,417)	173,690
Fidelity® Variable Insurance Products Funds:				
Fidelity® VIP *Asset Manager*^{SM}	(93,131)	191,330	(284,461)	(252,877)
Fidelity® VIP *Asset Manager*^{SM} SC	47,911	79,981	(32,070)	34,159
Fidelity® VIP Growth	(222,145)	603,249	(825,394)	(23,426)
Fidelity® VIP Growth SC	88,553	237,816	(149,263)	163,961
Fidelity® VIP Index 500	(9,436,441)	1,389,188	(10,825,629)	651,104
Fidelity® VIP Money Market	(4,914,979)	5,115,068	(10,030,047)	(2,368,327)
Fidelity® VIP Overseas	(178,697)	800,926	(979,623)	127,738
Fidelity® VIP Overseas SC	122,270	221,133	(98,863)	95,278
ING Income Shares:				
ING VP Bond	221,697	496,489	(274,792)	270,092
ING Liquid Assets Portfolio	5,782,515	11,569,986	(5,787,471)	-
ING JPMorgan Small Cap Equity Portfolio	1,841,551	2,799,236	(957,685)	-
ING Stock Index Portfolio	20,038,595	22,144,352	(2,105,757)	-
ING Legg Mason Value Portfolio	145,993	149,780	(3,787)	-
ING Mercury Focus Value Portfolio	2,531,675	3,312,315	(780,640)	-
ING Van Kampen Equity Growth Portfolio	439,719	598,337	(158,618)	-

| | Year ended December 31 | | | |
| | 2004 | | | 2003 |
	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust:				
ING Hard Assets	92,227	137,713	(45,486)	4,149
ING Limited Maturity Bond	67,345	80,879	(13,534)	9,681
ING Liquid Assets SC	(32,726)	4,695,648	(4,728,374)	46,702
ING Marsico Growth	101,820	290,477	(188,657)	180,719
ING MFS Mid Cap Growth	100,603	299,385	(198,782)	103,975
ING MFS Total Return	123,055	194,336	(71,281)	85,768
ING Oppenheimer Main Street Portfolio	(794)	1,972	(2,766)	159
ING T. Rowe Price Capital Appreciation	456,050	829,881	(373,831)	628,124
ING T. Rowe Price Equity Income	515,160	602,874	(87,714)	209,576
ING Partners, Inc.:				
ING JPMorgan Midcap Value	313,223	365,739	(52,516)	89,276
ING PIMCO Total Return	11,508	516,489	(504,981)	576,071
ING Salomon Brothers Aggressive Growth	6,523	38,205	(31,682)	9,585
ING Salomon Brothers Investors	53,643	70,313	(16,670)	12,372
ING Van Kampen Comstock	280,475	451,478	(171,003)	221,095
ING Van Kampen Equity and Income	65,347	130,095	(64,748)	12,521
ING Strategic Allocation Portfolio, Inc.:				
ING VP Strategic Allocation Balanced Portfolio	2,880	2,881	(1)	-
ING VP Strategic Allocation Growth Portfolio	3,819	3,821	(2)	-
ING VP Strategic Allocation Income Portfolio	4,943	4,975	(32)	-
ING Variable Portfolios, Inc.:				
ING VP Index Plus Large Cap	69,427	196,105	(126,678)	373,301
ING VP Index Plus Mid Cap	354,518	579,713	(225,195)	327,236
ING VP Index Plus Small Cap	223,257	328,838	(105,581)	184,566
ING Variable Products Trust:				
ING VP Growth Opportunities	(36,134)	24,057	(60,191)	14,018
ING VP MagnaCap	43,917	89,161	(45,244)	(6,046)
ING VP MidCap Opportunities	90,271	182,314	(92,043)	23,300
ING VP SmallCap Opportunities	81,507	1,243,261	(1,161,754)	126,618
INVESCO VIF-High Yield	(1,843,142)	271,729	(2,114,871)	(20,222)
Janus Aspen Series:				
Janus Aspen Growth	(680,742)	205,302	(886,044)	112,287
Janus Aspen International Growth	(112,590)	713,443	(826,033)	132,985
Janus Aspen Mid Cap Growth	73,876	234,562	(160,686)	35,124
Janus Aspen Worldwide Growth	(82,039)	153,068	(235,107)	(105,015)

| | Year ended December 31 | | | |
| | 2004 | | | 2003 |
	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
M Fund, Inc:				
Brandes International Equity	92,155	230,443	(138,288)	(8,769)
Business Opportunity Value	50,072	72,528	(22,456)	86,388
Clifton Enhanced US Equity	-	-	-	(278,008)
Frontier Capital Appreciation	29,718	268,468	(238,750)	56,601
Turner Core Growth	93,043	196,134	(103,091)	76,626
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Growth	(144,211)	180,643	(324,854)	117,907
Neuberger Berman AMT Limited Maturity Bond	(176,128)	473,997	(650,125)	(136,301)
Neuberger Berman AMT Partners	(1,403,036)	152,463	(1,555,499)	56,632
Pioneer Variable Contracts Trust:				
Pioneer Mid-Cap Value VCT	540,518	958,603	(418,085)	514,051
Pioneer Small Cap Value VCT	198,034	315,688	(117,654)	133,936
Putnam Variable Trust:				
Putnam VT Growth and Income	116,224	250,655	(134,431)	(131,784)
Putnam VT New Opportunities	247,112	767,548	(520,436)	1,494
Putnam VT Small Cap Value	51,460	583,241	(531,781)	103,288
Putnam VT Voyager	5,727	78,852	(73,125)	(15,210)
Van Eck Worldwide Insurance Trust:				
Van Eck Worldwide Bond	(39,344)	257,291	(296,635)	65,283
Van Eck Worldwide Emerging Markets	26,881	601,082	(574,201)	190,357
Van Eck Worldwide Hard Assets	(30,891)	406,952	(437,843)	312,284
Van Eck Worldwide Real Estate	120,973	371,229	(250,256)	3,160

7.   **Financial Highlights**

A summary of unit values and units outstanding for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the year ended December 31, 2004, 2003, 2002, and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Capital Appreciation						
2004	1,078	$9.71 to $11.27	$ 11,882	- %	0.00% to 0.75%	5.82% to 6.59%
2003	1,047	$9.11 to $10.65	10,989	-	0.00% to 0.75%	28.47% to 29.59%
2002	1,078	$7.03 to $8.29	8,853	-	0.00% to 0.75%	-25.05% to -24.41%
2001	1,174	$9.30 to $11.06	12,831	7.26	0.00% to 0.75%	-23.83% to -23.27%
2000	4,082	$12.12 to $14.52	51,039	(a)	(a)	(a)
AIM V.I. Core Stock						
2004	1,104	$10.15 to $24.82	23,377	0.79	0.00% to 0.75%	3.46% to 4.21%
2003	1,267	$9.74 to $23.99	27,110	1.14	0.00% to 0.75%	21.65% to 22.52%
2002	1,301	$7.95 to $19.72	23,265	1.41	0.00% to 0.75%	-19.64% to -19.04%
2001	1,238	$9.82 to $24.54	29,102	1.59	0.00% to 0.75%	-9.75% to -8.99%
2000	806	$10.79 to $27.19	21,536	(a)	(a)	(a)
AIM V.I. Government Securities						
2004	1,812	$13.24 to $13.45	24,056	3.32	0.00% to 0.75%	1.77% to 2.59%
2003	2,288	$13.01 to $13.11	29,800	2.30	0.00% to 0.75%	0.31% to 1.00%
2002	2,620	$12.97 to $12.98	33,988	2.03	0.00% to 0.75%	9.08% to 9.82%
2001	2,156	$11.81 to $11.90	25,665	1.35	0.00% to 0.75%	5.40% to 6.11%
2000	1,492	$11.13 to $11.29	16,764	(a)	(a)	(a)
AIM V.I. Health Sciences						
2004	113	$11.07 to $11.30	1,261	-	0.00% to 0.75%	6.75% to 7.62%
2003	61	$10.37 to $10.50	631	-	0.00% to 0.75%	26.93% to 27.74%
2002	16	$8.17 to $8.22	134	(c)	0.00% to 0.75%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

S-70

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. High Yield						
2004	2,578	$10.82 to $10.87	$ 27,903	(e) %	0.00% to 0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
AIM V.I. Small Company Growth						
2004	1,062	$11.28 to $14.69	15,001	-	0.00% to 0.75%	13.09% to 13.94%
2003	1,101	$9.90 to $12.99	13,864	-	0.00% to 0.75%	32.42% to 33.42%
2002	1,245	$7.42 to $9.81	12,029	-	0.00% to 0.75%	-32.30% to -31.11%
2001	1,033	$10.77 to $14.49	14,861	-	0.00% to 0.75%	-19.32% to -18.53%
2000	660	$13.22 to $17.96	11,848	(a)	(a)	(a)
AIM V.I. Total Return						
2004	548	$10.86 to $17.44	9,177	1.58	0.00% to 0.75%	2.95% to 3.72%
2003	639	$10.47 to $16.94	10,471	2.47	0.00% to 0.75%	16.11% to 16.98%
2002	702	$8.95 to $14.59	9,980	2.00	0.00% to 0.75%	-10.98% to -10.23%
2001	934	$9.97 to $16.39	15,247	2.57	0.00% to 0.75%	-2.15%
2000	698	$16.75	11,695	(a)	(a)	(a)
AIM V.I. Utilities						
2004	717	$8.15 to $17.33	11,139	2.02	0.00% to 0.75%	22.65% to 23.48%
2003	693	$6.60 to $14.13	8,951	1.23	0.00% to 0.75%	16.58% to 17.44%
2002	585	$5.62 to $12.12	6,946	0.49	0.00% to 0.75%	-20.94% to -20.28%
2001	526	$7.05 to $15.33	7,928	1.02	0.00% to 0.75%	-32.91%
2000	342	$22.85	7,812	(a)	(a)	(a)
Alger American Growth						
2004	2,181	$8.56 to $22.76	43,063	-	0.00% to 0.75%	4.69% to 5.42%
2003	2,261	$8.12 to $21.74	44,540	-	0.00% to 0.75%	34.11% to 35.11%
2002	2,126	$6.01 to $16.21	33,021	0.04	0.00% to 0.75%	-33.35% to -33.07%
2001	2,053	$8.98 to $24.32	48,752	12.91	0.00% to 0.75%	-12.74% to -11.61%
2000	1,807	$10.16 to $27.87	50,118	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Alger American Leveraged AllCap						
2004	788	$9.10 to $31.80	$ 19,364	- %	0.00% to 0.75%	7.40% to 8.20%
2003	702	$8.41 to $29.61	18,180	-	0.00% to 0.75%	33.68% to 34.78%
2002	654	$6.24 to $22.15	13,112	0.01	0.00% to 0.75%	-34.62% to -33.97%
2001	696	$9.45 to $33.88	23,276	3.72	0.00% to 0.75%	-16.30%
2000	602	$40.48	24,378	(a)	(a)	(a)
Alger American MidCap Growth						
2004	1,542	$14.77 to $34.68	43,568	-	0.00% to 0.75%	12.20% to 13.01%
2003	1,624	$13.07 to $30.91	43,924	-	0.00% to 0.75%	46.70% to 47.85%
2002	1,410	$8.84 to $21.07	27,448	-	0.00% to 0.75%	-30.25% to -29.67%
2001	1,445	$12.57 to $30.21	42,563	46.27	0.00% to 0.75%	-7.2% to -6.40%
2000	1,028	$13.43 to $32.49	33,294	(a)	(a)	(a)
American Funds Growth						
2004	1,361	$14.38 to $14.56	19,658	0.24	0.00% to 0.75%	11.65% to 12.43%
2003	305	$12.88 to $12.95	3,929	(d)	0.00% to 0.75%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
American Funds Growth-Income						
2004	947	$14.14 to $14.32	13,451	1.19	0.00% to 0.75%	9.53% to 10.32%
2003	268	$12.91 to $12.98	3,463	(d)	0.00% to 0.75%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
American Funds International						
2004	828	$16.41 to $16.62	13,661	1.90	0.00% to 0.75%	18.40% to 19.31%
2003	174	$13.86 to $13.93	2,412	(d)	0.00% to 0.75%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)

S-71

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP *Asset Manager*[SM]						
2004	1,067	$18.95	$ 20,212	2.64 %	0.75%	4.64%
2003	1,160	$18.11	21,003	3.58	0.75%	17.14%
2002	1,413	$15.46	21,839	3.51	0.75%	-8.90%
2001	1,201	$16.97	19,842	4.74	0.75%	-5.35%
2000	879	$17.93	15,755	(a)	(a)	(a)
Fidelity® VIP *Asset Manager*[SM] SC						
2004	147	$11.21	1,650	2.51	0.00%	5.36%
2003	99	$10.64	1,056	2.80	0.00%	17.83%
2002	65	$9.03	588	2.94	0.00%	-8.79%
2001	32	$9.90	314	(b)	0.00%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Fidelity® VIP Growth						
2004	2,162	$8.57 to $23.51	49,347	0.26	0.00% to 0.75%	2.57% to 3.38%
2003	2,384	$8.29 to $22.92	53,751	0.25	0.00% to 0.75%	31.88% to 32.85%
2002	2,408	$6.24 to $17.38	41,408	0.24	0.00% to 0.75%	-30.40% to -30.12%
2001	2,444	$8.93 to $24.97	59,751	7.38	0.00% to 0.75%	-18.45% to -17.62%
2000	2,264	$10.84 to $30.62	68,506	(a)	(a)	(a)
Fidelity® VIP Growth SC						
2004	341	$8.17	2,789	0.17	0.00%	3.29%
2003	253	$7.91	2,000	0.08	0.00%	32.72%
2002	88	$5.96	530	0.08	0.00%	-30.54%
2001	24	$8.58	209	(b)	0.00%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Fidelity® VIP Overseas						
2004	2,496	$10.62 to $16.26	40,032	1.14	0.00% to 0.75%	12.84% to 13.58%
2003	2,675	$9.35 to $14.41	38,294	0.72	0.00% to 0.75%	42.25% to 43.40%
2002	2,547	$6.52 to $10.13	25,636	0.78	0.00% to 0.75%	-21.23% to -20.29%
2001	2,775	$8.18 to $12.86	35,065	13.45	0.00% to 0.75%	-21.63% to -21.19%
2000	2,670	$10.38 to $16.41	43,322	(a)	(a)	(a)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

S-73

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Overseas SC						
2004	311	$9.87	$ 3,069	0.81 %	0.00%	13.45%
2003	189	$8.70	1,641	0.45	0.00%	43.09%
2002	93	$6.08	568	0.34	0.00%	-20.32%
2001	19	$7.63	151	(b)	0.00%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Bond						
2004	727	$11.84 to $12.09	8,705	8.27	0.00% to 0.75%	4.04% to 4.95%
2003	505	$11.38 to $11.52	5,775	1.88	0.00% to 0.75%	5.57% to 6.27%
2002	235	$10.78 to $10.84	2,539	(c)	0.00% to 0.75%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Liquid Assets						
2004	5,783	$10.04	58,056	1.79	0.75%	0%
2003	1,827	$11.49	20,993	0.78	0.00%	0.70%
2002	1,780	$11.41	20,314	1.47	0.00%	1.42%
2001	696	$11.25	7,832	3.74	0.00%	3.88%
2000	184	$10.83	1,992	(a)	(a)	(a)
ING JP Morgan Small Cap Equity						
2004	1,842	$12.03 to $12.09	22,159	(e)	0.00% to 0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING Stock Index						
2004	20,039	$11.00 to $11.05	220,550	(e)	0.00% to 0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Legg Mason Value						
2004	146	$11.36 to $11.42	$ 1,660	(e) %	0.00% to 0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING Mercury Focus Value						
2004	2,532	$10.99 to $11.04	27,830	(e)	0.00% to 0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Equity Growth						
2004	440	$10.68 to $10.73	4,704	(e)	0.00% to 0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING Hard Assets						
2004	96	$13.99 to $16.36	1,428	1.75	0.00% to 0.75%	5.89% to 6.71%
2003	4	$13.11 to $15.45	61	(d)	0.00% to 0.75%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING Limited Maturity Bond						
2004	103	$13.26	1,365	7.76	0.00%	1.38%
2003	36	$13.08	465	1.26	0.00%	2.83%
2002	26	$12.72	329	0.23	0.00%	7.25%
2001	4,610	$11.86	54,671	16.29	0.00%	8.91%
2000	80	$10.89	877	(a)	(a)	(a)

S-75

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Liquid Assets SC						
2004	1,794	$11.60	$ 20,814	(e)	0.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING Marsico Growth						
2004	283	$8.76 to $14.31	3,205	-	0.00% to 0.75%	11.97% to 12.89%
2003	182	$7.76 to $12.78	1,870	-	0.00% to 0.75%	32.88%
2002	1	$5.84	5	-	0.00%	-29.55%
2001	-	$8.29	4	-	0.00%	-30.28%
2000	-	$11.89	1	(a)	(a)	(a)
ING MFS Mid Cap Growth						
2004	482	$7.77 to $10.74	4,257	-	0.00% to 0.75%	14.43% to 15.36%
2003	381	$6.79 to $9.31	2,923	-	0.00% to 0.75%	38.57% to 39.58%
2002	277	$4.90 to $6.67	1,478	-	0.00% to 0.75%	-49.38% to -48.85%
2001	46	$9.68 to $13.04	465	(b)	0.00% to 0.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING MFS Total Return						
2004	223	$12.80 to $14.41	3,023	2.53	0.00% to 0.75%	10.63% to 11.45%
2003	99	$11.57 to $12.93	1,246	1.00	0.00% to 0.75%	16.91%
2002	14	$11.06	151	3.30	0.00%	-5.06%
2001	5	$11.65	53	13.37	0.00%	0.43%
2000	1	$11.60	11	(a)	(a)	(a)
ING T. Rowe Price Capital Appreciation						
2004	2,142	$15.27 to $15.71	33,001	1.32	0.00% to 0.75%	16.03% to 16.98%
2003	1,686	$13.16 to $13.43	22,308	0.73	0.00% to 0.75%	24.39% to 25.28%
2002	1,058	$10.58 to $10.72	11,222	3.65	0.00% to 0.75%	-0.19% to 0.56%
2001	369	$10.60 to $10.66	3,909	9.39	0.00% to 0.75%	-
2000	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Equity Income						
2004	735	$13.48 to $14.50	$ 10,480	1.45 %	0.00% to 0.75%	14.17% to 15.12%
2003	220	$11.71 to $12.70	2,734	0.85	0.00% to 0.75%	25.37%
2002	11	$9.34	99	4.45	0%	-13.20%
2001	1	$10.76	6	(b)	0%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Mid Cap Value						
2004	402	$15.27 to $15.47	6,176	0.46	0.00% to 0.75%	19.95% to 20.86%
2003	89	$12.73 to $12.80	1,139	(d)	0.00% to 0.75%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING PIMCO Total Return						
2004	588	$10.60 to $10.73	6,250	-	0.00% to 0.75%	3.82% to 4.58%
2003	576	$10.21 to $10.26	5,884	(d)	0.00% to 0.75%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING Salomon Brothers Aggressive Growth						
2004	16	$13.90 to $14.08	226	-	0.00% to 0.75%	8.85% to 9.74%
2003	10	$12.77 to $12.83	123	-	0.00% to 0.75%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING Salomon Brothers Investors						
2004	66	$14.25 to $14.43	942	1.27	0.00% to 0.75%	9.45% to 10.24%
2003	12	$13.02 to $13.09	161	(d)	0.00% to 0.75%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Comstock						
2004	653	$12.50 to $12.76	$ 8,237	- %	0.00% to 0.75%	15.96% to 16.96%
2003	372	$10.78 to $10.91	4,034	3.47	0.00% to 0.75%	28.95% to 29.88%
2002	151	$8.36 to $8.40	1,265	(c)	0.00% to 0.75%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Van Kampen Equity and Income						
2004	80	$10.83 to $11.06	877	0.78	0.00% to 0.75%	9.95% to 10.93%
2003	14	$9.85 to $9.97	143	-	0.00% to 0.75%	26.44% to 27.33%
2002	2	$7.79 to $7.83	15	(c)	0.00% to 0.75%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Strategic Allocation Balanced Portfolio						
2004	3	$10.75 to $10.77	31	(e)	0.00% to 0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Strategic Allocation Growth Portfolio						
2004	4	$10.98 to $11.00	42	(e)	0.00% to 0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Strategic Allocation Income Portfolio						
2004	5	$10.48 to $10.50	52	(e)	0.00% to 0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus Large Cap						
2004	491	$10.92 to $11.15	$ 5,418	1.00 %	0.00% to 0.75%	9.75% to 10.62%
2003	422	$9.95 to $10.08	4,224	1.39	0.00% to 0.75%	25.16% to 26.16%
2002	49	$7.95 to $7.99	389	(c)	0.00% to 0.75%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Index Plus Mid Cap						
2004	1,067	$12.57 to $12.83	13,569	0.44	0.00% to 0.75%	15.64% to 16.53%
2003	712	$10.87 to $11.01	7,802	0.40	0.00% to 0.75%	31.44% to 32.49%
2002	385	$8.27 to $8.31	3,193	(c)	0.00% to 0.75%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Index Plus Small Cap						
2004	485	$13.39 to $13.67	6,535	0.13	0.00% to 0.75%	21.18% to 22.05%
2003	261	$11.05 to $11.20	2,906	0.17	0.00% to 0.75%	35.09% to 36.09%
2002	77	$8.18 to $8.23	630	(c)	0.00% to 0.75%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP MagnaCap						
2004	175	$10.51 to $10.81	1,851	1.53	0.00% to 0.75%	8.24% to 8.97%
2003	131	$9.71 to $9.92	1,281	1.21	0.00% to 0.75%	29.99% to 31.04%
2002	137	$7.47 to $7.57	1,026	1.31	0.00% to 0.75%	-23.46% to -22.76%
2001	21	$9.76 to $9.80	202	(b)	0.00% to 0.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING VP MidCap Opportunities						
2004	242	$10.09 to $10.38	2,482	-	0.00% to 0.75%	10.64% to 11.49%
2003	152	$9.12 to $9.31	1,404	-	0.00% to 0.75%	35.71% to 36.71%
2002	128	$6.72 to $6.81	868	-	0.00% to 0.75%	-26.80% to -25.82%
2001	32	$9.18	294	(b)	0.00% to 0.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP SmallCap Opportunities						
2004	447	$8.16 to $8.39	$ 3,678	- %	0.00% to 0.75%	9.38% to 10.10%
2003	365	$7.46 to $7.62	2,743	-	0.00% to 0.75%	37.64% to 38.80%
2002	238	$5.42 to $5.49	1,297	-	0.00% to 0.75%	-44.07% to -43.63%
2001	75	$9.69 to $9.74	730	(b)	0.00% to 0.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Janus Aspen International Growth						
2004	937	$7.66 to $7.91	7,268	0.79	0.00% to 0.75%	17.85% to 18.77%
2003	1,050	$6.50 to $6.66	6,883	1.07	0.00% to 0.75%	33.47% to 34.55%
2002	917	$4.87 to $4.95	4,484	0.64	0.00% to 0.75%	-26.10% to -25.79%
2001	780	$6.59 to $6.67	5,140	0.87	0.00% to 0.75%	-24.17% to -23.42%
2000	48	$8.69 to $8.71	421	(a)	(a)	(a)
Janus Aspen Mid Cap Growth						
2004	634	$4.69 to $4.84	2,988	-	0.00% to 0.75%	19.64% to 20.40%
2003	560	$3.92 to $4.02	2,203	-	0.00% to 0.75%	33.79% to 34.90%
2002	525	$2.93 to $2.98	1,539	-	0.00% to 0.75%	-28.71% to -28.19%
2001	452	$4.11 to $4.15	1,858	-	0.00% to 0.75%	-40.00% to -39.50%
2000	77	$6.85 to $6.86	526	(a)	(a)	(a)
Janus Aspen Worldwide Growth						
2004	544	$6.27 to $6.47	3,449	0.85	0.00% to 0.75%	3.81% to 4.52%
2003	626	$6.04 to $6.19	3,806	0.92	0.00% to 0.75%	22.76% to 23.55%
2002	731	$4.92 to $5.01	3,609	0.66	0.00% to 0.75%	-26.35% to -25.67%
2001	484	$6.68 to $6.74	3,325	0.37	0.00% to 0.75%	-23.13% to -22.62%
2000	37	$8.69 to $8.71	319	(a)	(a)	(a)
Brandes International Equity						
2004	806	$14.36 to $14.77	11,581	1.20	0.00% to 0.75%	23.05% to 24.01%
2003	713	$11.67 to $11.91	8,330	1.05	0.00% to 0.75%	46.42% to 47.40%
2002	722	$7.97 to $8.08	5,757	6.53	0.00% to 0.75%	-15.93% to -15.30%
2001	200	$9.48 to $9.54	1,895	(b)	0.00% to 0.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)

S-79

S-80

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Business Opportunity Value						
2004	163	$11.89 to $12.14	$ 1,943	0.66 %	0.00% to 0.75%	21.70% to 22.63%
2003	113	$9.77 to $9.90	1,103	1.07	0.00% to 0.75%	28.72% to 29.58%
2002	26	$7.59 to $7.64	200	(c)	0.00% to 0.75%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
Frontier Capital Appreciation						
2004	521	$13.09 to $13.47	6,826	-	0.00% to 0.75%	8.54% to 9.33%
2003	491	$12.06 to $12.32	5,926	-	0.00% to 0.75%	54.62% to 55.95%
2002	435	$7.80 to $7.90	3,390	-	0.00% to 0.75%	-25.79% to -25.26%
2001	164	$10.51 to $10.57	1,727	(b)	0.00% to 0.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Turner Core Growth						
2004	259	$10.21 to $10.50	2,652	0.29	0.00% to 0.75%	10.38% to 11.23%
2003	166	$9.25 to $9.44	1,538	0.28	0.00% to 0.75%	33.67% to 34.47%
2002	89	$6.92 to $7.02	619	0.28	0.00% to 0.75%	-27.08% to -26.49%
2001	31	$9.49 to $9.55	296	(b)	0.00% to 0.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Neuberger Berman AMT Growth						
2004	762	$8.96 to $18.81	13,491	-	0.00% to 0.75%	15.68% to 16.67%
2003	906	$7.68 to $16.26	14,408	-	0.00% to 0.75%	30.39% to 31.28%
2002	788	$5.85 to $12.47	9,722	-	0.00% to 0.75%	-31.93% to -31.18%
2001	716	$8.50 to $18.32	13,020	50.01	0.00% to 0.75%	-30.66%
2000	755	$26.42	19,945	(a)	(a)	(a)
Neuberger Berman AMT Limited Maturity Bond						
2004	1,916	$11.51 to $15.32	27,815	3.39	0.00% to 0.75%	0.00% to 0.79%
2003	2,092	$11.42 to $15.32	30,686	4.65	0.00% to 0.75%	1.66% to 2.42%
2002	2,229	$11.15 to $15.07	32,704	4.04	0.00% to 0.75%	4.44% to 5.39%
2001	1,603	$10.58 to $14.43	22,975	5.37	0.00% to 0.75%	8.01%
2000	1,085	$13.36	14,494	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pioneer Mid-Cap Value VCT						
2004	1,157	$13.97 to $14.26	$ 16,219	0.34 %	0.00% to 0.75%	21.27% to 22.19%
2003	616	$11.52 to $11.67	7,115	0.15	0.00% to 0.75%	36.33% to 37.46%
2002	102	$8.45 to $8.49	864	(c)	0.00% to 0.75%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
Pioneer Small Cap Value VCT						
2004	428	$12.70 to $12.96	5,468	-	0.00% to 0.75%	19.25% to 20.11%
2003	229	$10.65 to $10.79	2,455	-	0.00% to 0.75%	34.47% to 35.55%
2002	96	$7.92 to $7.96	760	(c)	0.00% to 0.75%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
Putnam VT Growth and Income						
2004	643	$11.02 to $11.34	7,148	1.33	0.00% to 0.75%	10.20% to 11.07%
2003	527	$10.00 to $10.21	5,300	1.85	0.00% to 0.75%	26.58% to 27.47%
2002	658	$7.90 to $8.01	5,213	1.82	0.00% to 0.75%	-19.63% to -19.01%
2001	344	$9.83 to $9.89	3,383	(b)	0.00% to 0.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Putnam VT New Opportunities						
2004	336	$9.48 to $9.76	3,195	-	0.00% to 0.75%	9.47% to 10.41%
2003	89	$8.66 to $8.84	776	-	0.00% to 0.75%	31.41% to 32.34%
2002	88	$6.59 to $6.68	579	-	0.00% to 0.75%	-31.07% to -30.49%
2001	42	$9.56 to $9.61	397	(b)	0.00% to 0.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Putnam VT Small Cap Value						
2004	1,186	$17.50 to $18.00	20,927	0.33	0.00% to 0.75%	25.27% to 26.23%
2003	1,135	$13.97 to $14.26	15,925	0.30	0.00% to 0.75%	76.39% to 79.15%
2002	1,032	$7.92 to $7.96	9,712	1.05	0.00% to 0.75%	-18.76% to -18.27%
2001	535	$11.57 to $11.66	6,191	(b)	0.00% to 0.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Putnam VT Voyager						
2004	174	$8.97 to $9.22	$ 1,574	0.20 %	0.00% to 0.75%	4.30% to 5.01%
2003	168	$8.60 to $8.78	1,455	0.37	0.00% to 0.75%	23.92% to 24.89%
2002	183	$6.94 to $7.03	1,275	0.50	0.00% to 0.75%	-27.02% to -26.54%
2001	90	$9.51 to $9.57	852	(b)	0.00% to 0.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Van Eck Worldwide Bond						
2004	355	$14.75 to $14.93	5,248	8.72	0.00% to 0.75%	8.38% to 9.14%
2003	394	$13.61 to $13.68	5,371	0.02	0.00% to 0.75%	17.23% to 18.13%
2002	329	$11.58 to $11.61	3,820	-	0.00% to 0.75%	20.81% to 21.64%
2001	127	$9.52 to $9.61	1,225	3.92	0.00% to 0.75%	-5.78% to -4.99%
2000	91	$10.02 to $10.20	931	(a)	(a)	(a)
Van Eck Worldwide Emerging Markets						
2004	994	$14.10 to $15.30	14,257	0.51	0.00% to 0.75%	24.89% to 25.93%
2003	967	$11.29 to $12.15	10,998	0.08	0.00% to 0.75%	53.19% to 54.19%
2002	777	$7.37 to $7.88	5,740	0.17	0.00% to 0.75%	-3.67% to -2.96%
2001	588	$7.65 to $8.12	4,516	-	0.00% to 0.75%	-2.55% to -1.81%
2000	579	$7.85 to $8.27	4,562	(a)	(a)	(a)
Van Eck Worldwide Hard Assets						
2004	514	$15.58 to $16.34	8,359	0.39	0.00% to 0.75%	23.04% to 23.95%
2003	545	$12.57 to $13.28	7,224	0.34	0.00% to 0.75%	44.03% to 45.15%
2002	233	$8.66 to $9.22	2,148	0.62	0.00% to 0.75%	-3.66% to -2.81%
2001	181	$8.91 to $9.57	1,727	1.15	0.00% to 0.75%	-11.06%
2000	215	$10.76	2,313	(a)	(a)	(a)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Van Eck Worldwide Real Estate						
2004	614	$17.83 to $20.22	$ 11,291	1.26 %	0.00% to 0.75%	35.18% to 36.25%
2003	493	$13.19 to $14.84	6,614	1.90	0.00% to 0.75%	33.50% to 34.42%
2002	490	$9.88 to $11.04	4,886	2.47	0.00% to 0.75%	-5.18% to -4.42%
2001	271	$10.42 to $11.55	2,826	1.98	0.00% to 0.75%	4.51% to 5.29%
2000	131	$9.97 to $10.97	1,312	(a)	(a)	(a)

(a)   Not provided for 2000.
(b)   As investment Division was not available until 2001, this data is not meaningful and is therefore not presented.
(c)   As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.
(d)   As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.
(e)   As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

FINANCIAL STATEMENTS — STATUTORY BASIS

Security Life of Denver Insurance Company

Years ended December 31, 2004 and 2003

with Report of Independent Registered Public Accounting Firm

SECURITY LIFE OF DENVER INSURANCE COMPANY
Financial Statements – Statutory Basis
Years ended December 31, 2004 and 2003

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory-basis balance sheets of Security Life of Denver Insurance Company (the "Company," and a wholly-owned direct subsidiary of ING America Insurance Holdings, Inc.), as of December 31, 2004 and 2003, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance"), which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles and the effect on the accompanying financial statements are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Security Life of Denver Insurance Company at December 31, 2004 and 2003, or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

Atlanta, Georgia
April 5, 2005

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

| | December 31 | |
	2004	2003
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	$ 13,129,384	$ 14,355,051
Preferred stocks	20,325	12,520
Common stocks	75,063	78,197
Subsidiaries	83,962	76,187
Mortgage loans	3,283,563	3,360,613
Real estate, less accumulated depreciation (2004 - $13,992; 2003 - $13,109)	32,276	31,971
Contract loans	1,155,638	1,157,009
Other invested assets	108,293	185,527
Cash and short-term investments	842,029	436,834
Total cash and invested assets	18,730,533	19,693,909
Deferred and uncollected premiums, less loading (2004 - $2,265; 2003 - $2,612)	20,824	7,558
Accrued investment income	220,667	258,958
Reinsurance balances recoverable	41,464	150,699
Data processing equipment, less accumulated depreciation (2004 - $3,550; 2003 - $3,838)	-	31
Indebtedness from related parties	19	14
Federal income tax recoverable (including $69,896 and $80,920 net deferred tax assets at December 31, 2004 and 2003, respectively)	134,989	80,920
Separate account assets	1,974,914	1,830,315
Other assets	26,612	13,886
Total admitted assets	$ 21,150,022	$ 22,036,290

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

| | December 31 | |
	2004	2003
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 10,202,000	$ 10,329,461
Accident and health reserves	1,250	8
Deposit type contracts	6,336,731	7,351,074
Policyholders' funds	6,243	6,523
Dividends payable	2,215	3,993
Unpaid claims	20,128	219,525
Total policy and contract liabilities	16,568,567	17,910,584
Interest maintenance reserve	44,548	43,943
Accounts payable and accrued expenses	148,441	138,470
Reinsurance balances due	594,695	412,454
Federal income tax payable	-	2,426
Indebtedness to related parties	11,058	50,688
Contingency reserve	47,131	25,047
Asset valuation reserve	140,272	112,792
Borrowed money	553,620	378,274
Other liabilities	9,899	113,886
Separate account liabilities	1,962,045	1,811,812
Total liabilities	20,080,276	21,000,376
Capital and surplus:		
Common stock: $20,000 par value; authorized 149 shares;		
issued and outstanding 144 shares	2,880	2,880
Surplus notes	165,032	165,032
Paid-in and contributed surplus	934,778	934,778
Unassigned deficit	(32,944)	(66,776)
Total capital and surplus	1,069,746	1,035,914
Total liabilities and capital and surplus	$ 21,150,022	$ 22,036,290

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Operations – Statutory Basis

	Year ended December 31	
	2004	**2003**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 1,259,922	$ 1,518,182
Policy proceeds and dividends left on deposit	84	51
Net investment income	842,988	879,482
Amortization of interest maintenance reserve	(12,135)	(10,375)
Commissions, expense allowances and reserve adjustments		
on reinsurance ceded	163,916	274,876
Other income	122,606	97,955
Total premiums and other revenues	2,377,381	2,760,171
Benefits paid or provided:		
Death benefits	340,989	556,608
Annuity benefits	14,153	14,673
Surrender benefits	1,017,837	1,384,450
Interest on policy or contract funds	289,995	234,620
Accident and health benefits	553	(63)
Other benefits	8,081	542
Change in life, annuity, and accident and health reserves	(20,627)	(134,488)
Net transfers to separate accounts	92,380	59,513
Total benefits paid or provided	1,743,361	2,115,855
Insurance expenses:		
Commissions	480,700	405,142
General expenses	176,702	158,161
Insurance taxes, licenses and fees, excluding federal income taxes	27,687	31,896
Miscellaneous deductions	43,206	2,260
Total insurance expenses	728,295	597,459
(Loss) gain from operations before policyholder dividends,		
federal income taxes and net realized capital losses	(94,275)	46,857
Dividends to policyholders	1,253	2,777
(Loss) gain from operations before federal income taxes and		
net realized capital losses	(95,528)	44,080
Federal income tax (benefit) expense	(143,489)	128,340
Gain (loss) from operations before net realized capital losses	47,961	(84,260)
Net realized capital losses, net of income taxes	(6,682)	(51,852)
Net income (loss)	$ 41,279	$ (136,112)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Changes in Capital and Surplus—Statutory Basis

| | Year ended December 31 | |
	2004	2003
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 2,880	$ 2,880
Surplus notes:		
Balance at beginning and end of year	165,032	165,032
Paid-in and contributed surplus:		
Balance at beginning of year	934,778	914,778
Capital contributions	-	20,000
Balance at end of year	934,778	934,778
Unassigned deficit:		
Balance at beginning of year	(66,776)	73,431
Net income (loss)	41,279	(136,112)
Change in net unrealized capital gains or losses	14,448	14,535
Change in nonadmitted assets	153,378	(63,953)
Change in liability for reinsurance in unauthorized companies	2,701	298
Change in asset valuation reserve	(27,480)	(26,911)
Change in net deferred income tax	(128,882)	73,531
Dividends to stockholder	-	(136,055)
Deferred gain on reinsurance transaction	-	134,460
Amortization of deferred gain on reinsurance transaction	(20,174)	-
Change in additional minimum pension liability	(1,438)	-
Balance at end of year	(32,944)	(66,776)
Total capital and surplus	$ 1,069,746	$ 1,035,914

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Cash Flows—Statutory Basis

| | Year ended December 31 | |
	2004	2003
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other		
considerations received, net of reinsurance paid	$ 1,684,579	$ 1,666,208
Net investment income received	1,043,665	1,090,158
Commission, expenses and other miscellaneous expenses paid	(707,222)	(564,437)
Benefits paid	(2,986,209)	(1,567,613)
Net transfers (to) from separate accounts	(174,122)	19,093
Dividends paid to policyholders	(3,031)	(2,667)
Federal income taxes received (paid)	48,363	(116,165)
Other revenues received	391,696	451,807
Net cash (used in) provided by operations	(702,281)	976,384
Investment activities		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	11,949,069	12,745,682
Stocks	21,367	10,286
Mortgage loans	621,265	587,575
Real estate	5,859	1,375
Other invested assets	15,052	12,737
Net (loss) gain on cash and short term investments	(28,892)	9,607
Miscellaneous proceeds	64,236	61,278
Net proceeds from sales, maturities, or repayments of investments	12,647,956	13,428,540
Cost of investments acquired:		
Bonds	10,825,302	13,767,690
Stocks	26,821	3,954
Mortgage loans	544,499	667,541
Real estate	4,550	-
Other invested assets	16,079	15,702
Miscellaneous applications	55,191	41,338
Total cost of investments acquired	11,472,442	14,496,225
Net change in contract loans	1,371	(19,498)
Net cash provided by (used in) investment activities	1,176,885	(1,087,183)
Financing and miscellaneous activities		
Cash (used in) provided by:		
Capital and surplus paid-in	-	30,620
Borrowed money received	175,339	17,789
Net deposits on deposit-type contract funds	42,734	50,604
Dividends to stockholders	-	(224,755)
Other (uses) sources	(287,482)	228,863
Net cash (used in) provided by financing and miscellaneous activities	(69,409)	103,121
Net change in cash and short-term investments	405,195	(7,678)
Cash and short-term investments		
Beginning of year	436,834	444,512
End of year	$ 842,029	$ 436,834

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements − Statutory Basis

1.   **Nature of Operations and Significant Accounting Policies**

Security Life of Denver Insurance Company (the "Company") is domiciled in Colorado and is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in The Netherlands. The Company focuses on three markets: the advanced market, reinsurance to other insurers, and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate-owned life insurance. These products include traditional life, interest-sensitive life, universal life, and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Puerto Rico and the U.S. Virgin Islands. In the reinsurance market, the Company offers financial security to clients through a mix of total risk management and traditional life insurance services. In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and trust notes to institutional buyers.

An affiliate, Southland Life Insurance Company ("Southland"), merged with and into the Company on October 1, 2004. The transaction was approved by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance") and was accounted for as a statutory merger. No consideration was paid and no common stock was issued in exchange for all of the common shares of Southland. The accompanying financial statements have been restated as though the merger took place prior to all periods presented. Pre-merger separate company revenue, net income (loss) and other surplus adjustments for the nine months ended September 30, 2004 were $1,803,240,000, $130,837,000 and $1,002,921,000, respectively, for the Company and $305,811,000, $45,812,000 and $181,174,000, respectively, for Southland.

On October 17, 2004, the Company and its Bermuda-based affiliate, Security Life of Denver International ("SLDI"), signed an Asset Purchase Agreement with Scottish Re Group Limited and Scottish RE (U.S.), Inc. (collectively, "Scottish Re"); additionally, Scottish Re Life (Bermuda) Limited ("Scottish Bermuda"), a wholly-owned subsidiary of Scottish Re formed under the law of Bermuda, also signed the Asset Purchase Agreement upon its formation. Pursuant to the Asset Purchase Agreement and reinsurance agreements entered into in connection therewith, the Company and SLDI reinsured their individual life reinsurance business (and sold certain systems and operating assets used in the individual life reinsurance business) to Scottish Re and Scottish Bermuda on a 100% coinsurance basis. The transaction closed on December 31, 2004, and the Company paid a ceding commission of approximately $560 million and transferred assets backing reserves and miscellaneous other liabilities on the individual life reinsurance to Scottish Re and Scottish Bermuda. The ceding commission (net of taxes), along with other reserve assets, will be held in trust for the benefit of the Company and SLDI to secure Scottish Re's and Scottish Bermuda's obligations as reinsurer on the acquired business.

ING AIH remains obligated to maintain collateral for certain reserve requirements of the business transferred from SLDI for the duration of such reserve requirements or until underlying reinsurance contracts are novated to Scottish Re or until Scottish Re puts into place its own collateral for such reserve requirements. The ceding commission will be released from trust based upon a predetermined schedule or upon the earlier release of ING AIH collateral obligations.

As of, and for the twelve months ended December 31, 2004, the financial impacts to the Company are a reduction in invested assets of $472 million, a reduction in capital and surplus of $116 million, and a reduction in net income of approximately $116 million.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance, which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re–evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book value. The asset is then written down to fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus (deficit) rather than income as would be required under GAAP.

Statement of Statutory Accounting Principles ("SSAP") No. 31, *Derivative Instruments* applies to derivative transactions prior to January 1, 2003. The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments* for derivative transactions entered into or modified on or after January 1, 2003. Under this guidance, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value, and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus (deficit) along with adjustment for federal income taxes.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned deficit.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates, and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral or interest maintenance reserve ("IMR") is reported as a component of other liabilities in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus (deficit), rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium–paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due.   Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.   In deposit accounting, premiums are credited to an appropriate policy reserve account, without recognizing premium through income.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus (deficit). Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life the business for GAAP purposes. For statutory, such amounts are recognized immediately in income, with gains reported as a separate component of surplus.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non–operating software, past–due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus (deficit).

Employee Benefits: For purposes of calculating the Company's pension and postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Polici*es: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset.   Any deferred tax assets not covered under the formula are non–admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Surplus Notes: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the notes.

Statements of Cash Flows: Cash and short–term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP: The effects of the preceding variances from GAAP on the accompanying statutory-basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments are stated at values prescribed by the NAIC, as follows:

  Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the SVO.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus (deficit) along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

The Company uses derivatives such as interest rate swaps, caps and floors as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

The derivatives are reported in a manner that is consistent with the hedged asset or liability. All effective derivatives are reported at amortized cost. Upon termination of a derivative that qualified for hedge accounting, the gain or loss is deferred in IMR or adjusts the basis of the hedged item.

The Company's insurance subsidiaries are reported at their underlying statutory-basis net assets plus the admitted portion of goodwill, and the Company's noninsurance subsidiary is reported at the GAAP basis of its net assets. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Contract loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost, and other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight–line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 95% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short–term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee.

Residual collateralized mortgage obligations, which are included in other invested assets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are determined using the first-in first-out method.

Cash on hand includes cash equivalents. Cash equivalents are short–term investments that are both readily convertible to cash and have an original maturity date of three months or less. Short–term investments are carried at amortized cost, which approximates market value.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.0% to 11.3%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Data Processing Equipment

Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight–line basis over the estimated useful life of the asset.

Participating Insurance

Participating business approximates less than 1.0% of the Company's ordinary life insurance in force and 0.8% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Policyholder dividends of $1,253,000 and $2,777,000 were paid in 2004 and 2003, respectively.

Pension Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2004	**2003**
	(In Thousands)	
Contract loans	$ 203	$ 203
Deferred federal income taxes	171,861	290,383
Debit suspense	-	7,220
Agents' debit balances	1,839	6,463
Furniture and equipment	306	1,555
Deferred and uncollected premium	672	872
Non-operating software asset in progress	-	11,582
Other	2,351	12,332
Total nonadmitted assets	$ 177,232	$ 330,610

Changes in nonadmitted assets are generally reported directly in unassigned surplus (deficit) as an increase or decrease in nonadmitted assets. Certain changes are reported directly in unassigned surplus (deficit) as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2004. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2004.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments with a maturity of less than one year at date of acquisition.

Separate Accounts

More than half of the separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets of these accounts are carried at fair value.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying financial statements. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $20.8 million and $16.9 million at December 31, 2004 and 2003, respectively.

Reclassifications

Certain prior year amounts in the Company's statutory-basis financial statements have been reclassified to conform to the 2004 financial statement presentation.

2.   Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the State of Colorado. The Colorado Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Colorado Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Colorado. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of Insurance. As of December 31, 2004 and 2003, the Company had no such permitted accounting practices.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

3. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2004:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 94,988	$ 5,430	$ 211	$ 100,207
States, municipalities, and political subdivisions	6,152	478	79	6,551
Foreign government	264,256	27,811	762	291,305
Foreign other	1,861,037	96,613	6,772	1,950,878
Public utilities securities	1,091,894	60,653	3,083	1,149,464
Corporate securities	4,694,821	226,827	10,995	4,910,653
Residential mortgage-backed securities	3,866,854	45,944	68,088	3,844,710
Commercial mortgage-backed securities	410,176	16,123	1,648	424,651
Other asset-backed securities	840,155	12,881	30,717	822,319
Total bonds	13,130,333	492,760	122,355	13,500,738
Preferred stocks	20,325	348	2,392	18,281
Common stocks	73,293	1,782	12	75,063
Total equity securities	93,618	2,130	2,404	93,344
Total	$ 13,223,951	$ 494,890	$ 124,759	$ 13,594,082

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2003:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 67,153	$ 5,688	$ 220	$ 72,621
States, municipalities, and political subdivisions	6,734	190	161	6,763
Foreign government	292,962	26,846	2,237	317,571
Foreign other	1,736,130	99,965	13,903	1,822,192
Public utilities securities	1,246,494	75,325	5,969	1,315,850
Corporate securities	5,468,005	281,215	27,156	5,722,064
Residential mortgage-backed securities	4,292,587	70,281	61,563	4,301,305
Commercial mortgage-backed securities	296,227	18,464	3,197	311,494
Other asset-backed securities	960,402	12,790	46,086	927,106
Total bonds	14,366,694	590,764	160,492	14,796,966
Preferred stocks	12,520	-	2,832	9,688
Common stocks	74,981	3,228	12	78,197
Total equity securities	87,501	3,228	2,844	87,885
Total	$ 14,454,195	$ 593,992	$ 163,336	$ 14,884,851

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31	
	2004	2003
	(In Thousands)	
Amortized cost	$ 13,130,333	$ 14,366,694
Less: nonadmitted bonds	(949)	(11,643)
Carrying value	$ 13,129,384	$ 14,355,051

As of December 31, 2004, the aggregate market value of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 months below cost	More than 6 months and less than 12 months below cost	More than 12 months below cost	Total
		(In Thousands)		
Fair value	$ 1,738,913	$ 726,727	$ 664,598	$ 3,130,238
Unrealized loss	36,297	18,324	67,734	122,355

Of the unrealized losses less than 6 months in duration of $36 million as of December 31, 2004, $31 million related to securities under the guidance prescribed by *SSAP No. 43 Loan-backed and Structured Securities*. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the carrying amount was $1.3 billion. The remaining unrealized losses of $5 million are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected.

Of the losses more than 6 months and less than 12 months in duration of $18 million as of December 31, 2004, $15 million related to securities reviewed for impairment under the guidance prescribed by SSAP No. 43. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the carrying amount was $619 million. The remaining unrealized losses of $3 million are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected.

Of the losses more than 12 months in duration of $68 million as of December 31, 2004, $63 million related to securities reviewed for impairment under the guidance prescribed by SSAP No. 43. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the carrying amount was $617 million. The remaining unrealized losses of $5 million are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected.

The amortized cost and fair value of investments in bonds at December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
Maturity:		
Due in 1 year or less	$ 581,684	$ 590,819
Due after 1 year through 5 years	2,674,495	2,771,586
Due after 5 years through 10 years	2,500,304	2,649,013
Due after 10 years	2,256,665	2,397,640
	8,013,148	8,409,058
Residential mortgage-backed securities	3,866,854	3,844,710
Commercial mortgage-backed securities	410,176	424,651
Other asset-backed securities	840,155	822,319
Total	$ 13,130,333	$ 13,500,738

At December 31, 2004 and 2003, investments in certificates of deposit and bonds with an admitted asset value of $32,389,000 and $33,912,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The Company had loaned securities, which are reflected as invested assets on the balance sheets, with a market value of approximately $97,699,000 and $22,867,000, at December 31, 2004 and 2003, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $5,053,021,000 and $6,978,722,000 in 2004 and 2003, respectively. Gross gains of $87,294,000 and $125,995,000 and gross losses of $30,901,000 and $39,944,000 during 2004 and 2003, respectively, were realized on those sales. A portion of the gains and losses realized in 2004 and 2003 has been deferred to future periods in the IMR.

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows:

	Year ended December 31	
	2004	2003
	(In Thousands)	
Realized capital gains (losses)	$ 8,849	$ (7,000)
Less amount transferred to IMR (net of related taxes of $5,262 in 2004 and $11,083 in 2003)	(9,772)	(20,583)
Less federal income taxes on realized capital gains	(5,759)	(24,269)
Net realized capital losses	$ (6,682)	$ (51,852)

In the course of the Company's asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on the investment portfolio or to manage interest rate risk.

The table below summarizes the number of transactions, book value, and gain/loss of the Company's financial instruments with securities sold and reacquired within 30 days of the sale date:

Bonds	Number of Transactions	Book Value	Cost of Securities Repurchased	Gain
NAIC 3	59	$ 56,004,355	$ 60,993,989	$ 17,797
NAIC 4	25	15,069,163	15,069,163	-
NAIC 5	1	2,879,593	2,879,593	-
NAIC 6	14	12,148,796	11,628,142	-

Major categories of net investment income are summarized as follows:

	Year ended December 31	
	2004	2003
	(In Thousands)	
Income:		
Equity securities-unaffiliated	$ 5,489	$ 8,330
Bonds	808,164	810,205
Mortgage loans	214,055	215,254
Contract loans	64,798	75,109
Real estate	3,875	4,698
Derivative investments	(164,692)	(175,836)
Other	(2,454)	10,043
Total investment income	929,235	947,803
Investment expenses	(86,247)	(68,321)
Net investment income	$ 842,988	$ 879,482

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short-term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $438,404,000 and $255,715,000 at December 31, 2004 and 2003, respectively. The securities, underlying these agreements are mortgage-backed securities with a book value of $436,748,000 and $253,499,000 and fair value of $439,179,000 and $256,420,000 at December 31, 2004 and 2003, respectively. At December 31, 2004, the securities had a weighted average coupon rate of 5.5% and had maturities ranging from December 2019 through December 2034. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2004. The Company believes that the counterparties to the reverse dollar repurchase agreements are financially responsible and that counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreements call for payment of interest at a rate of 1.45%. The agreements mature prior to the end of January 2005. As of December 31, 2004 and 2003, the amount outstanding on these agreements was $115,200,000 and $36,200,000, respectively, and was included in borrowed money on the balance sheets. The securities underlying these agreements are mortgage-backed securities with a book value of $114,807,000 and $36,500,000 and fair value of $115,135,000 and $36,854,000 at December 31, 2004 and 2003, respectively.

The securities have a weighted average coupon rate of 5.1% and have maturities ranging from October 2015 through January 2035.

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB"). As a member of the FHLB, the Company has issued non–putable funding agreements with the FHLB. Assets with a book value of $1,348,717,000 collateralize these agreements. The reserves on these agreements were $1,161,216,000 at December 31, 2004.

The maximum and minimum lending rates for long–term mortgage loans during 2004 were 6.58% and 3.35%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 75.5% on commercial properties. As of December 31, 2004, the Company held no mortgages with interest more than 180 days overdue. Total interest on past due mortgages was $88,027 and $90,467 as of December 31, 2004 and 2003, respectively.

4.   Derivative Financial Instruments Held for Purposes Other than Trading

The Company only uses derivatives for hedging purposes by entering into derivatives such as swaps, caps, floors, and options to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. The Company's hedge accounting practices are in accordance with the requirements set in SSAP No. 86.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other invested assets on the balance sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination. Changes in the fair value of effective hedge derivatives are recorded as investment income. Changes in the fair value of ineffective hedge derivatives are recorded as unrealized gains and losses in surplus. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as unrealized gains and losses. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2004 and 2003:

	Notional Amount		Carrying Value		Fair Value
			(In Thousands)		
December 31, 2004					
Swaps	$	9,245,973	$	(1,433)	$	(119,788)
Caps owned		195,100		2,132		263
Options owned		40,000		1,032		1,032
Total derivatives	$	9,481,073	$	1,731	$	(118,493)
December 31, 2003					
Swaps	$	9,977,615	$	5,533	$	(233,030)
Caps owned		525,151		4,498		747
Options owned		42,000		4,025		4,025
Total derivatives	$	10,544,766	$	14,056	$	(228,258)

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

5. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $894,302,000 and $1,011,304,000 and an aggregate market value of $935,881,000 and $1,050,506,000 at December 31, 2004 and 2003, respectively. Those holdings amounted to 6.8% of the Company's investments in bonds and 4.7% of total admitted assets at December 31, 2004. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $258,641,000 and $320,363,000 with an aggregate NAIC market value of $263,535,000 and $322,460,000 at December 31, 2004 and 2003, respectively. The carrying value of these holdings amounted to 2.0% of the Company's investment in bonds and 1.3% of the Company's total admitted assets at December 31, 2004.

At December 31, 2004, the Company's commercial mortgages involved a concentration of properties located in California (17.1%) and Florida (9.5%). The remaining commercial mortgages relate to properties located in 43 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $52,072,000.

6. Annuity Reserves

At December 31, 2004 and 2003, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(In Thousands)	
December 31, 2004		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 1,829,152	20.8 %
At book value less surrender charge	25,927	0.3
Subtotal	1,855,079	21.1
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	115,996	1.3
Not subject to discretionary withdrawal	6,823,528	77.6
Total annuity reserves and deposit fund liabilities before reinsurance	8,794,603	100.0 %
Less reinsurance ceded	-	
Net annuity reserves and deposit fund liabilities	$ 8,794,603	

	Amount	Percent
	(In Thousands)	
December 31, 2003		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 2,954,534	28.6 %
At book value less surrender charge	31,470	0.3
Subtotal	2,986,004	28.9
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	311,264	3.0
Not subject to discretionary withdrawal	7,044,158	68.1
Total annuity reserves and deposit fund liabilities		
before reinsurance	10,341,426	100.0 %
Less reinsurance ceded	11,761	
Net annuity reserves and deposit fund liabilities	$ 10,329,665	

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $1,796,631,000 at December 31, 2004. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $71,000,000 at December 31, 2004. The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts*.

7.   **Employee Benefit Plans**

Pension Plan and Postretirement Benefits

The Company sponsors non-contributory defined benefit pension plans covering United States employees. The Company also provides certain health care and life insurance benefits for retired employees.

A summary of assets, obligations and assumptions of the pension and other postretirement benefit plans are as follows:

	Pension Benefits		Other Benefits	
	2004	2003	2004	2003
	(In Thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	$ 10,159	$ 11,433	$ 6,937	$ 5,658
Service cost	-	-	535	430
Interest cost	606	752	420	359
Contribution by plan participants	-	-	395	367
Actuarial gain (loss)	7,222	(1,002)	(1,281)	926
Benefits paid	(1,046)	(1,024)	(773)	(804)
Plan amendments	(3)	-	-	-
Business combinations	-	-	175	-
Benefit obligation at end of year	$ 16,938	$ 10,159	$ 6,408	$ 6,937
Change in plan assets				
Fair value of plan assets at beginning of year	$ -	$ -	$ -	$ -
Employer contribution	1,046	1,024	378	437
Plan participants' contributions	-	-	395	367
Benefits paid	(1,046)	(1,024)	(773)	(804)
Fair value of plan assets at end of year	$ -	$ -	$ -	$ -

	Pension Benefits		Other Benefits	
	2004	**2003**	**2004**	**2003**
	(In Thousands)			
Funded status	$ (16,938)	$ (10,159)	$ (6,408)	$ (6,937)
Unamortizated prior service credit	(369)	(402)	(1,532)	(1,971)
Unrecognized net gain/(loss)	3,929	(3,667)	(1,406)	27
Remaining net obligation	10,314	10,959	-	-
Net amount recorded	$ (3,064)	$ (3,269)	$ (9,346)	$ (8,881)
Components of net periodic benefit cost				
Service cost	$ -	$ -	$ 535	$ 430
Interest cost	606	752	-	359
Amortization of unrecognized transition obligation or transition asset	645	645	-	-
Amount of recognized gains and losses	(373)	(208)	(24)	(64)
Amount of prior service cost recognized	(36)	(36)	(281)	(123)
Amount of gain or loss recognized due to a settlement or curtailment	-	-	177	-
Temporary deviation cost	-	-	17	-
Total net periodic benefit cost	$ 842	$ 1,153	$ 424	$ 602
Benefit obligation for nonvested employees	$ -	$ 59	$ 626	$ 3,376

Assumptions used in determining the accounting for the supplemental employees retirement plan and other post–retirement benefit plans as of December 31, 2004 and 2003 were as follows:

	Pension Benefits		Other Benefits	
	2004	**2003**	**2004**	**2003**
Weighted-average discount rate	6.00 %	6.25 %	6.00 %	6.25 %
Rate of increase in compensation level	4.00 %	3.75 %	4.00 %	3.75 %
Expected long-term rate of return on assets	8.25 %	8.75 %	8.25 %	8.75 %

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 10%, decreasing gradually to 5% for 2009 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2004 by $74,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2004 by $71,000.

401(k) Plan

The ING Savings Plan is a defined contribution plan, which is available to substantially all employees. Participants may make contributions to the plan through salary reductions up to a maximum of $13,000 for 2004 and $12,000 for 2003. Such contributions are not currently taxable to the participants. The Company matches up to 6% of pre-tax eligible pay at 100%. Company matching contributions were $2,714,000 and $1,902,000 for 2004 and 2003, respectively.

8.   Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

The general nature and characteristics of the separate accounts business follows:

	Non-Indexed Guarantee Less than/ equal to 4%	Non-Guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2004			
Premium, consideration or deposits for the year	$ -	$ 18,109	$ 18,109
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 1,129,982	$ 1,129,982
Amortized cost	751,460	-	751,460
Total reserves	$ 751,460	$ 1,129,982	$ 1,881,442
Reserves for separate accounts by withdrawal characteristics:			
Subject to descretionary withdrawal:			
With market value adjustment	$ -	$ -	$ -
At book value without market value adjustment and with current surrender charge of 5% or more	-	515,275	515,275
At market value	-	-	-
At book value without market value adjustment and with current surrender charge less than 5%	-	614,707	614,707
Subtotal	-	1,129,982	1,129,982
Not subject to discretionary withdrawal	751,460	-	751,460
Total separate account aggregate reserves	$ 751,460	$ 1,129,982	$ 1,881,442

	Non-Indexed Guarantee Less than/ equal to 4%	Non-Guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2003			
Premium, consideration or deposits for the year	$ -	$ 183,589	$ 183,589
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 1,040,884	$ 1,040,884
Amortized cost	750,901	-	750,901
Total reserves	$ 750,901	$ 1,040,884	$ 1,791,785
Reserves for separate accounts by withdrawal characteristics:			
Subject to descretionary withdrawal:			
With market value adjustment	$ -	$ -	$ -
At book value without market value adjustment and with current surrender charge of 5% or more	-	520,938	520,938
At market value	-	-	-
At book value without market value adjustment and with current surrender charge less than 5%	-	519,946	519,946
Subtotal	-	1,040,884	1,040,884
Not subject to discretionary withdrawal	750,901	-	750,901
Total separate account aggregate reserves	$ 750,901	$ 1,040,884	$ 1,791,785

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31	
	2004	2003
	(In Thousands)	
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:		
Transfers to separate accounts	$ 215,286	$ 183,710
Transfers from separate accounts	(122,906)	(124,197)
Transfers as reported in the Statement of Operations	$ 92,380	$ 59,513

9.   **Reinsurance**

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured.   To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $1,080,056,000 and $1,008,921,000 for the years ended December 31, 2004 and 2003, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2004	2003
	(In Thousands)	
Premiums	$ 1,302,645	$ 1,204,572
Benefits paid or provided	647,397	448,297
Policy and contract liabilities at year end	4,455,875	2,810,721

During 2004 and 2003, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financing and other purposes.   These reinsurance transactions, generally known as "financial reinsurance," represent financing arrangements. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as the reinsurers recapture amounts.

10.   **Federal Income Taxes**

The Company and its subsidiaries file a consolidated federal income tax return with its parent, ING AIH, and other U.S. affiliates and subsidiaries. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

The components of the net deferred tax asset (liability) are as follows:

	December 31			
	2004		**2003**	
	(In Thousands)			
Total deferred tax assets	$	295,381	$	411,280
Total deferred tax liabilities		(53,624)		(39,977)
Net deferred tax assets		241,757		371,303
Deferred tax asset nonadmitted		(171,861)		(290,383)
Net admitted deferred tax asset	$	69,896	$	80,920
Decrease (increase) in nonadmitted asset	$	118,522	$	(55,978)

Current income taxes incurred consisted of the following major components:

	Year ended December 31			
	2004		**2003**	
	(In Thousands)			
Federal tax (benefit) expense on operations	$	(143,489)	$	128,340
Federal tax benefit on capital gains		5,759		24,269
Total current tax (benefit) expense	$	(137,730)	$	152,609

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31			
	2004		**2003**	
	(In Thousands)			
Deferred tax assets resulting from book/tax differences in:				
Deferred acquisition costs	$	123,663	$	177,349
Insurance reserves		62,983		98,914
Investments		57,621		68,338
Compensation and employee benefits		30,462		22,431
Due and deferred premium		-		13,343
Nonadmitted assets		2,690		11,376
Unrealized loss on investments		3,070		3,735
Litigation accruals		5,384		8,766
Depreciable assets		4,750		4,737
Other		4,758		2,291
Total deferred tax assets		295,381		411,280
Deferred tax assets nonadmitted		(171,861)		(290,383)
Admitted deferred tax assets		123,520		120,897
Deferred tax liabilities resulting from book/tax differences in:				
Insurance reserves		4,770		10,400
Investments		31,476		5,694
Due and deferred premiums		7,773		22,969
Other		9,605		914
Total deferred tax liabilities		53,624		39,977
Net admitted deferred tax asset	$	69,896	$	80,920

The change in net deferred income taxes is comprised of the following:

	December 31		Change
	2004	**2003**	
	(In Thousands)		
Total deferred tax assets	$ 295,381	$ 411,280	$ (115,899)
Total deferred tax liabilities	53,624	39,977	13,647
Net deferred tax asset	$ 241,757	$ 371,303	(129,546)
Remove current year change in unrealized gains			(664)
Change in net deferred income tax			(128,882)
Remove other items in surplus:			
Current year change in non-admitted assets			9,496
Additional minimum pension liability			(503)
Change in deferred taxes for rate reconciliation			$ (119,889)

The provision for federal income tax expense and change in deferred taxes differs from the amount from that which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

	Year Ended December 31, 2004
	(In Thousands)
Ordinary loss	$ (95,528)
Capital losses	(924)
Total pre-tax book loss	$ (96,452)
Provision computed at statutory rate	$ (33,758)
Reserves	7,000
Interest maintenance reserve	7,668
Dividend received deduction	(609)
Refinement of deferred tax balances	6,973
Amortization of reinsurance gain	(7,061)
Other	1,946
Total	$ (17,841)
Federal income tax benefit	$ (137,730)
Change in net deferred income taxes	119,889
Total statutory income tax benefit	$ (17,841)

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $0 and $125,116,372 from 2004 and 2003, respectively.

Under the inter-company tax sharing agreement, the Company has a receivable from ING AIH of $65,092,000 and a payable to ING AIH of $24,276,000 for federal income taxes as of December 31, 2004 and 2003, respectively.

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. The deferred income was accumulated in the Policyholders' Surplus Account. This deferred income only becomes taxable under certain conditions, which management believes to be remote. Furthermore, the American Jobs Creation Act of 2004 allows certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. Therefore, based on currently available information, no federal income taxes have been provided on the Company's Policyholders' Surplus Account accumulated balance of $60,490,000.

11. Investment in and Advances to Subsidiaries

The Company has one wholly owned insurance subsidiary at December 31, 2004, Midwestern United Life Insurance Company ("Midwestern United"). The Company also has three wholly owned noninsurance subsidiaries: First Secured Mortgage Deposit Corporation, ING America Equities, Inc. ("IAE"), and Draft Funding LLC.

IAE is a wholesale broker/dealer whose business activities consist only of the distribution of variable life and annuity contracts. IAE does not hold customer funds or securities.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2004	**2003**
	(In Thousands)	
Common stock (cost-$40,746 in 2004 and 2003)	$ 83,962	$ 76,187

Summarized financial information for these subsidiaries is as follows:

	December 31	
	2004	**2003**
	(In Thousands)	
Revenues	$ 50,200	$ 56,962
Income before net realized gains on investments	8,939	2,884
Net income	5,664	3,267
Admitted assets	261,411	258,403
Liabilities	177,449	182,216

12. **Capital and Surplus**

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1,500,000. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Colorado Division of Insurance is limited to the greater of the net gain from operations or 10% of surplus at December 31 of the preceding year.

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2004, the Company meets the RBC requirements.

The Company has two surplus notes to a related party for $65,032,000 and $100,000,000, which represent the cumulative cash draws on two $100,000,000 commitments issued by ING AIH through December 31, 2004, less principal payments. The surplus notes bear interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury bonds plus 1/4%, adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 ("Repayment Period").   The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period.

The repayment of these notes are payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level. There were no principal or interest payments in 2004 or 2003.

13. **Fair Values of Financial Instruments**

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31			
	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 13,129,384	$ 13,500,738	$ 14,355,051	$ 14,796,965
Preferred stocks	20,325	18,281	12,520	9,688
Unaffiliated common stocks	75,063	75,063	78,197	78,197
Mortgage loans	3,283,563	3,456,218	3,360,613	3,607,791
Contract loans	1,155,638	1,155,638	1,157,009	1,157,009
Derivative securities	1,731	(118,493)	14,056	(228,258)
Short-term investments	775,500	775,500	278,270	278,270
Cash	66,529	66,529	158,564	158,564
Investment in surplus notes	35,000	46,890	35,000	45,677
Indebtedness from related parties	19	19	14	14
Separate account assets	1,974,914	1,974,914	1,830,315	1,830,315
Receivable for securities	20,425	20,425	98,277	98,277
Liabilities:				
Individual and group annuities	1,665,348	1,696,346	2,184,519	2,265,574
Deposit type contract	6,336,731	6,342,498	7,351,074	8,117,203
Policyholder funds	6,243	6,243	6,523	6,523
Indebtedness to related parties	11,058	11,058	50,688	50,688
Separate account liabilities	1,962,045	1,962,045	1,811,812	1,811,812
Payable for securities	12,057	12,057	65,097	65,097

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

> *Cash and short-term investments*: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Bonds and equity securities: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 3.4% and 17.6% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2004 and 2003 is $13,684,062,000 and $14,576,839,000, respectively.

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

Investment in surplus notes: Estimated fair values in surplus notes were generated using a discounted cash flow approach. Cash flows were discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on surplus notes with similar characteristics.

Guaranteed investment contracts: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Off-balance-sheet instruments: The Company accepted additional deposits on existing synthetic guaranteed investment contracts in the amounts of $64,925,000 and $283,806,000 in 2004 and 2003, respectively, from trustees of 401(k) plans. Pursuant to the terms of these contracts, the trustees own and retain the assets related to these December 31, 2004 contracts. Such assets had a book value of $573,500,000 and

$1,086,097,000 at December 31, 2004 and 2003, respectively. Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans. Approximately 100% of the synthetic guaranteed investment contract book values are on a participating basis and have a credited interest rate reset mechanism, which passes such interest rate risk to plan participants.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

14.   Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

The Company guarantees certain contractual policy obligations of its subsidiary, Midwestern United. In the unlikely event that Midwestern United was unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations, but any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position.

Guarantee Agreement

The Company, effective January 2002, entered into a Guarantee Agreement with two other ING affiliates whereby it is jointly and severally liable for $250,000,000 obligation of SLDI. The Company's Board of Directors approved this transaction on April 25, 2002. The other two affiliated life insurers were ReliaStar Life Insurance Company and Security-Connecticut (subsequently merged into ReliaStar Life Insurance Company on October 1, 2003). The joint and several guarantees of the two insurers are capped at $250,000,000. The States of Colorado and Minnesota did not disapprove the guarantee.

Assets and liabilities, and the related revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its parent.

Information Concerning Parent, Subsidiaries and Affiliates

ING Verzekeringen N.V. ("INGV") has an agreement with the Company whereby INGV will provide up to $5 billion of liquidity upon the occurrence of a predefined trigger event to facilitate timely payment by the Company of its GIC obligations. This liquidity facility, which is not a payment guarantee and may not be relied upon by any GIC owner or any party holding a beneficial interest in a GIC, is in effect until June 30, 2005, unless sooner terminated through contractually defined events. The Company also has a reciprocal line of credit with ING AIH for the purpose of managing short-term liquidity.

Leases

The Company leases office space under various non–cancelable operating lease agreements that expire July 2009. During the years ended December 31, 2004 and 2003, rent expense totaled $660,000 and $1,823,000, respectively. At December 31, 2004, the minimum aggregate rental commitments for the upcoming five years were: 2005 – $446,000; 2006 - $213,000; 2007 - $147,000; 2008 - $10,000; 2009 - $2,000.

Certain rental commitments have renewal options extending through the year 2009 subject to adjustments in the future periods.

The Company is not involved in any material sale–leaseback transactions.

Other Commitments

As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $579,677,000 and $374,679,000 at December 31, 2004 and 2003, respectively, to provide additional capital contributions of $62,823,000 and $26,058,000 at December 31, 2004 and 2003, respectively, in partnerships reported in other invested assets on the balance sheets.

15.   Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Fund Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares, revenue sharing and directed brokerage, compensation, sales practices and suitability, arrangements with service providers, pricing, compliance and controls, and adequacy of disclosure.

In addition to responding to governmental and regulatory requests on fund regulatory issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

An affiliate of the Company, ING Funds Distributors, LLC ("IFD") has received notice from the staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigation of ING relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Other Regulatory Matters

The New York Attorney General and other regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives, potential conflicts of interest, potential anti-competitive activity, marketing practices, certain financial reinsurance arrangements, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

16. **Financing Agreements**

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 30, 2005, the Company can borrow up to $125,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to: (1) the cost of funds for the Bank for the period applicable for the advance plus 0.225% or (2) a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $0 and $9,000 for the years ended December 31, 2004 and 2003, respectively. Additionally, there were no amounts payable to the Bank at December 31, 2004 or 2003.

The Company also maintains a revolving loan agreement with Bank of New York, New York ("BONY"). Under this agreement, the Company can borrow up to $100,000,000 from BONY. Interest on any borrowing accrues at an annual rate equal to: (1) the cost of funds for BONY for the period applicable for the advance plus 0.35% or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $0 and $10,000 for the years ended December 31, 2004 and 2003, respectively. Additionally, there were no amounts payable to BONY at December 31, 2004 or 2003.

The Company borrowed $2,971,021,000 and repaid $3,057,371,000 in 2004 and borrowed $3,854,865,000 and repaid $3,768,515,000 in 2003. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $386,000 and $530,000, during 2004 and 2003, respectively.

17. **Related Party Transactions**

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING United States life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an asset management agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset/liability management services. Total fees under the agreement were approximately $58,142,000 and $55,117,000 for the years ended December 31, 2004 and 2003, respectively.

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amount paid under these agreements was $82,372,000 and $72,662,000 for the years ended December 31, 2004 and 2003, respectively.

Reciprocal Loan Agreement: The Company has entered into a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short–term cash requirements. Under this agreement, which expires July 1, 2011, the Company and ING AIH can borrow up to $606,179,000 from one another. Interest on any of the Company's borrowings is charged at the rate of ING AIH cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $386,000 and interest income of $3,302,000 for the year ended December 31, 2004. At December 31, 2004, the Company had no amounts payable to ING AIH and $194,601,000 receivable from ING AIH. The receivable is recorded in cash and short-term investments on the accompanying balance sheets.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Service Agreement with ING Financial Advisors, LLC: The Company has entered into a services agreement with ING Financial Advisors, LLC to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company.

Global Medium Term Note Program: In December 2002, the Company established a Global Medium Term Note program secured by funding agreements issued by the Company. The notes, which are offered by ING Security Life Institutional Funding, a special purpose statutory trust, are offered only to U.S. qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933 (the "Security Act") or to foreign buyers pursuant to Regulation S of the Securities Act. The program has issued notes with an aggregate outstanding principal balance of $2.3 billion as of December 31, 2004.

Assets and liabilities, along with related revenues and expenses recorded as a result of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its parent.

18.   **Guaranty Fund Assessments**

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this liability to be $4,388,000 and $2,643,000 as of December 31, 2004 and 2003, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets on the balance sheets of $3,882,000 and $619,000 as of December 31, 2004 and 2003, respectively, for future credits to premium taxes for assessments already paid.

Part C
OTHER INFORMATION

Item 26   Exhibits

(a)   (1)   Resolution of the Executive Committee of the Board of Directors of Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(b)   Not Applicable.

(c)   (1)   Security Life of Denver Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(2)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on May 10, 1999; File No. 333-72753.)

(3)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 10 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 23, 1999; File No. 33-74190.)

(4)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(5)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(6)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(7)   First Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(8)   Specimen Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(9)   Specimen Master Sales and Supervisory Agreement with Compensation Schedule. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(d)   (1)   Specimen Corporate Benefits Variable Universal Life Insurance Policy (Form No. 2505 (VUL)-3/00). (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 26, 2001; File No. 333-90577.)

(2)   Adjustable Term Insurance Rider (Form No. R2006-3/00). (Incorporated herein by reference to the Initial Registration to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 8, 1999; File No. 333-90577.)

(3)   Accelerated Death Benefit Rider. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(4) Certificate of Insurance. (Incorporated herein by reference to the Initial Registration to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 8, 1999; File No. 333-90577.)

(e) (1) Specimen Variable Life Insurance Application (Form Nos. Q-2009-11/97 and Q-1112B-6/98). (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 2000; File No. 333-90577.)

(2) Investment Feature Selection Form (Form No. V-120-00 rev. 5/1/03). (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 15, 2003; File No. 333-90577.)

(3) Investment Feature Selection Form (Form No. V-176-01 rev. 5/1/03). (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 15, 2003; File No. 333-90577.)

(4) Specimen Application for Life Insurance Fixed and Variable Products (Form No. 110945). (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(f) (1) Security Life of Denver's Restated Articles of Incorporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(2) Amendments to Articles of Incorporation through June 12, 1987. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(3) Amendments to Articles of Incorporation through November 12, 2001. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(4) Security Life of Denver's By-Laws. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(5) Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997). (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 29, 1997; File No. 33-74190.)

(g) Not Applicable.

(h) (1) Participation Agreement by and among AIM Variable Insurance Funds, Inc., Life Insurance Company, on Behalf of Itself and its Separate Accounts and Name of Underwriter of Variable Contracts and Policies. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(2) Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(3) Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(4) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(5)   Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(6)   Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(7)   Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(8)   Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(9)   Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(10)   Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Investments, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(11)   Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 333-50278.)

(12)   Participation Agreement among Security Life of Denver Insurance Company, ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(13)   Participation Agreement among Security Life of Denver Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(14)   Participation Agreement among Security Life of Denver Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(15)   Participation Agreement among Security Life of Denver Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(16)   First Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Investment Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(17) Second Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(18) Assignment and Modification Agreement between Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, Advisers Managers Trust and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(19) First Amendment to Participation Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(20) First Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(21) Second Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(22) First Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(23) Second Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(24) First Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(25) Third Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(26) Third Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(27) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

333-90577

(28) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(29) Amendment No. 2 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(30) Fourth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(31) Amendment No. 3 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(32) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(33) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(34) Amendment No. 4 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(35) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(36) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(37) Fifth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(38) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(39) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(40) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(41) Addendum to Fund Participation Agreement among Security Life of Denver Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(42) Fund Participation Agreement between Janus Aspen Series and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(43) Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(44) Amendment No. 5 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(45) Amendment to Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(46) Sixth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(47) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(48) Ninth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(49) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(50) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(51) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(52) Form of Amendment to Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(53) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(54) Second Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(55) Third Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(56) Amendment No. 1 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(57) Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(58) Addendum to Alger Sales Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(59) Amendment No. 6 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(60) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(61) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(62) Seventh Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(63)   Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(64)   Amendment to Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(65)   Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(66)   Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(67)   Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(68)   Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(69)   Amendment to Participation Agreement among ING Variable Products Trust, ING Funds Distributor, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(70)   Amendment to Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(71)   Service Agreement between Fred Alger Management, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(72)   Expense Allocation Agreement between A I M Advisors, Inc., AIM Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(73)   Amendment No. 1 to Expense Allocation Agreement between AIM Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(74)   Service Agreement between INVESCO Funds Group, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(75)   First Amendment to Service Agreement between Security Life of Denver Insurance Company and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(76) Amendment to Service Agreement between Security Life of Denver Insurance Company and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(77) Service Agreement between Neuberger & Berman Management Incorporated and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(78) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(79) Side Letter between Van Eck Worldwide Insurance Trust and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(80) Distribution and Shareholder Services Agreement between Janus Distributors, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(81) Administrative and Shareholder Service Agreement between Directed Services, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(82) Administrative and Shareholder Service Agreement between ING Pilgrim Group, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(83) Amendment to Administrative and Shareholder Services Agreement between Security Life of Denver Insurance Company and ING Funds Services, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(84) Letter of Agreement between Security Life of Denver and Janus Capital Corporation. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(85) Service Agreement with Investment Advisor between ING Life Insurance and Annuity Company and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(86) Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(87) Amendment to Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(88) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(89) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(90) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(91) Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(92) Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(93) Business Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(i) Not Applicable.

(j) Not Applicable.

(k) Opinion and Consent of Counsel.

(l) Not Applicable.

(m) Not Applicable.

(n) Consent of Independent Registered Public Accounting Firm.

(o) All financial statements are included in the Statement of Additional Information, as indicated therein.

(p) Not Applicable.

(q) Not Applicable.

(r) Powers of Attorney. (Incorporated herein by reference to Item 28 in Post-Effective Amendment No. 9 to Registration Statement on Form N-6 for ReliaStar Life Insurance Company of New York Variable Life Separate Account I of ReliaStar Life Insurance Company of New York (File No. 333-47527), as filed on April 7, 2005.)

Item 27   Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
Mark A. Tullis, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	President
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
James R. Gelder, 20 Washington Avenue South, Minneapolis, MN 55401.	Senior Vice President
Thomas J. McInerney, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Chairman
Shaun P. Mathews, 151 Farmington Avenue, Hartford, CT 06156	Senior Vice President
Kathleen A. Murphy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
Catherine H. Smith, 151 Farmington Avenue, Hartford, CT 06156	Director
Jacques de Vaucleroy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Senior Vice President
David A. Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Senior Vice President and Chief Financial Officer
Roger W. Fisher, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Chief Accounting Officer
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

Item 28   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 28 in Post-Effective Amendment No. 9 to Registration Statement on Form N-6 for ReliaStar Life Insurance Company of New York Variable Life Separate Account I of ReliaStar Life Insurance Company of New York (File No. 333-47527), as filed on April 7, 2005

Item 29   Indemnification

Under its Bylaws, Sections 1 through 8, Security Life of Denver Insurance Company ("Security Life") indemnifies, to the full extent permitted by the laws of the State of Colorado, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, member of a committee appointed by the Board of Directors, officer, salaried employee, or fiduciary of Security Life or is or was serving at the request of Security Life (whether or not as a representative of Security Life) as a director, officer, employee, or fiduciary of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to in the best interest of the corporation, or at least not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Security Life pursuant to such provisions of the bylaws or statutes or otherwise, Security Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Security Life of expenses incurred or paid by a director or officer or controlling person of Security Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Security Life in connection with the securities being registered, Security Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Colorado, ING Groep N.V. maintains an umbrella insurance policy issued by an international insurer. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has an ownership control of over 50%. This would encompass Security Life, as depositor, as well as ING America Equities, Inc., as the principal underwriter. The policy provides for the following types of coverage: errors and omissions, directors and officers, employment practices, fiduciary and fidelity.

Additionally, Section 13 of the Security Life Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30   Principal Underwriters

(a)   *Other Activity.* ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York and ReliaStar Life Insurance Company.

(b)   *Management of ING America Equities, Inc.*

Name and Principal Business Address	Positions and Offices with Underwriter
Nathan E. Eshelman, 1290 Broadway, Denver, CO 80203	Director, President and Chief Executive Officer
Daniel P. Mulheran, Sr., 20 Washington Avenue South, Minneapolis, MN 55401	Director
Mark A. Smith, 2001 21st Avenue N.W., Minot, ND 58703	Director and Vice President
Anita F. Woods, 5780 Powers Ferry Road, NW, Atlanta, GA 80203	Chief Financial Officer
Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Chief Compliance Officer
Pamela S. Anson, 2001 21st Avenue N.W., Minot, ND 58703	Vice President
Dawn Peck, 5780 Powers Ferry Road, NW, Atlanta, GA 80203	Vice President, Assistant Treasurer & Assistant Secretary
Frederick C. Litow, 5780 Powers Ferry Road, NW, Atlanta, GA 80203	Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 80203	Vice President and Treasurer
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Assistant Vice President
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Eric G. Banta, 1290 Broadway, Denver, CO 80203	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1) Name of Principal Underwriter	(2) 2004 Net Underwriting Discounts and Commissions	(3) Compensation on Events Occasioning the Deduction of a Deferred Sales Load	(4) Brokerage Commissions	(5) Other Compensation*
ING America Equities, Inc.	$0	$0	$27,617,856	$2,007,869

*   Compensation shown in column 5 includes: marketing allowances.

Item 31   Location of Accounts and Records

Accounts and records are maintained by Security Life of Denver Insurance Company at 1290 Broadway, Denver, CO 80203-5699 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

Item 32   Management Services

None.

Item 33   Fee Representations

Security Life of Denver Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by Security Life of Denver Insurance Company under the policies. Security Life of Denver Insurance Company bases this representation on its assessment of such factors as the nature and extent of such services, expenses and risks, the need for the Security Life of Denver Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Security Life Separate Account L1, certifies that it meets all the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 10 to this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Hartford, and State of Connecticut on the 15th day of April, 2005.

SECURITY LIFE SEPARATE ACCOUNT L1
(Registrant)

By: SECURITY LIFE OF DENVER INSURANCE COMPANY
(Depositor)

By: /s/ Mark A. Tullis*

Mark A. Tullis
President
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 10 to this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Mark A. Tullis* Mark A. Tullis	President (principal executive officer)	
/s/ Thomas J. McInerney* Thomas J. McInerney	Director and Chairman	
/s/ Kathleen A. Murphy* Kathleen A. Murphy	Director	
/s/ Catherine H. Smith * Catherine H. Smith	Director	April 15, 2005
/s/ Jacques de Vaucleroy * Jacques de Vaucleroy	Director	
/s/ David A. Wheat* David A. Wheat	Director, Senior Vice President and Chief Financial Officer (principal financial officer)	
/s/ Roger W. Fisher* Roger W. Fisher	Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ J. Neil McMurdie

J. Neil McMurdie
* Attorney-in-Fact

SECURITY LIFE SEPARATE ACCOUNT L1
EXHIBIT INDEX

Exhibit No.	Exhibit
26(k)	Opinion and Consent of Counsel
26(n)	Consent of Independent Registered Public Accounting Firm